Form 10-K, Exhibit 13
period 1996-12-31
DIAMETRICS MEDICAL INC
filed 1997-03-31
CIK 895380

                                                                    EXHIBIT 13.1

SELECTED FIVE-YEAR FINANCIAL DATA

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)                          YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------
                                                          1996          1995         1994         1993         1992
Statement of Operations Data
Net sales                                           $    3,797   $     1,607   $      331   $      -       $    -
Operating loss                                         (23,782)      (23,387)     (12,733)      (8,201)      (4,030)
Net loss                                               (23,575)      (23,046)     (12,455)     (13,819)      (4,305)
Net loss per share (1),(2)                               (1.56)        (1.82)       (1.49)       (2.05)         -
Weighted average shares outstanding (1),(2)         15,088,493    12,640,212    8,341,021    6,729,636          -

Balance Sheet Data
Working capital (deficit)                           $    6,649   $    27,123   $    7,413   $     (106)  $   10,578
Total assets                                            24,059        36,620       17,393       10,151       14,751
Long-term liabilities                                    8,582         1,851        1,759        1,502          957
Common shareholders' equity (deficit)                    8,674        31,194       11,157      (20,805)      (6,704)

(1) Due to significant capital structure changes, earnings per share and weighted average shares outstanding for 1992 are not presented. In addition, the Company has not paid any dividends since inception.

(2) Net loss per share and weighted average shares outstanding for 1993 are presented on a pro forma basis and reflect the impact of the conversion of all Preferred Shares outstanding at the time of the Company's initial public offering in June 1994, retroactively as of the date of issuance of the Preferred Shares. Also, pursuant to the Securities and Exchange Commission regulations, all Common, Redeemable Common and Redeemable Convertible Preferred Shares issued and options and warrants granted by the Company during the 12-month period preceding the initial filing date of the June 1994 public offering have been included in the Pro forma calculation of weighted average common and common equivalent shares outstanding as if they were outstanding for all of 1993 using the treasury stock method and the initial public offering price of $6 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

SUMMARY

Diametrics Medical, Inc., which began operations in 1990, is engaged in the development, manufacturing and marketing of critical care blood analysis systems which provide immediate or continuous diagnostic results at the point of patient care.

Since its commencement of operations in 1990, the Company has transitioned from a development stage company to a full-scale manufacturing and sales organization. As of December 31, 1996, the primary funding for the operations of the Company has been approximately $87.2 million raised through public and private sales of its equity securities and issuance of convertible promissory notes, all of which have been repaid or converted into common stock.

Operating results for 1996 were highlighted by the introduction of a number of key new products and the acquisition of Biomedical Sensors, Ltd. (BSL), an operating unit of Pfizer Inc.

In the third quarter of 1996, the second generation IRMA blood analyzer, the IRMA SL and the IRMA Data Management System (IDMS) were introduced. The IRMA SL features an expanded test menu that includes testing for blood gases, electrolytes and hematocrit, three of the most frequently ordered critical care diagnostic tests. The IDMS is an advanced data management software program that provides a comprehensive data management system for point of care testing technologies.

The Company also expanded its product line in July with the initiation of an exclusive U.S. distributor agreement with A-VOX Systems, Inc., to distribute the AVOXimeter 4000, the only battery operated, portable system for comprehensive co-oximetry measurements, which measures the levels of hemoglobin and calculated oxygen content in a patient's blood.

In November, the Company purchased Biomedical Sensors, Ltd. (BSL) from Pfizer Inc. for $1.5 million cash and a $7.3 million six-year interest-bearing promissory note. Based in England, the new subsidiary, Diametrics Medical, Ltd., brings an existing product line which includes the only indwelling continuous blood gas monitoring system and utilizes a world class fiber optic and electrochemical technology platform. Current products include Paratrend 7, an intravascular blood gas monitoring system and Neocath, a continuous oxygen monitoring system for newborns. In addition, Tissutrak, a system for monitoring tissue oxygenation of muscle flaps during plastic reconstructive surgery, is being marketed in Europe. Tissutrak is not yet FDA cleared for sale in the United States.

Additionally, the Company continued to expand its international sales coverage for its products with the signing of various partnership agreements. Primary among those finalized in 1996 was a distribution agreement with Century Medical, which markets the IRMA system and associated products in Japan through its critical care business division. International revenues accounted for approximately 40% of total revenues in 1996, 20% in 1995 and 30% in 1994.

RESULTS OF OPERATIONS

SALES Sales of the Company's products were $3,796,816 for 1996, compared to $1,607,375 for 1995 and $331,495 in 1994, the first year of sales activity. The Company's revenues are affected principally by the number of IRMA Systems placed with customers and the rate at which disposable IRMA cartridges are used in connection with the IRMA System. As of December 31, 1996, the Company had placed over 900 IRMA Systems at customer locations, compared to 450 and 91 systems as of December 31, 1995 and 1994, respectively. 1996 sales generated from IRMA Systems increased over 100% from 1995, while cartridge sales increased over 130% and represented 40% of total revenue.

The Company's 1997 revenues could significantly more than double the level achieved in 1996, as a result of continued market penetration, further planned expansion of the blood analysis product line and the inclusion of a full year of sales related to the operations of the Company's new subsidiary, Diametrics Medical, Ltd.

COST OF SALES Cost of sales totaled $9,591,358 for 1996, compared to $8,795,153 for 1995 and $3,070,272 for 1994. Included in cost of sales for 1995 was a charge of approximately $1.3 million associated with the write-down of inventory to the lower of cost or market as a result of product obsolescence and unfavorable manufacturing variances. Without the impact of the 1995 charge, 1996 cost of sales increased approximately $2 million from 1995. Cost of sales in 1996 declined significantly as a percentage of revenue as a result of improved manufacturing yields, lower production costs, increased cartridge volumes and increased shelf life of the Company's cartridges. The Company expects unit costs to continue to decline in 1997 as sales volumes increase and continued improvements are realized in manufacturing yields, processes, costs and product design. Depending upon product mix and production volumes, gross margins are expected to approximate break-even levels for the full year 1997.

OPERATING EXPENSES Total operating expenses for 1996 increased $1.8 million or 11% compared to 1995, primarily due to restructuring and other charges incurred during 1996 and the inclusion of expenses for the operations of Biomedical Sensors, Ltd. (BSL), acquired by the Company in November 1996. Without the impact of the above, operating expenses increased approximately $370,000 or 2% from 1995, due to investments made in sales and marketing. Operating expenses increased by $6.2 million or 62% from 1994 to 1995, due to increased research and development expenses associated with the expansion of the test menu for the IRMA System and development of the next generation system, the IRMA SL, as well as increased investments in sales and marketing and general and administrative expenses to support expanded operating activities.

Research and development expenses decreased $264,000 or 4% from 1995 to 1996, after an increase of $1.2 million or 23% from 1994 to 1995. The increase in expense from 1994 to 1995 reflects costs to support the continued expansion of the test menu for the IRMA System and development of the Company's next generation system, IRMA SL. Research and development expenses declined in 1996 primarily as a result of the completion during 1996 of development of the IRMA SL, partially offset by the inclusion of research and development expenses for BSL operations.

Sales and marketing expenses totaled $6,655,240 in 1996, compared to $5,681,334 in 1995 and $2,215,349 in 1994. Expansion of the direct sales force, addition of marketing personnel, and increased advertising and promotional activities produced the increase in sales and marketing expenses from 1994 to 1995. The smaller increase in 1996 expenses is associated with costs to support the increased direct sales force base established during 1995, higher commissions on increased sales during 1996, and the inclusion of BSL expenses from the date of acquisition.

General and administrative expenses totaled $3,941,522 in 1996, compared to $3,805,216 in 1995 and $2,659,313 in 1994. The 1994 to 1995 increase reflects the Company's requirement for administrative personnel and services to support expanded operating activities. The smaller increase from 1995 to 1996 is primarily attributed to the inclusion of expenses related to BSL operations.

Restructuring and other charges totaled $1,334,661 in 1996, compared to $391,834 in 1995 and no charges in 1994. 1995 charges reflect severance costs associated with a management reorganization in late 1995. 1996 charges consist of approximately $580,000 for severance costs related to continued restructuring of the management team in early 1996 and a work force reduction, $450,000 for the write-off of purchased in-process research and development created from the BSL acquisition, and $300,000 for the write-down of excess and obsolete equipment, resulting from the work force reductions and process changes.

Excluding the impact of 1996 restructuring and other charges, operating expenses in 1997 are expected to increase approximately 20% from 1996, due to the acquisition of BSL. Without the impact of additional operating expenses related to BSL operations, operating expenses are expected to decline by approximately 25%, as a result of staff reductions in late 1996, primarily affecting research and development and general and administrative functions and better cost containment and alignment of resources with the Company's strategy.

OTHER INCOME (EXPENSE) Net other income declined approximately $133,000 from 1995 to 1996, after an increase of $63,000 from 1994 to 1995. The Company realized interest income of $929,603 in 1996, compared to $1,148,352 in 1995 and $369,044 in 1994. The increase from 1994 to 1995 reflects the impact of higher average cash balances resulting from the Company's financing activities during 1994 and 1995. Interest income declined in 1996 from 1995 due to lower average cash balances resulting from a net use of cash in operations.

Interest expense totaled $607,342 in 1996, compared to $550,607 in 1995 and $237,635 in 1994. The increase from 1994 to 1995 reflects the impact of increased capital lease financing, while the increase from 1995 to 1996 primarily reflects interest accrued on a long-term note payable to Pfizer Inc. issued in connection with the Company's acquisition of BSL in November 1996.

Other expense decreased from 1995, primarily due to a reduction in losses on disposal of property and equipment.

NET LOSS Net loss for the year ended December 31, 1996 was $23,575,094, compared to $23,046,314 in 1995 and $12,454,760 in 1994. Net of restructuring and other charges and the impact of BSL operations, the 1996 net loss was approximately $800,000 less than the 1995 net loss. The Company expects a reduced net loss in 1997 relative to 1996.

LIQUIDITY AND CAPITAL RESOURCES

Most of the major changes from 1995 to 1996 in the Company's working capital balance sheet accounts (excluding cash, cash equivalents and marketable securities), were the result of the consolidation of BSL's operating assets and liabilities.

At December 31, 1996, the Company had working capital of approximately $6.6 million, a decrease of $20.5 million from the working capital of $27.1 million reported at December 31, 1995. The decrease is primarily the result of the net use of cash in operations during 1996, following the Company's receipt of $42.4 million in net proceeds from the private and public issuance of common stock in the first and third quarters of 1995. Based upon the Company's projections of cash requirements, additional capital was not raised until early 1997 (see footnote 19). Through December 31, 1995, the Company raised approximately $87.2 million through the public and private sales of its equity securities and the issuance of convertible promissory notes, all of which have been repaid or converted into common stock.

At December 31, 1996, the Company had property and equipment of $16,295,952, up from $10,840,323 at December 31, 1995, less accumulated depreciation of $8,008,200 and $5,000,597 at December 31, 1996 and 1995, respectively. The $5.5 million increase in the cost of property and equipment is the result of the consolidation of BSL property and equipment balances of $3.9 million upon the acquisition of BSL, and $1.6 million of capital additions, consisting primarily of investments in development and production equipment, and IRMA analyzers for internal R&D and sales use to bring new products to market and facilitate sales. Since its inception in 1990, the Company has financed approximately $5 million of capital additions through capital lease obligations, including $103,000 in 1996. In 1997, the Company expects capital expenditures and new lease commitments to approximate $3 million, primarily reflecting investments to support new product development and production.

In late 1996, the Company entered into long-term debt obligations of $7.8 million. The debt consists of a $7.3 million senior secured fixed rate loan note issued to Pfizer in connection with the Company's acquisition of BSL and a $500,000 note payable for equipment financing. The Company's long-term debt and capital lease obligations require principal and interest repayments of approximately $2.2 million in 1997, $1.5 million in 1998, $850,000 in 1999, $790,000 in both 2000 and 2001, and $7.9 million thereafter.

At December 31, 1996, the Company had U.S. net operating loss and research and development tax credit carryforwards for income tax purposes of approximately $75,000,000 and $844,000, respectively. Pursuant to the Tax Reform Act of 1986, use of the Company's net operating loss carryforwards are limited due to a "change in ownership." (See footnote 12 for further discussion and amount of limitation).

With the completion of a private equity placement in January 1997 of 750,000 shares of convertible preferred stock, resulting in net proceeds of approximately $11.9 million (see footnote 19), the Company believes that currently available funds and cash generated from 1997 revenues, supplemented by proceeds from employee stock plans, warrant exercises and receivable based credit, will meet the Company's working capital needs through early 1998. If capital requirements vary materially from those currently planned, the Company could require additional capital at an earlier time. Additional funds may also be required for the Company to meet significantly greater than anticipated demand for its products. As a result, the Company has and will continue to evaluate raising additional capital through, but not limited to, public or private sales of equity or debt securities. There can be no assurance that adequate funds will be available when needed or on acceptable terms. The Company's long-term capital requirements will depend upon numerous factors, including the rate of market acceptance of the Company's products, the level of resources devoted to expanding the sales and marketing organization, manufacturing capabilities and the Company's research and development activities.

Statements regarding the Company's expectations about new and existing products, future financial performance and other forward looking statements are subject to various risks and uncertainties, including, without limitation, demand and acceptance of new and existing products, technological advances and product obsolescence, competitive factors and the availability of capital to finance growth. These and other risks are discussed in greater detail as an exhibit in the Company's Form 10-K filing with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               Years ended December 31,
                                                 -------------------------------------------------
Diametrics Medical, Inc.                                1996             1995             1994
--------------------------------------------------------------------------------------------------
Net sales                                        $   3,796,816    $    1,607,375    $     331,495

Cost of sales                                        9,591,358         8,795,153        3,070,272
                                                 -------------------------------------------------

     Gross profit (loss)                            (5,794,542)       (7,187,778)      (2,738,777)

Operating expenses:
  Research and development                           6,056,246         6,320,739        5,119,133
  Sales and marketing                                6,655,240         5,681,334        2,215,349
  General and administrative                         3,941,522         3,805,216        2,659,313
  Restructuring and other charges                    1,334,661           391,834                -
                                                 -------------------------------------------------

     Total operating expenses                       17,987,669        16,199,123        9,993,795
                                                 -------------------------------------------------

Operating loss                                     (23,782,211)      (23,386,901)     (12,732,572)

Interest income                                        929,603         1,148,352          369,044
Interest expense                                      (607,342)         (550,607)        (237,635)
Lawsuit settlement and related legal fees                    -                 -          488,426
Other expense, net                                    (115,144)         (257,158)        (342,023)
                                                 -------------------------------------------------

     Net loss                                    $ (23,575,094)   $  (23,046,314)   $ (12,454,760)
                                                 -------------------------------------------------

Net loss per common share                        $       (1.56)   $        (1.82)   $       (1.49)
                                                 -------------------------------------------------

Weighted average common shares outstanding          15,088,493        12,640,212        8,341,021
                                                 -------------------------------------------------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                          December 31,
                                                                                --------------------------------
DIAMETRICS MEDICAL, INC.                                                           1996                1995
----------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                                                  $  2,451,993       $  2,702,232
     Marketable securities                                                         3,402,598         25,789,265
     Accounts receivable:
       Trade, net of allowance for doubtful
       accounts of $110,000 in 1996 and $80,876 in 1995                            2,033,496            562,409
       Nontrade                                                                      556,272            400,639
     Inventories                                                                   4,464,099          1,114,332
     Prepaid expenses and other current assets                                       543,755            128,374
                                                                                --------------------------------
       Total current assets                                                       13,452,213         30,697,251
                                                                                --------------------------------

PROPERTY AND EQUIPMENT                                                            16,295,952         10,840,323
     Less accumulated depreciation and amortization                               (8,008,200)        (5,000,597)
                                                                                --------------------------------
                                                                                   8,287,752          5,839,726
                                                                                --------------------------------

OTHER ASSETS                                                                       2,318,674             82,624
                                                                                --------------------------------
                                                                                $ 24,058,639       $ 36,619,601
                                                                                ================================
LIABILITIES AND COMMON SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:
     Accounts payable                                                           $  1,612,390       $  1,554,573
     Accrued expenses                                                              3,848,248            847,544
     Short-term note payable                                                          31,934             44,608
     Current portion of long-term liabilities                                      1,310,154          1,127,175
                                                                                --------------------------------
      Total current liabilities                                                    6,802,726          3,573,900
                                                                                --------------------------------
LONG-TERM LIABILITIES:
     Long-term obligations, excluding current portion                              7,795,851                  -
     Capital lease obligations, excluding current portion                            666,668          1,803,982
     Other liabilities, excluding current portion                                    119,155             47,369
                                                                                --------------------------------
       Total liabilities                                                          15,384,400          5,425,251
                                                                                --------------------------------
COMMON SHAREHOLDERS' EQUITY:
     Undesignated preferred stock, $.01 par value: 5,000,000 shares
       authorized, no shares issued and outstanding                                        -                  -
     Common stock, $.01 par value 20,000,000 authorized, 15,209,481 and 14,900,141 shares issued and outstanding on December 31, 1996
       and 1995, respectively                                                        152,095            149,001
     Additional paid-in capital                                                   88,451,972         87,489,392
     Cumulative translation adjustment                                                89,309                  -
     Accumulated deficit                                                         (80,019,137)       (56,444,043)
                                                                                --------------------------------
       Total common shareholders' equity                                           8,674,239         31,194,350
                                                                                --------------------------------
Commitments and contingencies (notes 7, 8, 16 and 17)                           $ 24,058,639       $ 36,619,601
                                                                                ================================


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                                                    Total
                                                                         Additional                 Cumulative      common
                                                    Common stock           paid-in    Accumulated   translation   shareholders'
                                                 -------------------
Diametrics Medical, Inc.                         Shares       Amount       capital     deficit      adjustment   equity (deficit)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1993                       885,945  $    8,859  $     27,141  $(20,840,566) $         -    $(20,804,566)

Adjustment to reflect redemption
  value of preferred stock                             -           -             -      (102,403)           -        (102,403)

Issued common stock upon the exercise
  of stock purchase warrants                      79,750         798       549,477             -            -         550,275

Issued common stock pursuant to the
  Company's initial public offering            2,875,000      28,750    15,681,252             -            -      15,710,002

Conversion of preferred stock
  to common stock                              5,743,745      57,438    28,196,428             -            -      28,253,866

Exercise of options common stock                   2,536          25         4,337             -            -           4,362

Net loss                                               -           -             -   (12,454,760)           -     (12,454,760)
                                             -----------------------------------------------------------------------------------
BALANCE, December  31, 1994                    9,586,976      95,870    44,458,635   (33,397,729)           -      11,156,776

Issued common stock
  on February 3, 1995                          1,754,635      17,546     8,631,244             -            -       8,648,790

Issued common stock
  On August 3 and 10, 1995                     3,450,000      34,500    33,746,032             -            -      33,780,532

Issued common stock under
  employee stock purchase plan                    34,760         347       192,855              -            -        193,202

Issued common stock in lieu of
  salaries and wages                              38,900         389       337,224             -            -         337,613

Exercise of options to common stock               33,124         331       115,091             -            -         115,422

Exercise of warrants to common stock               1,746          18         8,311             -            -           8,329

Net loss                                               -           -             -   (23,046,314)           -     (23,046,314)
                                             -----------------------------------------------------------------------------------
BALANCE, December 31, 1995                    14,900,141     149,001    87,489,392   (56,444,043)           -      31,194,350

Issued common stock under
  employee stock purchase plan                    74,096         741       300,140             -            -         300,881

Exercise of options to common stock              235,244       2,353       662,440             -            -         664,793

Change in cumulative translation
  adjustment                                           -           -             -             -       89,309          89,309

Net loss                                               -           -             -   (23,575,094)           -     (23,575,094)
                                             -----------------------------------------------------------------------------------
BALANCE, December 31, 1996                    15,209,481  $  152,095  $ 88,451,972  $(80,019,137) $    89,309    $  8,674,239
                                             -----------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

                                                                                   Years ended December 31,
                                                                      -------------------------------------------------
Diametrics Medical, Inc.                                                    1996             1995             1994
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                             $(23,575,094)    $(23,046,314)    $(12,454,760)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation and amortization                                        3,114,293        2,590,022        1,640,198
     Write-off of acquired in-process technology                            464,460                -                -
     Common stock issued in lieu of salaries and wages                            -          337,613                -
     (Gain) loss on disposal of property and equipment                       (1,686)         144,192          138,183
     Changes in operating assets and liabilities
     (net of effects of BSL acquisition):
       Receivables, net                                                    (580,891)        (665,221)        (225,767)
       Inventories                                                         (632,551)        (414,089)         (18,893)
       Prepaid expenses and other current assets                            523,050          135,143          206,326
       Accounts payable                                                     (97,319)         324,951          923,781
       Accrued expenses                                                     445,619         (475,130)      (3,211,923)
                                                                      -------------------------------------------------
         Net cash used in operating activities                          (20,340,119)     (21,068,833)     (13,002,855)
                                                                      -------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                                    (1,597,218)      (2,715,937)      (2,090,629)
  Proceeds from sales of property and equipment                             102,586        1,405,565        1,983,025
  Purchases of marketable securities                                     (8,343,433)     (40,907,468)     (15,489,358)
  Proceeds from sales of marketable securities                           30,730,100       23,705,369        6,902,192
  Acquisition of BSL, net of cash received                               (1,067,848)               -                -
  Other assets                                                              (36,892)         452,483         (347,077)
                                                                      -------------------------------------------------
         Net cash provided by (used in) investing activities             19,787,295      (18,059,988)      (9,041,847)
                                                                      -------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on short-term note payable                            (108,477)        (100,502)        (109,971)
  Proceeds from long-term borrowings                                        500,000                -                -
  Net proceeds from issuance of common stock                                965,674       42,746,275       20,290,169
  Payments for redeemable common stock                                            -       (1,000,000)               -
  Principal payments on capital lease obligations                        (1,078,802)        (964,031)        (515,107)
                                                                      -------------------------------------------------
         Net cash provided by financing activities                          278,395       40,681,742       19,665,091
                                                                      -------------------------------------------------

CUMULATIVE TRANSLATION ADJUSTMENT                                            24,190                -                -

         Net increase (decrease) in cash and cash equivalents              (250,239)       1,552,921       (2,379,611)

Cash and cash equivalents at beginning of year                            2,702,232        1,149,311        3,528,922
                                                                      -------------------------------------------------

Cash and cash equivalents at end of year                               $  2,451,993     $  2,702,232     $  1,149,311
                                                                      =================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for interest                             $    510,399     $    550,607     $    181,232
                                                                      =================================================

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

The Company entered into capital lease obligations for equipment of $131,058, $1,367,073, $1,983,025 during the years ended December 31, 1996, 1995, and
  1994, respectively.

On November 6, 1996, the Company entered into a senior secured fixed rate loan note of $7,300,000 in connection with the acquisition of BSL.

During 1994, $28,253,866 of preferred stock was converted into common stock.

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF THE BUSINESS Diametrics Medical, Inc. (the Company), a medical device company, was incorporated in the state of Minnesota on January 26, 1990 and commenced operation in June 1990. The Company develops, manufactures and markets critical care blood analysis systems which provide immediate or continuous diagnostic results at the point-of-patient care. The Company emerged from development stage in the third quarter of 1994.

     The Company markets its products primarily to health care organizations through a direct sales force in the United States, the United Kingdom and Germany and various distributors outside of these countries.

     PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of Diametrics Medical, Inc. and Diametrics Medical, Ltd., its wholly-owned subsidiary (the Company). All material intercompany accounts and transactions have been eliminated. The accounts of the foreign subsidiary have been consolidated since the date of acquisition. The Company did not have any subsidiaries prior to 1996.

     TRANSLATION OF FOREIGN CURRENCIES The financial statements of the Company's foreign subsidiary were translated in accordance with the provisions of SFAS No. 52. Under this Statement, all assets and liabilities are translated using period-end exchange rates and statements of operations items are translated using average exchange rates for the period. The resulting translation adjustments are recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in determining net income, but have not been material in any of the years presented.

     CASH AND CASH EQUIVALENTS The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1996, cash and cash equivalents consisted mainly of U.S. government money market funds and investment grade commercial paper.

     MARKETABLE SECURITIES In accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Investment in Certain Instruments in Debt and Equity Securities", investments in marketable debt securities have been classified as held to maturity and are stated at amortized cost, which approximates estimated fair value. At December 31, 1996, marketable securities consisted mainly of investment grade commercial paper, with original maturities ranging from six to twelve months.

     These securities are classified as held-to-maturity because of the Company's intent and ability to hold its investments to maturity.

     INVENTORIES Inventories are stated at the lower of cost or market using the first in, first out method.

     PROPERTY AND EQUIPMENT Leasehold improvements are recorded at cost and amortized over the term of the underlying lease. Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives of 2 to 7 years. Maintenance and repairs are expensed as incurred.

     OTHER ASSETS Other assets consist principally of goodwill representing purchased technology and other intangible assets resulting from the excess of the cost of a purchased business over the fair value of the net assets acquired. Goodwill is amortized using the straight-line method over five years. The recoverability of goodwill is assessed quarterly based upon an analysis of undiscounted cash flows projected to be generated by the acquired business.

     REVENUE RECOGNITION The Company recognizes revenue upon shipment of product to customers or, in the case of trial instruments, upon the customer's acceptance of the product.

     NET LOSS PER COMMON SHARE Net loss per common share is computed based upon the weighted average number of common shares outstanding.

     PRODUCT WARRANTY The Company, in general, warrants its new hardware and software products to the original purchaser to be free from defects in material and workmanship under normal use and service for a period of one year after date of shipment, and warrants its disposable products to be free from defect in material and workmanship under normal use until its stated expiration date. Provisions are made for the estimated cost of maintaining product warranties for the hardware, software and disposable products at the time the products are sold.

     INCOME TAXES Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Due to historical net losses of the Company, a valuation allowance is established to offset the net deferred tax asset.

     USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     IMPAIRMENT OF LONG-LIVED ASSETS Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, which prescribes accounting and reporting standards when circumstances indicate that the carrying amount of an asset may not be recoverable. No cumulative effect adjustment occurred as a result of this change in accounting principle.

     STOCK BASED COMPENSATION The Company applies APB Opinion No. 25 in accounting for the issuance of stock incentives to employees and directors and, accordingly, no compensation expense has been recognized in the financial statements. Effective January 1, 1996, in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, pro forma information reflecting compensation cost for such issuances is presented in footnote 9.

     RECLASSIFICATIONS Certain 1995 and 1994 amounts in the Consolidated Statements of Operations have been reclassified from prior reported balances to conform to the 1996 presentation. The reclassifications had no impact on the net loss or loss per share as reported in 1995 and 1994.

(2)  LIQUIDITY

     As reflected in the accompanying consolidated financial statements, the Company has incurred a net loss of $23,575,094 for the year ended December 31, 1996. In addition, the Company has incurred net losses and has had negative cash flows from operating activities since inception. During January 1997 the Company completed a private placement which generated net cash proceeds to the Company of approximately $11.9 million (see footnote
     19). Management believes proceeds from this offering combined with current working capital and projected operating revenues, supplemented by proceeds from employee stock plans, warrant exercises and receivable based credit, will provide the Company with sufficient liquidity through 1997 and into early 1998. It is probable the Company will be required to raise additional capital by early 1998. Management's intentions are to raise this additional capital through alliances with strategic corporate partners, issuance of debt, or an equity offering. If capital requirements vary materially from those currently planned, the Company could require additional capital at an earlier time. There can be no assurance that adequate funds will be available when needed or on acceptable terms.


(3)  INVENTORIES

     Inventories are summarized as follows:

                                                         1996            1995
                                                      -------------------------
     Raw materials                                    $  1,623,243  $   782,287
     Work-in-process                                       569,505      238,930
     Finished goods                                      2,271,351       93,115
                                                      -------------------------
                                                      $  4,464,099  $ 1,114,332
                                                      =========================

(4)  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                              1996             1995
                                                           --------------------------
     Manufacturing equipment                               $  3,988,933  $  3,159,579
     Laboratory fixtures and equipment                        2,024,811     1,170,995
     Office furniture and equipment                           3,656,348     2,979,547
     Leasehold improvements                                   3,350,731     2,752,341
     Tooling                                                  1,333,097       574,543
     Demonstration instruments                                1,317,378       203,318
     Vehicles                                                   212,596             -
     Capital-in-progress                                        412,058             -
                                                           --------------------------
                                                             16,295,952    10,840,323

     Less accumulated depreciation & amortization            (8,008,200)   (5,000,597)
                                                           --------------------------
                                                           $  8,287,752  $  5,839,726
                                                           ==========================

(5)  OTHER ASSETS

     Other assets consist of the following:

                                                              1996             1995
                                                           --------------------------
     Goodwill                                              $  2,259,974  $          -
     Other                                                       58,700        82,624
                                                           --------------------------
                                                           $  2,318,674  $     82,624
                                                           ==========================

     Amortization charged to expense for goodwill was $45,925 in 1996 and $0 in 1995.

(6)  ACCRUED EXPENSES

     Accrued expenses are summarized as follows:

                                                              1996             1995
                                                           --------------------------
     Employee compensation                                 $  1,129,241  $    721,606
     Product upgrades                                         1,138,420             -
     Acquisition expenses                                       295,207             -
     Other                                                    1,285,380       125,938
                                                            -------------------------
                                                            $ 3,848,248  $    847,544
                                                            =========================

(7)  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                              1996             1995
                                                           --------------------------
     Senior secured fixed rate loan note                   $  7,300,000   $         -

     Note payable                                               500,000             -
                                                           --------------------------
                                                              7,800,000             -
     Less current portion                                        (4,149)
                                                           --------------------------
                                                           $  7,795,851   $         -
                                                           ==========================

The aggregate maturities of outstanding long-term debt are:

     year ending December 31:
     1997                                                           $       4,149
     1998                                                                 106,059
     1999                                                                 117,297
     2000                                                                 129,726
     Thereafter                                                         7,442,769
                                                                    -------------
                                                                    $   7,800,000
                                                                    =============

     The senior secured fixed rate loan note of $7,300,000 is payable to Pfizer Inc., issued in connection with the Company's acquisition of Biomedical Sensors, Ltd. (BSL), an operating unit of Pfizer Inc., on November 6, 1996. Interest is payable on December 31, 1997 and quarterly in arrears thereafter, at 8.75% per annum. The full principal balance is due November 4, 2002. The Pfizer note is secured by the issued shares of BSL, 100% of which were purchased by the Company.

     The note agreement with Pfizer Inc. contains provisions which will require acceleration of payment of principal in full in the event that prior to November 6, 1998, the Company issues securities listed or traded on any securities exchange, with aggregate net proceeds to the Company exceeding $40 million. If this doesn't occur, then, in the event the Company issues securities from November 6, 1998 to November 4, 2002 resulting in cumulative net proceeds of more than $5 million, a proportion of the outstanding principal balance shall become immediately payable. During this period, cumulative net proceeds from a securities issuance of more than $5 million but less than $10 million would require a $1 million payment of principal, while cumulative net proceeds between $10 million and less than $20 million and between $20 million and less than $40 million would require principal payments of $2.5 million and $4.5 million, respectively. Cumulative net proceeds of $40 million or greater would require full payment of the note's principal.

     The $500,000 note payable requires principal and interest payments in monthly installments beginning on January 1, 1997 at an annual interest rate of 10.1%. The note matures December 1, 2001 and is secured by equipment.

(8)  LEASES

     The Company is obligated under various capital leases for furniture and equipment that expire at various dates during the next three years. The gross amount included in property and equipment and related accumulated amortization relating to capital leases is as follows:

                                                              1996             1995
                                                          ---------------------------
     Manufacturing equipment                              $  2,124,241  $  2,520,423
     Laboratory fixtures and equipment                         599,940       969,530
     Office furniture and equipment                          1,358,874     1,440,333
     Leasehold improvements                                     16,668        16,668
     Tooling                                                     7,030         7,030
                                                          ---------------------------
                                                             4,106,753     4,953,984
     Less accumulated amortization                          (2,893,465)   (2,419,791)
                                                          ---------------------------
                                                          $  1,213,288  $  2,534,193
                                                          ===========================

The present value of future minimum capital lease payments is as follows:

     Year ending December 31:
          1997                                                         $  1,525,255
          1998                                                              667,257
          1999                                                               61,144
                                                                       ------------
               Total minimum lease payments                               2,253,656
     Less amount representing interest                                     (341,288)
                                                                       ------------
               Present value of minimum capital lease payments            1,912,368
     Less current portion of capital lease obligations                   (1,245,700)
                                                                       ------------
               Capital lease obligations, excluding current portion    $    666,668
                                                                       ============

(9)  STOCK OPTIONS AND WARRANTS

     Under the terms of the 1990 Stock Option Plan, incentive stock options and non-qualified stock options to purchase up to 3,000,000 shares of common stock may be granted to Company employees and consultants.

     Additionally, the Directors' Plan provides grants to non-employee directors of the Company of non-qualified stock options to purchase up to an aggregate of 217,500 shares of common stock.

     Under the plans, the option price is equal to the fair value on the date of grant. Under the 1990 Stock Option Plan, options become exercisable over varying periods and terminate up to ten years from the date of grant. Under the Directors' Plan, options become exercisable over a three year period and terminate ten years from the date of grant. At December 31, 1996, 479,901 and 40,250 additional shares were available for grant under the 1990 Stock Option Plan and Directors' Plan, respectively.

     The following tables reflect the per share weighted-average fair value of stock options granted during 1996 and 1995 under each of the plans on the date of grant using the Black Scholes option-pricing model with the following assumptions: 1996 - annualized volatility of 70.81%, risk-free interest rate of 5.5%, and an expected life of five and three years for the 1990 Stock Option Plan and Directors' Plan, respectively; 1995 - annualized volatility 80.04%, risk-free interest rate of 5.5% and an expected life of five and three years for the 1990 Stock Option Plan and Directors' Plan, respectively.

     The status of the Company's stock option plans as of December 31, 1996, 1995 and 1994 and changes during those years, is summarized as follows:

                                                  1996                         1995                         1994
                                          -----------------------------------------------------------------------------------------
                                                         Weighted                      Weighted                       Weighted
                                                          average                       average                        average
     1990 STOCK OPTION PLAN                  Shares    exercise price    Shares      exercise price     Shares      exercise price
                                          -----------  --------------  -----------   --------------   -----------   ---------------
     Outstanding at beginning of year       1,450,188  $         4.66   1,175,494   $        4.01      922,570      $         3.30
     Granted                                1,286,500            5.45     310,375            7.04      259,500                6.53
     Exercised                               (235,244)           2.83     (25,874)           3.18       (2,536)               1.72
     Expired                                 (246,449)           6.24      (9,807)           5.83       (4,040)               3.93
                                           -----------                 -----------                   -----------
     Outstanding at end of year             2,254,995            5.13   1,450,188            4.66    1,175,494                4.01
                                           -----------                 -----------                   -----------

     Options exercisable at year-end        1,158,730            4.68     941,286            3.78      722,419                3.26


     Weighted-average fair value of
     options granted during the year      $      3.43                  $     4.52                          -

     1993 DIRECTORS' STOCK OPTION PLAN

     Outstanding at beginning of year         126,500  $         6.89      82,500   $        4.82       72,500      $         4.60
     Granted                                   55,500            4.95      58,500            9.24       10,000                6.40
     Exercised                                    -               -        (7,250)           4.60          -                   -
     Expired                                  (12,000)           8.27      (7,250)           4.60          -                   -
                                            ----------                 -----------                   -----------
     Outstanding at end of year               170,000            6.16     126,500            6.89       82,500                4.82
                                            ==========                 ===========                   ===========

     Options exercisable at year-end          112,000            6.08  $   59,000            5.25

     Weighted-average fair value of
     options granted during the year      $      2.50                        5.10                          -

     At December 31, 1996, the range of exercise prices and weighted average remaining contractual life of outstanding options for the above plans were $1.72 - $12.00 and eight years, respectively.

     The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had the Company determined compensation cost based upon the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss and net loss per share would have increased to the pro forma amounts indicated below:

                                                                1996                  1995
                                                       --------------------------------------------
     Net loss as reported                                $     (23,575,094)   $      (23,046,314)
     Net loss pro forma                                  $     (26,072,231)   $      (23,738,550)

     Net loss  per share as reported                     $           (1.56)   $            (1.82)
     Net loss per share pro forma                        $           (1.73)   $            (1.87)

     Pro forma net loss reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented, because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

     In connection with certain financing and marketing arrangements, the Company has granted stock purchase warrants for the purchase of 977,060 shares of common stock. The stock purchase warrants become exercisable over varying periods and expire up to 10 years from the date of grant. At December 31, 1996, stock purchase warrants representing 706,314 shares were exercisable with an additional 80,500 shares becoming exercisable upon achieving certain purchasing levels of the Company's products. Stock warrant transactions under these arrangements are summarized as follows:

                                                            1996                      1995                      1994

                                                 -------------------------------------------------------------------------------

                                                                Exercise                  Exercise                   Exercise

                                                                  price                     price                      price

                                                   Shares       per share      Shares     per share      Shares      per share

                                                 ----------   ------------   ---------  -------------   --------   -------------


     Outstanding at beginning of year              843,314    $1.72 - 6.13    861,310    $1.72 - 6.13    921,110   $1.72 - 6.13

     Granted                                        16,000            5.00     20,000            5.25     19,950           6.00

     Exercised                                         -               -       (1,746)    5.25 - 6.00    (79,750)          6.00

     Expired                                       (72,500)            -      (36,250)    5.25 - 6.00        -              -

                                                 ----------                  ---------                  --------

     Outstanding at end of year                    786,814     1.72 - 6.13    843,314     1.72 - 6.13    861,310    1.72 - 6.13

                                                 ==========                  =========                  ========



     Warrants exercisable at year-end              706,314     1.72 - 6.13    698,314     1.72 - 6.13    537,000    1.72 - 6.13



     Weighted-average fair value of

     warrants granted during the year            $    2.86                   $   3.26                       -

(10) EMPLOYEE STOCK PURCHASE PLAN

     The Company adopted an employee stock purchase plan (the "Plan") effective July 3, 1995, under which 300,000 shares of common stock are available for sale to employees. The Plan enables all employees, after a 90-day waiting period, to contribute up to 10 percent of their wages toward the purchase of the Company's common stock at 85 percent of the lower of fair market value for such shares on the first business day of each quarter or the last business day of each quarter.

     Participant elections resulted in the issuance of 74,096 shares at an average price per share of $4.06 in 1996 and 34,760 shares at an average price per share of $5.56 in 1995. The fair value expense of these purchases is included in the pro forma information in footnote 9.

(11) EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) savings plan for its U.S. employees. U.S. employees of the Company who meet certain age and service requirements may contribute up to 20 percent of their salaries to the plan on a pre-tax basis. The Company has the discretion to match employee contributions up to 6 percent of compensation. The Company has not made any contributions to the plan.

     As part of its acquisition of the England-based Biomedical Sensors, Ltd.
     (BSL), the Company assumed sponsorship of BSL's defined benefit retirement plan. The Plan covers the majority of the new subsidiary's employees and provides benefits based upon final pensionable salary. The assets of the Plan are held separately from those of the Company and invested in the London and Manchester Secure Growth Fund, Balanced Fund and a small holding in the Performance Fund. A portion of plan assets are also invested in the Scottish Equitable Funds.

     Contributions to the Plan are charged to expense so as to spread the cost of the pensions over the employees' working lives with the Company. The contributions are determined by a qualified actuary on the basis of a valuation using the "attained age" valuation method.

     The Company's Statement of Operations for the year ended December 31, 1996 includes approximately one month of activity for BSL, and pension expense charged to operations during that period was minimal. The net periodic pension cost and related assumptions are shown in the following table on a pro forma basis for 1996, as if the Company had included a full year of BSL activity in its 1996 results. The second table reflects a description of the funded status of the plan.

     NET PERIODIC PENSION COST

                                                                   Pro forma
                                                                  year ended
                                                               December 31, 1996
                                                               -----------------
       Service cost                                              $     258,430
       Actual return on plan assets                                    (51,387)
                                                               -----------------

                                                                 $     207,043
                                                               =================

       RATE ASSUMPTIONS:
       Discount rate                                                      8.50%
       Rate of salary progression                                         6.25%
       Long-term rate of return on assets                                 9.25%

     FUNDED STATUS OF DEFINED BENEFIT RETIREMENT PLAN AT DECEMBER 31, 1996

       Actuarial present value of obligation:

       Vested benefit obligation                                 $   2,585,814
                                                               =================
       Accumulated benefit obligation                            $   2,616,059
                                                               =================
       Projected benefit obligation                              $   2,762,245
                                                               =================

       Plan assets at fair value                                 $   2,660,923
                                                               =================

       Net pension liability recognized in balance sheet         $    (101,322)
                                                               =================

     The net pension liability recognized as of December 31, 1996 was part of a required purchase accounting fair value adjustment recorded upon the acquisition of BSL to reflect the U.K. to U.S. GAAP adjustment relating to the accounting for pension costs under the provisions of SFAS No. 87.

(12) INCOME TAXES

     The Company has incurred net operating losses since inception. The Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements in accordance with Statement of Financial Accounting Standards No. 109.

     As of December 31, 1996 the Company has U.S. tax net operating loss and research and development tax credit carryforwards of approximately $75,000,000 and $844,000, respectively. Pursuant to the Tax Reform Act of 1986, use of the Company's net operating loss carryforwards may be limited if a cumulative "change in ownership" of more than 50 percent occurs within a three-year period. In connection with prior sales by the Company of its securities in private and public offerings, the Company has experienced a "change in ownership". As a result, the utilization of the Company's net operating loss and certain credit carryforwards incurred prior to these changes are subject to annual limitations.

     The Company estimates that the use of the U.S. net operating losses incurred from January 26, 1990 (inception) through February 11, 1991 is limited to approximately $418,000 per year; the use of net operating losses incurred from February 12, 1991 through December 7, 1992 is limited to approximately $1.9 million per year. If not used, these net operating loss carryforwards begin to expire in 2005.

     The Company's foreign subsidiary also has a net operating loss carryforward of approximately $35,800,000 which can be carried forward indefinitely.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are as follows:

                                                          1996            1995
                                                      -------------------------------
     Tax credits                                      $    844,000      $    701,000
     Federal net operating loss carryforward            27,787,000        19,590,000
     Foreign net operating loss carryforward            11,828,000                 -
     Fixed asset depreciation                              587,000           173,000
     Vacation accrual                                      117,000           134,000
     Inventory reserve                                      96,000           471,000
     Product upgrade accrual                               286,000                 -
     Other differences                                     169,000            60,000
     Valuation allowance                               (41,714,000)      (21,129,000)
                                                      -------------------------------
     Net deferred tax asset                           $          -      $          -
                                                      -------------------------------

     The provision for income taxes differs from the expected tax expense, computed by applying the federal corporate rate of 34% to earnings before income taxes as follows:

                                                          1996            1995
                                                      -------------------------------
     Expected federal benefit                         $ (8,016,000)     $ (7,836,000)
     State tax, net of federal benefit                    (699,000)         (691,000)
     Other                                                 (42,000)         (116,000)
     Increase in valuation allowance                    20,585,000         8,643,000
     Increase in valuation allowance of acquired
     foreign subsidiary                                (11,828,000)                -
                                                      -------------------------------
                                                      $          -      $          -
                                                      -------------------------------

(13) RESTRUCTURING AND OTHER CHARGES

     In late 1995 and throughout 1996, the Company made operational changes intended to better align its resources with its evolving strategy, improve its efficiency, and achieve a more competitive cost structure. Restructuring and other charges totaled $1,334,661 in 1996 and $391,834 in 1995. 1995 charges reflect severance costs associated with a management reorganization in late 1995. 1996 charges consist of approximately $580,000 for severance costs related to continued restructuring of the management team in early 1996 and a work force reduction in November, $450,000 for the write-off of purchased in-process research and development created from the BSL acquisition, and $300,000 for the write-down of excess and obsolete equipment, resulting from the work force reductions and process changes.

(14) RELATED PARTY TRANSACTIONS

     Certain equipment used by the Company is leased under a sublease arrangement with FIM, an entity that is related to the Company through stockholders. FIM leases the equipment from an unrelated entity. The Company pays FIM an amount equal to FIM's lease payments. The leases are accounted for as capital leases.

     Payments on leases of equipment, under the arrangement with FIM discussed above, are guaranteed up to a principal amount of approximately $1,300,000 by Medical Innovation Fund, a holder of approximately 8% of the Company's common stock as of December 31, 1996.

(15) MAJOR CUSTOMERS, EXPORT SALES AND DOMESTIC AND FOREIGN OPERATIONS

     Sales to major customers that exceeded 10% of total net sales for the years ended December 31 were as follows:

                                        1996           1995           1994
                                     -------------------------------------
     Customer A                           -              14%            -
     Customer B                           -              -             27%
     Customer C                           -              -             18%

     The Company's export sales (i.e. sales to unaffiliated customers outside of the U.S.) were $1,248,915, $318,219, and $100,639 for the years ended
     December 31, 1996, 1995, and 1994, respectively. These sales were primarily in Europe and Asia.

     Information regarding operations in different geographies for the year ended December 31, 1996 is as follows:

                                                   United                    Adjustments
                                                   States      Europe     and eliminations   Consolidated
                                              ------------------------------------------------------------
     Sales to unaffiliated customers          $  3,566,952   $  278,743   $    (48,879)      $  3,796,816
     Operating loss                            (23,531,879)    (257,952)         7,620        (23,782,211)
     Other income (expense)                        214,255       (7,138)          -               207,117
     Net loss                                  (23,317,624)    (265,090)         7,620        (23,575,094)

     Identifiable assets at December 31, 1996   22,866,059    8,172,640     (6,980,060)        24,058,639

     The Company did not have operations outside of the United States prior to 1996.

(16) COMMITMENTS

     The Company leases its facilities and some of its equipment under non-cancelable operating lease arrangements. The rental payments under these leases are charged to expense as incurred. Rent expense included in the accompanying consolidated statements of operations was $412,295, $376,558 and $337,254 for the years ended December 31, 1996, 1995, and 1994, respectively.

     The following is a schedule of future minimum rental payments, excluding property taxes and other operating expenses, required under all non-cancelable operating leases as of December 31, 1996:

     Year ending December 31:
       1997                                 $    442,705
       1998                                      395,028
       1999                                      361,045
       2000                                      246,442
       2001                                      186,229
                                            ------------

          Total minimum lease payments      $  1,631,449
                                            ------------

(17) LEGAL PROCEEDINGS

     There are no legal proceedings pending against or involving the Company, which, in the opinion of management, will have a material adverse effect upon consolidated results of operations or financial condition.

(18) ACQUISITIONS

     On November 6, 1996, the Company acquired all the outstanding capital stock of Biomedical Sensors, Ltd. (BSL), an operating unit of Pfizer Inc. and certain assets from Howmedica, Inc. (a wholly-owned subsidiary of Pfizer Inc.), for $1,500,000 in cash and a $7,300,000 senior secured fixed rate loan note, due November 4, 2002 (see footnote 7). The Company has accounted for the acquisition using the purchase method. As such, the excess of the purchase price over the fair value of the identifiable assets acquired was recorded as goodwill, which consisted of purchased technology and other intangible assets totaling $2,305,899.

     The unaudited pro forma consolidated condensed results of operations for the Company for fiscal years 1996 and 1995, had the acquisition occurred at the beginning of each fiscal year presented, are as follows:

                                       1996              1995
                                  ---------------------------------
     Net sales                    $    7,021,000    $     5,387,000
     Net loss                        (33,586,000)       (35,517,000)
     Net loss per common share             (2.23)             (2.81)

     Included in total revenue and net loss for 1996 are revenues and net loss from the BSL operations of $326,000 and $(421,000), respectively.

(19) SUBSEQUENT EVENT

     In January 1997, the Company completed a private placement of 750,000 shares of Series I Junior Participating Convertible Preferred Stock at $16.00 per share, resulting in net proceeds to the Company of approximately $11.9 million. Each share of Preferred Stock will automatically convert into four shares of common stock upon shareholder approval of additional authorized common shares. In addition, each purchaser received a warrant to purchase one share of common stock, at a purchase price of $5.062, for each share of Preferred Stock purchased, providing additional future funding potential of approximately $3.8 million. The warrants can be exercised at any time during the five year period ending January 29, 2002. Additionally, the Company can call the warrants and require their exercise, after a six month waiting period, if the Company's Common Stock trades for any consecutive 20 trading days at $7.062 or greater in the first 12 months, or $8.50, $9.00, $9.50 and $10.00 in each subsequent year, respectively.

     The Company expects to use the net proceeds from this private placement for product development, sales and marketing and other general corporate purposes.

(20) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                         First       Second        Third          Fourth
                                       Quarter      Quarter      Quarter         Quarter
                                    -----------------------------------------------------
     1996
       Net sales                    $   609,571  $   583,530  $   669,848  $   1,933,867
       Gross profit (loss)           (1,681,794)  (1,534,417)  (1,442,690)    (1,135,641)
       Operating loss                (5,743,317)  (6,114,413)  (5,521,395)    (6,403,086)
       Net loss                      (5,548,010)  (6,064,471)  (5,484,272)    (6,478,341)
       Net loss per common share          (0.37)       (0.40)       (0.36)         (0.43)

     1995
       Net sales                    $   332,767  $   310,176  $   377,708  $     586,724
       Gross profit (loss)           (1,250,774)  (1,294,328)  (1,302,464)    (3,340,212)
       Operating loss                (4,889,945)  (4,982,599)  (5,161,202)    (8,353,155)
       Net loss                      (4,891,269)  (4,996,918)  (5,096,393)    (8,061,734)
       Net loss per common share          (0.45)       (0.44)       (0.38)         (0.54)

REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND SHAREHOLDERS
DIAMETRICS MEDICAL, INC.:


We have audited the accompanying consolidated balance sheets of Diametrics Medical, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, common shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                              /s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
January 24, 1997

SHAREHOLDER INFORMATION

  STOCK LISTING

  The Company's common stock is traded on The Nasdaq Stock Market under the symbol DMED.

  STOCK TRANSFER AGENT

  Norwest Bank Minnesota, N.A.
  Stock Transfer Department
  161 North Concord Exchange
  P.O. Box 738
  South St. Paul, MN 55075-0738

  FORM 10-K

  A copy of the Company's annual report on form 10-K as filed with the Securities and Exchange Commission is available free of charge by writing to Diametrics Medical, Inc.

  ANNUAL MEETING

  The annual meeting of Diametrics Medical, Inc. shareholders will be held May 7, 1997, at 3:30 p.m. at the Hilton Hotel & Tower, 1001 Marquette Avenue, Minneapolis, Minnesota. All shareholders and other interested parties are invited to attend.

  INVESTOR INQUIRIES

  Please direct all inquiries to Laurence L. Betterley, Senior Vice President and Chief Financial Officer, at the Company's corporate offices.

  STOCK INFORMATION

  High and low quarterly closing prices for Diametrics Medical, Inc., common stock as quoted on The Nasdaq Stock Market were:

                                                  1996
                                             High      Low
----------------------------------------------------------------
First Quarter                               $ 6 7/8  $  4 1/4
Second Quarter                                8         4 1/2
Third Quarter                                 5 5/8     4 1/4
Fourth Quarter                                4 7/8     3 1/4

                                                  1995
                                             High      Low
----------------------------------------------------------------
First Quarter                               $ 8 7/8  $  4 7/8
Second Quarter                               10 1/4     4 15/16
Third Quarter                                13 3/8     8 1/4
Fourth Quarter                               11 1/2     4 3/8

  There were 440 common shareholders of record and the Company estimates approximately 4200 shareholders holding stock in "street name" accounts as of December 31, 1996. The Company has not paid any stock dividends on its common stock since its inception, and management does not anticipate paying cash dividends in the foreseeable future.

  CORPORATE ADDRESS

  Diametrics Medical Incorporated
  2658 Patton Road
  St. Paul, Minnesota 55113
  Phone: (612) 639-8035