Form 10-K, Exhibit 13
period 1997-12-31
DIAMETRICS MEDICAL INC
filed 1998-03-30
CIK 895380

                                                                      EXHIBIT 13

     SELECTED FIVE-YEAR FINANCIAL DATA

     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)                              YEARS ENDED DECEMBER 31,
     ---------------------------------------------------------------------------------------------------------------------------
                                                                1997           1996         1995          1994            1993
     Statement of Operations Data:
     Net sales                                             $   10,434          3,797        1,607           331              -
     Operating loss                                           (20,510)       (23,782)     (23,387)      (12,733)         (8,201)
     Net loss                                                 (21,037)       (23,575)     (23,046)      (12,455)        (13,819)
     Net loss per share (1), (2), (3)                           (1.13)         (1.56)       (1.82)        (1.49)          (2.05)
     Weighted average shares outstanding (1), (2)          18,665,837     15,088,493   12,640,212     8,341,021       6,729,636

     Balance Sheet Data:
     Working capital (deficit)                             $   12,509     $    6,649   $    27,123    $   7,413       $    (106)
     Total assets                                              28,662         24,059        36,620       17,393          10,151
     Long-term liabilities                                      8,599          8,582         1,851        1,759           1,502
     Shareholders' equity (deficit)                            13,143          8,674        31,194       11,157         (20,805)

     (1)  The Company has not paid any dividends since inception.

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

     (3) Basic and diluted loss per share amounts are identical as the effect of potential common shares is antidilutive.


     MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     SUMMARY

     Diametrics Medical, Inc., which began operations in 1990, is engaged in the development, manufacturing and marketing of critical care blood and tissue analysis systems which provide immediate or continuous diagnostic results at the point of patient care.

     Since its commencement of operations in 1990, the Company has transitioned from a development stage company to a full-scale development, manufacturing and sales organization. As of December 31, 1997, the primary funding for the operations of the Company has been approximately $114 million raised through public and private sales of its equity securities and issuance of convertible promissory notes, all of which have been repaid or converted into common stock.

     During 1997, several significant events occurred which impacted 1997 operating results and will continue to impact operating results in the future. These events were highlighted by the introduction and enhancement of key new products, continued market penetration of the Company's products and the successful integration and expanded commercialization of the continuous monitoring business, purchased from Pfizer Inc. in November 1996.

     Key among the Company's new product introductions in 1997 was the launch of a new combination testing cartridge for the IRMA SL Blood Analysis System. The combination cartridge is based upon the Company's new "snapfit" cartridge design and gives clinicians the ability to perform all critical blood gas, electrolyte and hematocrit tests using one small blood sample on one single-use cartridge. The addition of this cartridge extends the system's application to all critical care areas in the hospital including the operating room. The new "snapfit" cartridge design is smaller than its predecessor and facilitates automated assembly, which reduces labor cost, while increasing yields and plant capacity, all contributing to lower unit product costs and improved margins.

     Another major product and marketing breakthrough in 1997 was the completion of an agreement with LifeScan, a Johnson & Johnson company, to incorporate blood glucose monitoring into the IRMA SL System by integrating LifeScan's SureStep(R) Pro glucose module into the system. The Company expects to commercialize the new integrated workstation during the first half of 1998. Diametrics and LifeScan are also collaborating on worldwide sales and marketing efforts.

     Fundamental to the expanded commercialization of the continuous monitoring business was the Company's receipt of FDA clearance to market its second generation sensor platform for continuous monitoring products. The Paratrend 7+ is the only multi-parameter sensor for direct continuous monitoring of blood gases in critically ill adult and pediatric patients. The new technology utilizes a fluorescent optical sensor for monitoring oxygen, replacing the electrochemical version of its predecessor. The new technology platform has lower material costs and requires less manufacturing labor, resulting in lower unit costs. The Paratrend 7+ technology forms the basis for other new continuous monitoring products, including Neotrend. Neotrend is designed specifically to provide continuous monitoring of blood gases and temperature in critically ill premature babies. Neotrend was introduced in the United Kingdom in November 1997 and the Company received FDA clearance to market Neotrend in the United States in January 1998.

     Additionally, the Company continued to expand global marketing and distribution partnerships during the year, including the initiation of a co-marketing agreement with Marquette Medical Systems, Inc., and the expansion of its distribution agreement with Chiron Diagnostics to include selected markets in the Far East and southern Europe. Chiron is also a distribution partner for the Company's Paratrend 7 system in Japan. The co-marketing agreement with Marquette enables Marquette's U.S. sales force to quote and sell the IRMA SL Blood Analysis System as part of Marquette's monitoring solutions portfolio. The co-marketing effort is an outgrowth of a strategic alliance between the two companies, initiated to develop an interface that links the benefits of the IRMA SL Blood Analysis System to Marquette's Unity Monitoring Network(R). The interface will transfer IRMA test information immediately into Marquette's bedside monitor or clinical information system thus creating a comprehensive, real-time patient record.

     As previously noted, in November 1996, the Company acquired all the outstanding capital stock of Biomedical Sensors, Ltd. (BSL), an operating unit of Pfizer Inc., and certain assets from Howmedica, Inc., a wholly owned subsidiary of Pfizer Inc. The combined operations of these former Pfizer entities are collectively referred to below as "Biomedical Sensors". Based in England, the new subsidiary, Diametrics Medical, Ltd. (DML), brings a product line which includes indwelling continuous blood monitoring systems utilizing a fiber optic technology platform. Primary products include Paratrend 7, Paratrend 7+ and Neotrend, described above. Each of these products consists of a monitoring system and intravascular disposable sensors.

     RESULTS OF OPERATIONS

     SALES Sales of the Company's products were $10,434,366 for 1997, compared to $3,796,816 for 1996 and $1,607,375 in 1995. 1997 revenues reflect the first full year of sales from the operations of the Company's subsidiary, DML. Compared to pro forma combined Diametrics' and Biomedical Sensors' sales for the year ended December 31, 1996, sales increased approximately 50% in 1997. The Company's revenues are affected principally by the number of instruments, both monitors and IRMA analyzers, placed with customers and the rate at which disposable sensors and cartridges are used in connection with these products. From inception through December 31, 1997, the Company has sold over 2,200 instruments. Compared to pro forma combined Diametrics' and Biomedical Sensors' unit sales for 1996, unit sales of instruments in 1997 increased approximately 40%, while disposable sensor and cartridge unit sales increased approximately 80%.

     The Company has targeted 1998 revenue growth in excess of 50% relative to 1997 as a result of further planned expansion of the blood and tissue analysis product lines and continued market penetration of existing products.

     COST OF SALES Cost of sales totaled $11,666,142 for 1997, compared to $9,860,259 for 1996 and $8,703,859 for 1995. Included in cost of sales for 1995 was a charge of approximately $1.3 million associated with the write-down of inventory to the lower of cost or market as a result of product obsolescence and unfavorable manufacturing variances. Cost of sales as a percentage of revenue was 112% in 1997, 260% in 1996 and 460% in 1995 (without the impact of the 1995 charge). On a pro forma combined basis of Diametrics' and Biomedical Sensors' operations for 1995 and 1996, cost of sales as a percentage of revenue was 281% and 208%, respectively. The significant year-to-year improvement in the Company's cost of sales as a percentage of revenue reflects increased sensor and cartridge volumes, improved manufacturing yields, increased shelf life of cartridges and the impact of cost controls and manufacturing process changes. These improvements resulted in the Company's first positive quarterly gross margin in the fourth quarter of 1997. The Company is targeting a positive gross margin for the full year in 1998, as a result of new product introductions and continued reductions in unit product costs, stemming from increased sales volumes and further expected improvements in manufacturing yields, processes and costs.

     OPERATING EXPENSES Total operating expenses for 1997 increased $1.6 million or 9% compared to 1996, as a result of the inclusion of a full year of expenses for the operations of the Company's subsidiary, DML. Compared to pro forma combined Diametrics' and Biomedical Sensors' operating expenses for 1996, pre-restructuring operating expenses decreased 18% in 1997 as a result of work force reductions and cost and process improvements implemented during the year. Operating expenses increased by $1.4 million or 9% from 1995 to 1996, due primarily to restructuring and other charges incurred during 1996 and the inclusion of approximately one month of expenses for the operations of DML.

     Research and development expenses increased $872,000 or 14% from 1996 to 1997, after an increase of $249,000 or 4% from 1995 to 1996. The increase in expense in 1996 reflects the inclusion of one month of expenses for the operations of DML. Compared to pro forma combined Diametrics' and Biomedical Sensors' research and development expenses for 1996, expenses decreased 22% in 1997 as a result of work force reductions, primarily in the Company's U.S. operations, and cost and process improvements implemented during the year.

     Sales and marketing expenses totaled $7,893,284 in 1997, compared to $6,781,943 in 1996 and $5,801,363 in 1995. The 17% increase in expenses from 1995 to 1996 reflects costs to support the expansion of the Company's direct sales force in the U.S., higher commissions on increased sales and the inclusion of DML expenses from the date of acquisition. Compared to pro forma combined Diametrics' and Biomedical Sensors' sales and marketing expenses for 1996, expenses decreased 15% in 1997 due to organizational efficiencies and better deployment of resources.

     General and administrative expenses totaled $3,689,036 in 1997, compared to $3,242,320 in 1996 and $3,488,874 in 1995. The 7% reduction in expenses from 1995 to 1996 primarily reflects the impact of work force reductions in the Company's U.S. operations in the last half of 1996, partially offset by the inclusion of DML expenses from the date of acquisition. Compared to pro forma combined Diametrics' and Biomedical Sensors' general and administrative expenses for 1996, expenses decreased 16% in 1997 as a result of additional work force reductions, primarily in the Company's U.S. operations, and cost improvements implemented during the year.

     Restructuring and other charges totaled $463,816 in 1997, compared to $1,334,661 in 1996 and $391,834 in 1995. Charges in 1995 reflect severance costs associated with a management reorganization in late 1995. Charges in 1996 consist of approximately $584,000 for severance costs related to continued restructuring of the management team in early 1996 and a work force reduction, $464,000 for the write-off of purchased in-process research and development created from the Biomedical Sensors acquisition, and $287,000 for the write-down of excess and obsolete equipment, resulting from the work force reductions and process changes. Charges in 1997 consist of severance costs associated with work force reductions, primarily in the Company's U.S. manufacturing, research and development and general and administrative areas, and $145,000 for the write-down of excess and obsolete equipment resulting from the work force reductions and further process changes.

     OTHER INCOME (EXPENSE) Net other expense in 1997 was $526,962, compared to net other income of $207,117 in 1996 and $340,587 in 1995. The Company realized interest income of $658,625 in 1997, compared to $929,603 in 1996 and $1,148,352 in 1995. The year-to-year decline reflects the impact of lower average cash balances in 1996 and 1997 as a result of the Company's higher level of financing activities during 1994 and 1995, and also due to a net use of cash in operations.

     Interest expense totaled $1,017,657 in 1997, compared to $607,342 in 1996 and $550,607 in 1995. The year-to-year increase primarily reflects interest accrued on a long-term note payable to Pfizer Inc. issued in connection with the Company's acquisition of Biomedical Sensors in November 1996.


     NET LOSS Net loss for the year ended December 31, 1997 was $21,036,543, compared to $23,575,094 in 1996 and $23,046,314 in 1995. Compared to pro
     forma combined Diametrics' and Biomedical Sensors' net loss for the year ended December 31, 1996, the net loss decreased 35% in 1997, before the impact of restructuring and other charges. The company is targeting continued improvement in the 1998 net loss relative to 1997.

     LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1997, the Company had working capital of approximately $12.5 million, an increase of $5.9 million from the working capital of $6.6 million reported at December 31, 1996. The increase is primarily the result of the receipt of proceeds of approximately $26 million from the issuance of common stock from two private equity placements, warrant exercises and employee stock option and stock purchase plans, partially offset by capital purchases, debt payments and the net use of cash in operations during 1997. Through December 31, 1997, the Company raised approximately $114 million through the public and private sales of its equity securities and the issuance of convertible promissory notes, all of which have been repaid or converted into common stock.

     At December 31, 1997, the Company had property and equipment of $18,060,127, up from $16,295,952 at December 31, 1996, less accumulated depreciation of $10,674,155 and $8,008,200 at December 31, 1997 and 1996,
     respectively. The $1.8 million net increase in the cost of property and equipment is primarily the result of $3.0 million of capital additions, consisting primarily of investments in development and production equipment, and instruments for internal use in R&D and sales. Since its inception in 1990, the Company has financed approximately $5 million of capital additions through capital lease obligations. In 1998, the company expects capital expenditures and new lease commitments to approximate $2.4 million, primarily reflecting investments to support new product development and production.

     In late 1996 and throughout 1997, the Company entered into long-term debt obligations of approximately $8.9 million. The debt consists of a $7.3 million senior secured fixed rate loan note issued to Pfizer in connection with the Company's acquisition of Biomedical Sensors and approximately $1,558,000 in notes payable for equipment financing. The company's long-term debt and capital lease obligations require principal and interest repayments of approximately $1.9 million in 1998, $1.1 million in each of years 1999, 2000 and 2001, and $8.1 million in 2002.

     At December 31, 1997, the Company had U.S. net operating loss and research and development tax credit carryforwards for income tax purposes of approximately $91,000,000 and $900,000, respectively. Pursuant to the Tax Reform Act of 1986, use of the Company's net operating loss carryforwards are limited due to a "change in ownership." (See footnote 12 for further discussion and amount of limitation).

     The Company believes that currently available funds and cash generated from 1998 revenues, supplemented by proceeds from employee stock plans, warrant exercises and asset based credit, will meet the Company's working capital needs through 1998. If results of operations or capital requirements vary materially from those currently planned, the company could require additional capital at an earlier time. As a result, the company has and will continue to evaluate raising additional capital through, but not limited to, alliances with strategic corporate partners and sales of equity or debt securities. While there can be no assurance that adequate funds will be available when needed or on acceptable terms, management believes that the company will be able to raise adequate funding as needed. the Company's long-term capital requirements will depend upon numerous factors, including the rate of market acceptance of the Company's products and the level of resources devoted to expanding the sales and marketing organization, manufacturing capabilities and research and development activities.

     YEAR  2000 COMPLIANCE

     The financial impact to the Company of year 2000 compliance has not been and is not expected to be material to the Company's financial position or results of operations in any given year. The Company's existing information system, consisting of hardware and software supplied by third parties, is year 2000 compliant. However, because most computer systems are by their nature, interdependent, it is possible that non-compliant third party computers could "reinfect" the Company's computer systems. The Company could be adversely affected by the year 2000 problem if it or unrelated parties fail to successfully address this problem. The Company intends to develop a plan to communicate with the unrelated parties, including its regulatory consultants with whom it deals, to coordinate year 2000 compliance. The costs incurred in addressing year 2000 compliance will be expensed as incurred, in compliance with GAAP.

     Statements regarding the Company's expectations about new and existing products, future financial performance and other forward looking statements are subject to various risks and uncertainties, including, without limitation, demand and acceptance of new and existing products, technological advances and product obsolescence, competitive factors and the availability of capital to finance growth. These and other risks are discussed in greater detail as an exhibit in the Company's Form 10-k filing with the U.S. Securities and Exchange Commission.


CONSOLIDATED STATEMENTS OF OPERATIONS
                                                            Years ended December 31,
                                                -----------------------------------------------------
DIAMETRICS MEDICAL, INC. AND SUBSIDIARY              1997                 1996               1995
-----------------------------------------------------------------------------------------------------
Net sales                                       $  10,434,366        $   3,796,816      $   1,607,375
Cost of sales                                      11,666,142            9,860,259          8,703,859
                                                ------------------------------------------------------

    Gross profit (loss)                            (1,231,776)          (6,063,443)        (7,096,484)

Operating expenses:
  Research and development                          7,231,669            6,359,844          6,608,346
  Sales and marketing                               7,893,284            6,781,943          5,801,363
  General and administrative                        3,689,036            3,242,320          3,488,874
  Restructuring and other charges                     463,816            1,334,661            391,834
                                                ------------------------------------------------------
                                                   19,277,805           17,718,768         16,290,417
                                                ------------------------------------------------------

    Operating loss                                (20,509,581)         (23,782,211)       (23,386,901)

Interest income                                       658,625              929,603          1,148,352
Interest expense                                   (1,017,657)            (607,342)          (550,607)
Other expense, net                                   (167,930)            (115,144)          (257,158)
                                                ------------------------------------------------------
    Net loss                                    $ (21,036,543)       $ (23,575,094)     $ (23,046,314)
                                                ------------------------------------------------------
Basic and diluted net loss per common share            ($1.13)              ($1.56)            ($1.82)
                                                ------------------------------------------------------
Weighted average common shares outstanding         18,665,837           15,088,493         12,640,212
                                                ------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
                                                                                        December 31,
                                                                            --------------------------------
DIAMETRICS MEDICAL, INC. AND SUBSIDIARY                                            1997              1996
------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                 $    3,358,684      $  2,451,993
  Marketable securities                                                          8,401,642         3,402,598
  Accounts receivable:
   Trade, net of allowance for doubtful accounts of
    $188,599 in 1997 and $110,000 in 1996                                        3,653,196         2,033,496
   Nontrade                                                                        115,332           556,272
  Inventories                                                                    3,588,218         4,464,099
  Prepaid expenses and other current assets                                        311,173           543,755
                                                                            --------------------------------
    Total current assets                                                        19,428,245        13,452,213
                                                                            --------------------------------

PROPERTY AND EQUIPMENT                                                          18,060,127        16,295,952
  Less accumulated depreciation and amortization                               (10,674,155)       (8,008,200)
                                                                            --------------------------------
                                                                                 7,385,972         8,287,752
                                                                            --------------------------------

OTHER ASSETS                                                                     1,847,316         2,318,674
                                                                            --------------------------------
                                                                            $   28,661,533      $ 24,058,639
                                                                            ================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                          $    2,261,822      $  1,612,390
  Accrued expenses                                                               3,687,597         3,848,248
  Short-term note payable                                                                -            31,934
  Current portion of long-term liabilities                                         969,950         1,310,154
                                                                            --------------------------------
    Total current liabilities                                                    6,919,369         6,802,726
                                                                            --------------------------------
LONG-TERM LIABILITIES:
  Long-term obligations, excluding current portion                               8,477,821         7,795,851
  Capital lease obligations, excluding current portion                              59,921           666,668
  Other liabilities, excluding current portion                                      61,372           119,155
                                                                            --------------------------------
    Total liabilities                                                           15,518,483        15,384,400
                                                                            --------------------------------

SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value: 5,000,000 shares
   authorized, none issued                                                               -                 -
  Common stock, $.01 par value: 35,000,000 shares authorized,
   20,889,945 and 15,209,481 shares issued and outstanding on December
   31, 1997 and 1996, respectively                                                 208,899           152,095
  Additional paid-in capital                                                   113,970,247        88,451,972
  Cumulative translation adjustment                                                 19,584            89,309
  Accumulated deficit                                                         (101,055,680)      (80,019,137)
                                                                            --------------------------------
    Total  shareholders' equity                                                 13,143,050         8,674,239
                                                                            --------------------------------
Commitments and contingencies (notes 7, 8, 16, and 17)
                                                                            $   28,661,533      $ 24,058,639
                                                                            ================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

                                                                            Additional                   Cumulative       Total
                                Preferred stock         Common Stock         paid-in       Accumulated   translation   shareholders'
                              -------------------------------------------
DIAMETRICS MEDICAL, INC.      Shares     Amount      Shares      Amount      capital        deficit      adjustment       equity
 AND SUBSIDIARY
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994            -  $     -     9,586,976   $ 95,870   $ 44,458,635  $ (33,397,729) $          -   $11,156,776

Issued common stock
 on February 3, 1995                  -        -     1,754,635     17,546      8,631,244              -             -     8,648,790

Issued common stock
 on August 3 and 10, 1995             -        -     3,450,000     34,500     33,746,032              -             -    33,780,532

Issued common stock under
 employee stock purchase plan         -        -        34,760        347        192,855              -             -       193,202

Issued common stock in lieu
 of salaries and wages                -        -        38,900        389        337,224              -             -       337,613

Exercise of options to
 common stock                         -        -        33,124        331        115,091              -             -       115,422

Exercise of warrants to
 common stock                         -        -         1,746         18          8,311              -             -         8,329

Net loss                              -        -             -          -              -    (23,046,314)            -   (23,046,314)
                              ------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1995            -        -    14,900,141    149,001     87,489,392    (56,444,043)            -    31,194,350

Issued common stock under
 employee stock purchase plan         -        -        74,096        741        300,140              -             -       300,881

Exercise of options to
 common stock                         -        -       235,244      2,353        662,440              -             -       664,793

Change in cumulative
 translation adjustment               -        -             -          -              -              -        89,309        89,309

Net loss                              -        -             -          -              -    (23,575,094)            -   (23,575,094)
                              ------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996            -        -    15,209,481    152,095     88,451,972    (80,019,137)       89,309     8,674,239

Issued preferred stock
 on January 30, 1997            750,000    7,500             -          -     11,857,799              -             -    11,865,299

Conversion of preferred
 stock to common stock on
 April 10, 1997                (750,000)  (7,500)    3,000,000     30,000        (22,500)             -             -             -

Issued common stock
 on June 10, 1997                     -        -     1,493,332     14,933      7,840,236              -             -     7,855,169

Issued common stock under
 employee stock purchase plan         -        -        55,394        554        205,574              -             -       206,128

Exercise of options to
 common stock                         -        -       229,121      2,291      1,057,733              -             -     1,060,024

Exercise of warrants to
 common stock                         -        -       902,617      9,026      4,551,025              -             -     4,560,051

Issued stock options in
 lieu of cash compensation            -        -             -          -         28,408              -             -        28,408

Change in cumulative
 translation adjustment               -        -             -          -              -              -       (69,725)      (69,725)

Net loss                              -        -             -          -              -    (21,036,543)            -   (21,036,543)
                               =====================================================================================================

BALANCE, DECEMBER 31, 1997            -  $     -    20,889,945  $ 208,899   $113,970,247  $(101,055,680) $     19,584  $ 13,143,050
                               =====================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                                          Years ended December 31,
                                                                         -------------------------------------------------------
DIAMETRICS MEDICAL, INC. AND SUBSIDIARY                                         1997                 1996                1995
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                              $(21,036,543)         $(23,575,094)       $(23,046,314)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
       Depreciation and amortization                                        4,162,997             3,114,293           2,590,022
       Write-off of acquired in-process technology                                  -               464,460                   -
       Common stock and options issued in lieu of cash compensation            28,408                     -             337,613
       (Gain) loss on disposal of property and equipment                      (80,921)               (1,686)            144,192
       Changes in operating assets and liabilities
       (net of effects of acquisition in 1996):
         Receivables, net                                                  (1,178,760)             (580,891)           (665,221)
         Inventories                                                          875,881              (632,551)           (414,089)
         Prepaid expenses and other current assets                            232,582               523,050             135,143
         Accounts payable                                                     649,432               (97,319)            324,951
         Accrued expenses                                                    (231,365)              445,619            (475,130)
                                                                         -------------------------------------------------------
           Net cash used in operating activities                          (16,578,289)          (20,340,119)        (21,068,833)
                                                                         -------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment                                     (2,957,958)           (1,597,218)         (2,715,937)
   Proceeds from sales of property and equipment                              236,577               102,586           1,405,565
   Purchases of marketable securities                                     (26,208,044)           (8,343,433)        (40,907,468)
   Proceeds from maturities of marketable securities                       21,209,000            30,730,100          23,705,369
   Acquisition of BSL, net of cash received                                         -            (1,067,848)                  -
   Other assets                                                               (36,623)              (36,892)            452,483
                                                                         -------------------------------------------------------
           Net cash provided by (used in) investing activities             (7,757,048)           19,787,295         (18,059,988)
                                                                         -------------------------------------------------------

 CASH FLOWS FROM FINANCING ACTIVITIES:
   Principal payments on borrowings                                          (129,714)             (108,477)           (100,502)
   Proceeds from long-term borrowings                                       1,058,626               500,000                   -
   Net proceeds from issuance of preferred stock                           11,865,299                     -                   -
   Net proceeds from issuance of common stock                              13,681,372               965,674          42,746,275
   Payments for redeemable common stock                                             -                     -          (1,000,000)
   Principal payments on capital lease obligations                         (1,165,522)           (1,078,802)           (964,031)
                                                                         -------------------------------------------------------
           Net cash provided by financing activities                       25,310,061               278,395          40,681,742
                                                                         -------------------------------------------------------

CUMULATIVE TRANSLATION ADJUSTMENT                                             (68,033)               24,190                   -

           Net increase (decrease) in cash and cash equivalents               906,691              (250,239)          1,552,921

Cash and cash equivalents at beginning of year                              2,451,993             2,702,232           1,149,311
                                                                         -------------------------------------------------------
Cash and cash equivalents at end of year                                 $  3,358,684          $  2,451,993        $  2,702,232
                                                                         =======================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for interest                                $    377,849          $    510,399        $    550,607
                                                                         =======================================================

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
The Company entered into capital lease obligations for equipment of $0, $131,058 and $1,367,073, during the years ended December 31, 1997, 1996, and 1995, respectively.

On November 6, 1996, the Company entered into a senior secured fixed rate loan note of $7,300,000 in connection with the acquisition of Biomedical Sensors.


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF THE BUSINESS Diametrics Medical, Inc. along with its subsidiary (the Company), is a medical device company engaged in the development, manufacture and commercialization of critical care blood and tissue analysis systems which provide immediate or continuous diagnostic results at the point of patient care.

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

     TRANSLATION OF FOREIGN CURRENCIES The financial statements of the Company's foreign subsidiary were translated in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 52. Under this Statement, all assets and liabilities are translated using period-end exchange rates and statements of operations items are translated using average exchange rates for the period. The resulting translation adjustments are recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in determining net income, but have not been material in any of the years presented.

     CASH AND CASH EQUIVALENTS The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1997, cash and cash equivalents consisted mainly of U.S. government money market funds and investment grade commercial paper.

     MARKETABLE SECURITIES In accordance with the provisions of SFAS No. 115, Investment in Certain Instruments in Debt and Equity Securities, investments in marketable debt securities have been classified as held to maturity and are stated at amortized cost, which approximates estimated fair value. At December 31, 1997, marketable securities consisted mainly of investment grade commercial paper, with original maturities ranging from three to five months. These securities are classified as held-to-maturity because of the Company's intent and ability to hold its investments to maturity.

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

     OTHER ASSETS Other assets consist principally of goodwill representing purchased completed technology and other intangible assets resulting from the excess of the cost of a purchased business over the fair value of the net assets acquired. Goodwill is amortized using the straight-line method over five years. The recoverability of goodwill is assessed quarterly based upon an analysis of undiscounted cash flows projected to be generated by the acquired business.

     REVENUE RECOGNITION The Company recognizes revenue upon shipment of product to customers or, in the case of trial instruments and monitors, upon the customer's acceptance of the product.

     NET LOSS PER COMMON SHARE Effective December 31, 1997, the Company adopted SFAS No. 128, Earnings per Share. SFAS 128 simplifies the computation of earnings per share ("EPS") previously required by replacing primary and fully diluted EPS with basic and diluted EPS. Under SFAS 128, basic EPS is calculated by dividing net earnings (loss) by the weighted average common shares outstanding during the period. Diluted EPS reflects the potential dilution to basic EPS that could occur upon conversion or exercise of securities, options, or other such items, to common shares using the treasury stock method based upon the weighted average fair value of the Company's common shares during the period. For each period presented, basic and diluted loss per share amounts are identical, as the effect of potential common shares is antidilutive.

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

     STOCK BASED COMPENSATION The Company applies the intrinsic value method prescribed in APB Opinion No. 25 to account for the issuance of stock incentives to employees and directors and, accordingly, no compensation expense related to employees' and directors' stock incentives has been recognized in the financial statements. Effective January 1, 1996, in accordance with SFAS No. 123, Accounting for Stock Based Compensation, pro forma information reflecting compensation cost for such issuances is presented in footnote 9.

     RECLASSIFICATIONS Certain 1996 and 1995 amounts in the Consolidated Statements of Operations have been reclassified from prior reported balances to conform to the 1997 presentation.

(2)  LIQUIDITY

     As reflected in the accompanying consolidated financial statements, the Company incurred a net loss of $21,036,543 for the year ended December
     31, 1997. In addition, the Company has incurred net losses and has had negative cash flows from operating activities since inception. Management believes current working capital and projected operating revenues, supplemented by proceeds from employee stock plans, warrant exercises and asset based credit, will provide the Company with sufficient liquidity through 1998. It is probable the Company will be required to raise additional capital by early 1999. Management's intentions are to raise this additional capital through alliances with strategic corporate partners, issuance of debt, or an equity offering. If capital requirements vary materially from those currently planned, the Company could require additional capital at an earlier time. There can be no assurance that adequate funds will be available when needed or on acceptable terms.

(3)  INVENTORIES

     Inventories are summarized as follows:

                                 1997           1996
                             -----------------------------
Raw materials                   $  957,049     $1,623,243
Work-in-process                    442,527        569,505
Finished goods                   2,188,642      2,271,351
                             =============================
                                $3,588,218     $4,464,099
                             =============================

(4)  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                              1997             1996
                                        ---------------------------------
Manufacturing equipment                    $  4,649,831      $ 3,988,933
Laboratory fixtures and equipment             1,956,841        2,024,811
Office furniture and equipment                3,409,351        3,868,944
Leasehold improvements                        3,359,680        3,350,731
Tooling                                       1,870,755        1,333,097
Demonstration instruments                     1,864,042        1,317,378
Capital-in-progress                             949,627          412,058
                                        ---------------------------------
                                             18,060,127       16,295,952

Less accumulated depreciation &
 amortization                               (10,674,155)      (8,008,200)
                                        =================================

                                           $  7,385,972      $ 8,287,752
                                        =================================

(5)  OTHER ASSETS

     Other assets consist of the following:

                                   1997           1996
                             ------------------------------
     Goodwill                   $1,819,956     $2,259,974
     Other                          27,360         58,700
                             ------------------------------
                                $1,847,316     $2,318,674
                             ==============================

     Amortization charged to expense for goodwill was $507,981, $45,925 and $0 in 1997, 1996 and 1995, respectively.

(6)  ACCRUED EXPENSES

     Accrued expenses are summarized as follows:

                                        1997           1996
                                  ------------------------------
     Employee compensation           $1,171,572     $1,129,241
     Product upgrades                   711,168      1,138,420
     Acquisition expenses                     -        295,207
     Interest payable                   736,750         96,943
     Other                            1,068,107      1,188,437
                                  ------------------------------
                                     $3,687,597     $3,848,248
                                  ==============================

(7)  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                     1997            1996
                                             ---------------------------------
     Senior secured fixed rate loan note          $7,300,000      $7,300,000

     Notes payable                                 1,460,846         500,000
                                             ---------------------------------
                                                   8,760,846       7,800,000
     Less current portion                           (283,025)         (4,149)
                                             ---------------------------------

                                                  $8,477,821      $7,795,851
                                             =================================

     The aggregate maturities of outstanding long-term debt are:

     Year ending December 31:
     1998                                              $  283,025
     1999                                                 314,514
     2000                                                 349,511
     2001                                                 388,400
     Thereafter                                         7,425,396
                                                      ------------
                                                       $8,760,846
                                                      ============

     The senior secured fixed rate loan note of $7,300,000 is payable to Pfizer Inc., issued in connection with the Company's acquisition of Biomedical Sensors, Ltd. (BSL), an operating unit of Pfizer Inc., on November 6, 1996. Interest is payable on December 31, 1997 and quarterly in arrears thereafter, at 8.75% per annum. The full principal balance is due November 4, 2002. The Pfizer note is secured by the issued shares of Diametrics Medical, Ltd., 100% of which were purchased by the Company.

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

     The notes payable balance requires principal and interest payments in monthly installments at varying amounts through September 2002, at annual interest rates ranging from 10.1% to 10.95%. Maturity dates of the notes range from December 1, 2001 to September 25, 2002, and all notes are secured by equipment.

(8)  LEASES

     The Company is obligated under various capital leases for furniture and equipment that expire at various dates during the next two years. The gross amount included in property and equipment and related accumulated amortization relating to capital leases is as follows:

                                                  1997            1996
                                             -----------------------------

     Manufacturing equipment                  $ 1,415,465      $ 2,124,241
     Laboratory fixtures and equipment            377,019          599,940
     Office furniture and equipment             1,180,893        1,358,874
     Leasehold improvements                        16,668           16,668
     Tooling                                        7,030            7,030
                                             -----------------------------
                                                2,997,075        4,106,753
     Less accumulated amortization             (2,733,165)      (2,893,465)
                                             -----------------------------
                                              $   263,910      $ 1,213,288
                                             =============================

     The present value of future minimum capital lease payments is as follows:

     Year ending December 31:
        1998                                                           $ 747,432
        1999                                                              61,144
                                                                       -----------
        Total minimum lease payments                                     808,576
     Less amount representing interest                                   (61,730)
                                                                       -----------
        Present value of minimum capital lease payments                  746,846
     Less current portion of capital lease obligations                  (686,925)
                                                                       -----------
        Capital lease obligations, excluding current portion           $  59,921
                                                                       ===========

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

     Under the plans, the option price is equal to the fair value on the date of grant. Under the 1990 Stock Option Plan, options become exercisable over varying periods and terminate up to ten years from the date of grant. Under the Directors' Plan, options become exercisable over a three year period and terminate ten years from the date of grant. At December 31, 1997, 136,478 and 69,750 additional shares were available for grant under the 1990 Stock Option Plan and Directors' Plan, respectively.

     The following tables reflect the per share weighted-average fair value of stock options granted during 1997, 1996 and 1995 under each of the plans on the date of grant using the Black Scholes option-pricing model with the following assumptions: annualized volatility of 74.15%, 70.81% and 80.04% for 1997, 1996 and 1995, respectively; risk-free interest rate of 5.7% in 1997 and 5.5% in 1996 and 1995, respectively; and for each year, an expected life of five and three years for the 1990 Stock Option Plan and Directors' Plan, respectively.

     The status of the Company's stock option plans as of December 31, 1997, 1996 and 1995 and changes during those years, is summarized as follows:

                                                        1997                         1996                         1995
                                           ----------------------------- ----------------------------- ----------------------------
                                                            WEIGHTED                      WEIGHTED                     WEIGHTED
                                                             AVERAGE                       AVERAGE                      AVERAGE
     1990 STOCK OPTION PLAN                   SHARES      EXERCISE PRICE    SHARES      EXERCISE PRICE    SHARES     EXERCISE PRICE
                                           ------------   -------------- ------------   -------------- ------------  --------------
     Outstanding at beginning of year         2,290,395   $    5.15         1,450,188   $      4.66       1,175,494  $     4.01
     Granted                                    452,415        5.94         1,322,400          5.47         310,375        7.04
     Exercised                                 (210,621)       4.63          (235,244)         2.83         (25,874)       3.18
     Expired                                   (144,392)       6.57          (246,949)         6.25          (9,807)       5.83
                                           ------------                  ------------                  ------------
     Outstanding at end of year               2,387,797        5.26         2,290,395          5.15       1,450,188        4.66
                                           ============                  ============                  ============

     Options exercisable at year-end          1,258,262        4.85         1,172,405          4.70         941,286        3.78

     Weighted-average fair value of
      options granted during the year      $       3.84                  $       3.44                  $       4.52

     1993 DIRECTORS' STOCK OPTION PLAN

     Outstanding at beginning of year           170,000   $    6.16           126,500   $      6.89          82,500  $     4.82
     Granted                                     40,000        6.00            55,500          4.95          58,500        9.24
     Exercised                                  (18,500)       4.63                 -             -          (7,250)       4.60
     Expired                                    (69,500)       6.53           (12,000)         8.27          (7,250)       4.60
                                           ------------                  ------------                  ------------
     Outstanding at end of year                 122,000        6.13           170,000          6.16         126,500        6.89
                                           ============                  ============                  ============

     Options exercisable at year-end             76,625        5.81           112,000          6.08          59,000        5.25

     Weighted-average fair value of
      options granted during the year      $       3.13                  $       2.50                  $       5.10

     The following table summarizes information concerning stock options outstanding and exercisable options at December 31, 1997 for the above plans:

                               OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
      -------------------------------------------------------------------      ---------------------------
                                                   WEIGHTED    WEIGHTED                          WEIGHTED
                                                    AVERAGE    AVERAGE                           AVERAGE
              RANGE OF                 NUMBER      REMAINING   EXERCISE            NUMBER        EXERCISE
           EXERCISE PRICES           OUTSTANDING      LIFE      PRICE            EXERCISABLE      PRICE
      -------------------------------------------------------------------      ---------------------------
      $   1.72   -    $  1.72          165,160         3.2     $   1.72              165,160     $   1.72
          3.25   -       3.88          162,050         5.2         3.52              148,050         3.49
          4.19   -       4.88          773,387         7.7         4.64              394,887         4.64
          5.00   -       5.94          419,400         8.5         5.29              194,265         5.34
          6.00   -       6.88          737,350         7.8         6.15              351,875         6.16
          7.00   -       7.95           76,500         8.7         7.34               41,200         7.28
          8.00   -      12.00          175,950         9.0         8.77               39,450        10.27
                                    ----------     ---------   ----------         ----------     --------
                                     2,509,797         7.5         5.30            1,334,887         4.90
                                    ==========                                    ==========

     The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans as they relate to employees and directors. Had the Company determined compensation cost based upon the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss and net loss per share would have increased to the pro forma amounts indicated below:

                                            1997             1996          1995
                                       ---------------------------------------------
      Net loss as reported             $ (21,036,543)  $ (23,575,094)  $ (23,046,314)
      Net loss pro forma               $ (23,365,049)  $ (26,017,576)  $ (23,738,550)

      Net loss per share as reported   $       (1.13)  $       (1.56)  $       (1.82)
      Net loss per share pro forma     $       (1.25)  $       (1.72)  $       (1.88)

     Pro forma net loss reflects only options granted in 1997, 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented, because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

     In connection with certain financing and marketing arrangements, the Company has granted stock purchase warrants for the purchase of 2,305,394 shares of common stock. The stock purchase warrants become exercisable over varying periods and expire up to 10 years from the date of grant. At December 31, 1997, stock purchase warrants representing 961,827 shares were exercisable with an additional 66,333 shares becoming exercisable on a monthly basis over 28 months (58,333 shares), or upon achieving certain purchasing levels of the Company's products (8,000 shares). Stock warrant transactions under these arrangements are summarized as follows:

                                                    1997                         1996                            1995

                                        ---------------------------   --------------------------    -------------------------------
                                                         EXERCISE                    EXERCISE                        EXERCISE
                                                           PRICE                       PRICE                           PRICE
                                           SHARES        PER SHARE      SHARES       PER SHARE        SHARES         PER SHARE
                                        -----------   -------------   ---------    -------------    ----------     ----------------
     Outstanding at beginning of year       786,814   $  1.72 - 6.13   843,314    $  1.72 - 6.13      861,310      $  1.72 - 6.13
     Granted                              1,328,334      4.53 - 6.75    16,000           5.00          20,000             5.25
     Exercised                             (902,617)     4.77 - 6.75       -              -            (1,746)        5.25 - 6.00
     Expired                               (184,371)     4.77 - 5.06   (72,500)           -           (36,250)        5.25 - 6.00
                                          ---------                   --------                       --------
     Outstanding at end of year           1,028,160      1.72 - 6.75   786,814       1.72 - 6.13      843,314         1.72 - 6.13
                                          =========                   ========                       ========

     Warrants exercisable at year-end       961,827      1.72 - 6.75   706,314       1.72 - 6.13      698,314         1.72 - 6.13


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

     Participant elections resulted in the issuance of 55,394 shares at an average price per share of $3.72 in 1997 and 74,096 shares at an average price per share of $4.06 in 1996.

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

     As part of its acquisition of the England-based Biomedical Sensors, Ltd.
     (BSL) in November 1996, the Company assumed sponsorship of the subsidiary's contributory defined benefit retirement plan, covering the majority of the subsidiary's employees. The Plan provides benefits based upon final pensionable salary and years of credited service. The Company's funding policy for the Plan is to contribute into a trust fund at a rate that is intended to remain at a level percentage of total pensionable payroll. The assets of the Plan are held separately from those of the Company and invested in the London and Manchester Secure Growth Fund, Balanced Fund and a small holding in the Performance Fund. A portion of plan assets are also invested in the Scottish Equitable Funds.

     Contributions to the Plan are charged to expense so as to spread the cost of the pensions over the employees' working lives with the Company. The contributions are determined by a qualified actuary on the basis of a valuation using the "attained age" valuation method.

     The Company's Statement of Operations for the year ended December 31, 1996 includes approximately one month of activity for DML, and pension expense charged to operations during that period was minimal. Following is the net periodic pension cost charged to operations in 1997, along with a description of the funded status of the Plan at December 31, and assumptions used in developing the projected benefit obligation as of December 31.

     NET PERIODIC PENSION COST

                                                                       Year ended
                                                                   December 31, 1997
                                                                   ----------------
         Service cost                                              $       296,062
         Interest cost                                                     216,988
         Actual return on plan assets                                     (263,016)
         Deferred asset gain                                                16,860
                                                                   ----------------
                                                                   $       266,894
                                                                   ================

     FUNDED STATUS OF DEFINED BENEFIT RETIREMENT PLAN AT DECEMBER 31, 1997 AND
      1996

                                                                              1997                 1996
                                                                         ------------------------------------
        Actuarial present value of obligation:

        Vested benefit obligation                                        $  3,632,740           $  2,585,814
                                                                         -----------------------------------
        Accumulated benefit obligation                                   $  3,665,570           $  2,616,059
                                                                         -----------------------------------
        Projected benefit obligation                                     $  3,954,675           $  2,762,245
                                                                         -----------------------------------

        Plan assets at fair value                                        $  3,234,425           $  2,660,923
                                                                         -----------------------------------
        Excess of projected benefit obligation over plan assets              (720,250)              (101,322)

        Unrecognized loss                                                     658,878                   -
                                                                         -----------------------------------
        Net pension liability recognized in balance sheet                $    (61,372)          $   (101,322)
                                                                         ===================================

        RATE ASSUMPTIONS:
        Discount rate                                                            7.00%                  8.00%
        Rate of salary progression                                               5.00%                  5.75%
        Long-term rate of return on assets                                       7.50%                  9.25%

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

     As of December 31, 1997 the Company has U.S. tax net operating loss and research and development tax credit carryforwards of approximately $91,000,000 and $900,000, respectively. Pursuant to the Tax Reform Act of 1986, use of the Company's net operating loss carryforwards may be limited if a cumulative "change in ownership" of more than 50 percent occurs within a three-year period. In connection with prior sales by the Company of its securities in private and public offerings, the Company has experienced a "change in ownership". As a result, the utilization of the Company's net operating loss and certain credit carryforwards incurred prior to these changes are subject to annual limitations.

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

     The Company's foreign subsidiary also has a net operating loss carryforward of approximately $40,700,000 which can be carried forward indefinitely.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are as follows:

                                                          1997              1996
                                                  -----------------------------------
      Tax credits                                      $    903,000      $    844,000
      Federal net operating loss carryforward            33,643,000        27,787,000
      Foreign net operating loss carryforward            13,428,000        11,828,000
      Fixed asset depreciation                              910,000           587,000
      Amortization of goodwill                              137,000             8,000
      Vacation accrual                                      125,000           117,000
      Inventory reserve                                      34,000            96,000
      Product upgrade accrual                               153,000           286,000
      Other differences                                     114,000           161,000
      Valuation allowance                               (49,447,000)      (41,714,000)
                                                  -----------------------------------
      Net deferred tax asset                           $          -      $          -
                                                  ===================================

     The provision for income taxes differs from the expected tax expense, computed by applying the federal corporate rate of 34% to earnings before income taxes as follows:

                                                                             1997             1996
                                                                      --------------------------------
      Expected federal benefit                                          $(7,152,000)      $(8,016,000)
      State tax, net of federal benefit                                    (493,000)         (699,000)
      Other                                                                 (88,000)          (42,000)
      Increase in valuation allowance                                     7,733,000        20,585,000
      Decrease in valuation allowance of acquired foreign subsidiary              -       (11,828,000)
                                                                      --------------------------------

                                                                        $        -        $          -
                                                                      ================================

(13) RESTRUCTURING AND OTHER CHARGES

     In late 1995 and throughout 1996 and 1997, the Company made operational changes intended to better align its resources with its evolving strategy, improve its efficiency, and achieve a more competitive cost structure. Restructuring and other charges totaled $463,816 in 1997, $1,334,661 in 1996 and $391,834 in 1995. Charges in 1995 reflect severance costs associated with a management reorganization in late 1995. Charges in 1996 consist of approximately $584,000 for severance costs related to continued restructuring of the management team in early 1996 and a work force reduction in November, $464,000 for the write-off of purchased in-process research and development created from the BSL acquisition, and $287,000 for the write-down of excess and obsolete equipment, resulting from the work force reductions and process changes. Charges in 1997 consist of severance costs of approximately $319,000, associated with work force reductions primarily in the Company's U.S. manufacturing, research and development and general and administrative areas, and $145,000 for the write-down of excess and obsolete equipment resulting from the work force reductions and further process changes. These restructuring activities were completed before or shortly after the end of the quarter of the years in which charges were incurred, and the Company does not have any material future cash obligations relative to the described restructuring activities. The impact of work force reductions on future operating results and cash flows is not expected to be material in the long term, as savings achieved in these areas have been and will continue to be reinvested in other areas of the Company, including the Company's international operations.

(14) RELATED PARTY TRANSACTIONS

     Certain equipment used by the Company was leased from late 1990 through mid 1997 under a sublease arrangement with FIM, an entity that is related to the Company through stockholders. FIM leased the equipment from an unrelated entity. The Company paid FIM an amount equal to FIM's lease payments. The leases were accounted for as capital leases. As of December 31, 1997, the debt related to the sublease with FIM was fully paid.

     Payments on leases of equipment, under the arrangement with FIM discussed above, were guaranteed up to a principal amount of approximately $1,300,000 by Medical Innovation Fund, a holder of approximately 8% of the Company's common stock as of December 31, 1996.

(15) MAJOR CUSTOMERS, EXPORT SALES AND DOMESTIC AND FOREIGN OPERATIONS

     Sales to major customers that exceeded 10% of total net sales for the years ended December 31 were as follows:

                            1997       1996        1995
                         ---------------------------------
     Customer A               -           -         14%
     Customer B              22%          -          -
     Customer C               -           -          -

     The customers from which the above sales were generated are distributors of the Company operating in the medical diagnostic device industry.

     The Company's export sales (i.e. sales to unaffiliated customers outside of the U.S.) were $6,487,079, $1,248,915 and $318,219 for the years ended
     December 31, 1997, 1996 and 1995, respectively. These sales were primarily in Europe and Japan.

     Information regarding the Company's operations in different geographies for the years ended December 31, 1997 and 1996 is as follows:

                                                             United                       Adjustments
                                                             States          Europe     and eliminations   Consolidated
                                                        -----------------------------------------------------------------
        1997
     Sales to unaffiliated customers                   $    7,102,314   $   3,332,052   $             -   $    10,434,366
     Sales/transfers between geographic areas                  60,232         733,580          (793,812)                -
                                                        -------------    ------------    --------------    --------------
        Total sales                                    $    7,162,546   $   4,065,632   $      (793,812)  $    10,434,366
                                                        -------------    ------------    --------------    --------------
     Operating loss                                    $  (16,033,452)  $  (4,627,653)  $       151,524   $   (20,509,581)
                                                        -------------    ------------    --------------    --------------

     Identifiable assets                               $   21,345,236   $   8,021,957   $      (705,660)  $    28,661,533
                                                        =============    ============    ==============    ==============

        1996
     Sales to unaffiliated customers                   $    3,566,952   $     229,864   $             -   $     3,796,816
     Sales/transfers between geographic areas                       -          48,879           (48,879)                -
                                                        -------------    ------------      ------------    --------------
        Total sales                                    $    3,566,952   $     278,743     $     (48,879)  $     3,796,816
                                                        -------------    ------------      ------------    --------------
     Operating loss                                    $  (23,531,879)  $    (257,952)    $       7,620   $   (23,782,211)
                                                        -------------    ------------      ------------    --------------

     Identifiable assets                               $   17,359,439   $   8,172,640     $  (1,473,440)  $    24,058,639
                                                        =============    ============      ============    ==============

     The Company did not have operations outside of the United States prior to 1996. The Company's European operations are primarily in the United Kingdom. Sales and transfers between geographic areas primarily represent intercompany sales and are accounted for based upon established transfer prices between the related entities. Identifiable assets of geographic areas are those assets related to the Company's operations in each area. United States assets include all of the Company's marketable securities.

(16) COMMITMENTS

     The Company leases its facilities and some of its equipment under non-cancelable operating lease arrangements. The rental payments under these leases are charged to expense as incurred. Rent expense included in the accompanying consolidated statements of operations was $829,106, $412,295 and $376,558 for the years ended December 31, 1997, 1996 and 1995, respectively.

     The following is a schedule of future minimum rental payments, excluding property taxes and other operating expenses, required under all non-cancelable operating leases as of December 31, 1997:

     Year ending December 31:
        1998                                               $   552,326
        1999                                                   462,136
        2000                                                   298,927
        2001                                                   203,962
        2002 and thereafter                                      4,636
                                                           -----------
        Total minimum lease payments                       $ 1,521,987
                                                           ===========

(17) LEGAL PROCEEDINGS

     There are no legal proceedings pending against or involving the Company, which, in the opinion of management, will have a material adverse effect upon consolidated results of operations or financial condition.

(18) ACQUISITIONS

     On November 6, 1996, the Company acquired all the outstanding capital stock of Biomedical Sensors, Ltd. (BSL), an operating unit of Pfizer Inc. and certain assets from Howmedica, Inc. (a wholly-owned subsidiary of Pfizer Inc.), for $1,500,000 in cash and a $7,300,000 senior secured fixed rate loan note, due November 4, 2002 (see footnote 7). In the purchase of BSL, the Company acquired fiberoptic and electrochemical technology for monitoring blood gases on a continual basis via sensors that dwell inside arterial lines. Core technology was also purchased for future product derivatives under development.

     The Company accounted for the acquisition using the purchase method. As such, the excess of the purchase price over the fair value of the identifiable assets acquired was recorded as goodwill, which consisted of purchased completed technology (70%), purchased in-process technology (16%), and the value of the acquired customer base and other unidentifiable intangible assets (14%), totaling $2,770,359. The in-process technology ($464,460) was written off to operating expenses, leaving $2,305,899 of goodwill on the balance sheet at the acquisition date. Due to the rapid pace of technological change in the medical device industry, the completed technology has an estimated life of five years. The customer base and other unidentifiable assets is estimated to have an average useful life of five years. This results in a weighted average amortization period of five years for the intangible assets not immediately written off.

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

(19) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                FIRST              SECOND             THIRD             FOURTH
                                               QUARTER            QUARTER            QUARTER           QUARTER
                                        -------------------------------------------------------------------------
     1997
        Net sales                            $ 1,954,966        $ 2,607,679        $ 2,829,279       $ 3,042,442
        Gross profit (loss)                     (872,980)          (213,895)          (189,668)           44,767
        Operating loss                        (5,602,223)        (5,090,759)        (4,960,888)       (4,855,711)
        Net loss                              (5,772,013)        (5,254,034)        (5,153,267)       (4,857,229)
        Net loss per common share                  (0.38)             (0.29)             (0.25)            (0.23)

     1996
        Net sales                            $   609,571        $   583,530        $   669,848       $ 1,933,867
        Gross profit (loss)                   (1,789,474)        (1,562,377)        (1,510,680)       (1,200,912)
        Operating loss                        (5,743,317)        (6,114,413)        (5,521,395)       (6,403,086)
        Net loss                              (5,548,010)        (6,064,471)        (5,484,272)       (6,478,341)
        Net loss per common share                  (0.37)             (0.40)             (0.36)            (0.43)

REPORT  OF INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND SHAREHOLDERS
DIAMETRICS MEDICAL, INC.:


We have audited the accompanying consolidated balance sheets of Diametrics Medical, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diametrics Medical, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                /s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
January 28, 1998

SHAREHOLDER INFORMATION

     STOCK LISTING

     The Company's common stock is traded on The Nasdaq National Market under the symbol DMED.

     STOCK TRANSFER AGENT

     American Stock Transfer & Trust Company
     40 Wall Street
     New York, NY  10005
     Phone: (212) 936-5100

     FORM 10-K

     A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission is available free of charge by writing to Diametrics Medical, Inc.

     ANNUAL MEETING

     The annual meeting of Diametrics Medical, Inc. shareholders will be held May 13, 1998, at 3:30 p.m. at the Minneapolis Marriott City Center, 30 South Seventh Street, Minneapolis, Minnesota. All shareholders and other interested parties are invited to attend.

     INVESTOR INQUIRIES

     Please direct all inquiries to Laurence L. Betterley, Senior Vice President and Chief Financial Officer, at the Company's corporate offices.

     STOCK INFORMATION

     High and low quarterly closing prices for Diametrics Medical, Inc., common stock as quoted on The Nasdaq National Market were:

                                                         1997
                                          High                         Low
     ---------------------------------------------------------------------------
     First Quarter                     $  5 3/4                     $ 3 1/2
     Second Quarter                       9 1/4                       3
     Third Quarter                        9 15/16                     6 9/16
     Fourth Quarter                       10 1/8                      4 5/8

                                                        1996
                                          High                         Low
     ---------------------------------------------------------------------------
     First Quarter                     $  6 7/8                     $ 4 1/4
     Second Quarter                       8                           4 1/2
     Third Quarter                        5 5/8                       4 1/4
     Fourth Quarter                       4 7/8                       3 1/4

     There were 545 common shareholders of record and the Company estimates approximately 5,800 shareholders holding stock in "street name" accounts as of December 31, 1997. The Company has not paid any stock dividends on its common stock since its inception, and management does not anticipate paying cash dividends in the foreseeable future.

     CORPORATE ADDRESS                  INTERNATIONAL SUBSIDIARY

     Diametrics Medical, Inc.           Diametrics Medical, Ltd.
     2658 Patton Road                   5 Manor Court Yard, Hughenden Ave.
     St. Paul, Minnesota 55113          High Wycombe, Bucks. HP13 5RE
     Phone: (612) 639-8035              England
     Website:  www.diametrics.com       Phone: +44(0)1494 446651