Form 10-K, Exhibit 13
period 1998-12-31
DIAMETRICS MEDICAL INC
filed 1999-03-30
CIK 895380

                                                                      EXHIBIT 13

SELECTED FIVE-YEAR FINANCIAL DATA

(in thousands, except share and per share amounts)                                   Years ended December 31,
-------------------------------------------------------------------------------------------------------------------------------
                                                                 1998            1997          1996           1995         1994
Statement of Operations Data:(3)
Net sales                                                  $     12,156     $    10,434   $     3,797   $     1,607   $      331
Operating loss                                                  (16,916)        (20,510)      (23,782)      (23,387)     (12,733)
Net loss                                                        (17,388)        (21,037)      (23,575)      (23,046)     (12,455)
Net loss per share (1), (2)                                       (0.79)          (1.13)        (1.56)        (1.82)       (1.50)
Weighted average shares outstanding                          21,996,382      18,665,837    15,088,493    12,640,212    8,323,894

Balance Sheet Data:
Working capital                                            $     11,415     $    12,509   $     6,649   $    27,123   $    7,413
Total assets (3)                                                 25,346          28,662        24,059        36,620       17,393
Long-term liabilities                                             8,345           8,969         8,582         1,851        1,759
Shareholders' equity                                             11,366          12,773         8,674        31,194       11,157


(1)  The Company has not paid any dividends since inception.

(2) Basic and diluted net loss per share amounts are identical as the effect of potential common shares is antidilutive.

(3) On November 6, 1996 the Company acquired all of the outstanding capital stock of Biomedical Sensors, Ltd. and certain assets of Howmedica, Inc. The Company accounted for the acquisition using the purchase method of accounting and, accordingly, the results of operations of the acquired entities have been included in the Company's consolidated financial statements from November 6, 1996. Further detail on the acquisition is provided in note 18 of Notes to Consolidated Financial Statements.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

SUMMARY

Diametrics Medical, Inc., which began operations in 1990, is engaged in the development, manufacturing and marketing of critical care blood and tissue analysis systems which provide immediate or continuous diagnostic results at the point-of-patient care.

Since its commencement of operations in 1990, the Company has transitioned from a development stage company to a full-scale development, manufacturing and sales organization. As of December 31, 1998, the primary funding for the operations of the Company has been approximately $130 million raised through public and private sales of its equity securities and issuance of convertible promissory notes.

During 1998, the Company continued to achieve significant improvements in its operating results, including annual sales growth of 16%, the first positive annual gross margin with an improvement of 167% over 1997, containment of operating expenses and a reduction of the annual operating loss of approximately 18%. The achievement of several product and partnering milestones during the year positively impacted 1998 operating results, and are expected to have a greater impact in 1999 and future years.

Sales growth in 1998 was positively impacted by the commencement of global commercialization of Neotrend, designed specifically to provide continuous monitoring of blood gases and temperature in critically ill premature babies. The Company received FDA clearance to market Neotrend in the U.S. in late 1997 and received CE Mark in the second quarter 1998, allowing Neotrend to be marketed in Europe. Over 30 customer evaluations of Neotrend are currently in process, with approximately 80 evaluations pending placement at neonatal intensive care unit sites. Also contributing to 1998 sales growth was the commercialization of another continuous monitoring product, Neurotrend. Neurotrend allows clinicians to monitor oxygen, carbon dioxide, acidity and temperature in the brain of a patient who is undergoing surgery or has experienced severe head injury. CE Mark was received in the second quarter 1998 and FDA clearance in the U.S. is pending. In October 1998, the Company entered into an exclusive Distribution Agreement with CODMAN, a Johnson & Johnson company, for worldwide market development and distribution of the Neurotrend system.

In 1998, the Company completed the transition from its first generation cartridge format to the full-scale production of the new snapfit combination cartridge introduced in 1997 for use with the IRMA(R)SL Blood Analysis System. Nearly all existing customers were converted to the new format by the end of 1998. The combination cartridge gives clini-cians the ability to perform all critical blood gas, electrolyte and hematocrit tests using one small blood sample on a single-use cartridge. The combination cartridge extends the system's application to all critical care areas in the hospital including the operating room, and provides lower unit manufacturing costs and improved gross margins.

Another significant achievement in 1998 which positively impacted operating results was the integration of the LifeScan SureStep(R)Pro Glucose Module with the IRMA SL Blood Analysis System and the commercialization of this new integrated workstation in the first half of 1998. Through a partnership with LifeScan, a Johnson & Johnson company, the IRMA SL integrates inexpensive blood glucose strip testing on its platform, offering an expanded blood test panel. Since FDA clearance in first quarter 1998, the Company has shipped over 350 IRMA SL systems with the glucose modules.

The Company also continued to pursue agreements with hospital systems and influential buying groups which establish the Company as a sole or preferred supplier of its blood analysis systems. Accomplishments in 1998 included a sole source agreement with Columbia Healthcare Corporation, the largest owned hospital system in the U.S., and a three-year preferred supplier agreement with Health Services Corporation of America, a leading national organization providing purchasing agreements for more than 800 acute care hospitals. Such agreements have helped open new markets to the Company's blood analysis systems, and have increased market penetration in existing markets.


RESULTS OF OPERATIONS

SALES Sales of the Company's products were $12,155,526 for 1998, compared to $10,434,366 for 1997 and $3,796,816 for 1996. The 175% increase in sales from
1996 to 1997 was affected by the inclusion in 1997 of the first full year of sales from the operations of the Company's subsidiary, Diametrics Medical, Ltd.
(DML), acquired in November 1996. This contributed approximately $3.9 million to the increase in sales between periods, with the remaining increase of $2.7 million reflecting growth in sales of the Company's intermittent blood testing products. Sales increased 16% in 1998 from 1997, reflecting a 15% growth in sales of instruments and a 19% increase in disposable cartridge and sensor sales. Sales to international customers accounted for 60% of 1998 sales, compared to 62% in 1997 and 39% in 1996. Intermittent testing products represented 63%, 59% and 91% of sales in 1998, 1997 and 1996, respectively, with continuous monitoring products comprising the remaining sales in each year.

For the year ended December 31, 1998, intermittent blood testing products revenue was comprised of 59% instrument related revenue and 41% disposable cartridge related revenue. Continuous monitoring products revenue was comprised of 41% instrument related revenue and 59% disposable sensor revenue.

The Company's revenues are affected principally by the number of instruments, both monitors and IRMA analyzers, placed with customers and the rate at which disposable sensors and cartridges are used in connection with these products. As of December 31, 1998, the Company has sold over 3,000 instruments. Unit sales of instruments in 1998 increased approximately 11% from 1997, while disposable sensor and cartridge unit sales increased approximately 48%. As the Company grows, it is expected that the Company's growing customer base will increase its rate of usage of disposable products, with the result that overall disposable product sales will exceed that of instrument sales.

The Company has targeted 1999 revenues to grow at a rate in excess of the growth rate experienced during 1998, as a result of further planned expansion of the blood and tissue analysis product lines and continued market penetration of existing products.

COST OF SALES Cost of sales totaled $11,334,721 for 1998, compared to $11,666,142 for 1997 and $9,860,259 for 1996. Cost of sales as a percentage of revenue was 93% in 1998, 112% in 1997 and 260% in 1996. The significant year-to-year improvement in the Company's cost of sales as a percentage of revenue reflects increased cartridge sales volumes and the impact of cost controls and manufacturing process changes. These improvements resulted in the achievement in 1998 of the Company's first positive annual gross margin at $820,805, a $2 million or 167% improvement from 1997. The Company is targeting continued improvements in gross margin during 1999 as a result of new product introductions and further reductions in unit product costs, stemming from increased sales volumes; further expected improvements in manufacturing yields; and in-house (vs. third party vendor) assembly of IRMA analyzers and components of the monitors.

OPERATING EXPENSES Total operating expenses decreased by $1.5 million or 8% from 1997 to 1998, following an increase of $1.6 million or 9% from 1996 to 1997. The increase in 1997 was due primarily to the inclusion of a full year of expenses from the operations of the Company's subsidiary, DML, adding approximately $5.3 million to 1997 expenses. This was partially offset by a reduction of $870,845 in restructuring charges and a $2.9 million reduction in operating expenses in the Company's U.S. operations, stemming from work force reductions during 1996 and 1997 which reduced average headcount in the U.S. operations by 28% between years. On a pre-restructure charge basis, 1998 operating expenses decreased $1.1 mil-lion or 6% relative to 1997, primarily the result of the 1997 work force reductions, reducing average headcount between years by 13% in the Company's U.S. operations.

Research and development expenses totaled $6,466,154 in 1998, compared to $7,231,669 in 1997 and $6,359,844 in 1996. The 14% increase from 1996 to 1997 is due to the incremental impact of DML expenses ($2.9 million), partially offset by $2 million of expense reductions in the Company's U.S. operations, primarily the result of average headcount reductions of 40% between years and implementation of cost and process improvements. The 11% reduction in expenses between 1997 and 1998 is primarily the result of further work force reductions during 1997, with average headcount declining 16% between years.

Sales and marketing expenses totaled $8,009,318 in 1998, compared to $7,893,284 in 1997 and $6,781,943 in 1996. The 16% increase in expenses from 1996 to 1997 is primarily due to the incremental impact of a full year of DML expenses ($1.4 million), partially offset by reduced expenses in the Company's U.S. operations due to organizational efficiencies and improved deployment of resources. The 1% increase in expenses from 1997 to 1998 is primarily impacted by higher commissions on increased direct sales and increased sales support costs for placement of the Company's products with new customers.

General and administrative expenses totaled $3,261,098 in 1998, compared to $3,689,036 in 1997 and $3,242,320 in 1996. The 14% increase in expenses from 1996 to 1997 is due to the impact of the inclusion of a full year of DML expenses ($854,000), partially offset by reduced expenses in the Company's U.S. operations, stemming primarily from work force reductions which reduced average headcount between years by 28%. The 12% decline in expenses from 1997 to 1998 is primarily the result of further work force reductions during 1997.

Restructuring and other charges totaled $0 in 1998, $463,816 in 1997 and $1,334,661 in 1996. Charges in 1996 consisted of approximately $584,000 for severance costs related to restructuring of the management team in early 1996 and a work force reduction, $464,000 for the write-off of purchased in-process research and development created from the DML acquisition, and $287,000 for the write-down of excess and obsolete equipment, resulting from the work force reductions and process changes. Charges in 1997 consisted of severance costs of approximately $319,000 associated with work force reductions, primarily in the Company's U.S. manufacturing, research and development and general and administrative areas, and $145,000 for the write-down of excess and obsolete equipment resulting from the work force reductions and further process changes.

OTHER INCOME (EXPENSE) Net other expense in 1998 was $471,897, compared to $526,962 in 1997 and net other income of $207,117 in 1996. The Company realized interest income of $422,441 in 1998, compared to $658,625 in 1997 and $929,603 in 1996. The year-to-year decline reflects the impact of lower average cash balances due to the timing of the Company's financing activities between 1995 and 1998, and also due to a net use of cash in operations for each period.

Interest expense totaled $807,411 in 1998, compared to $1,017,657 in 1997 and $607,342 in 1996. The increase in expense between 1996 and 1997 primarily reflects interest accrued on a long-term note payable issued in connection with the Company's acquisition of DML in November 1996. The decline in expense between 1997 and 1998 primarily reflects a reduction in the amount of higher interest bearing capital lease debt relative to total debt outstanding.

NET LOSS Net loss for the year ended December 31, 1998 was $17,387,662, compared to $21,036,543 in 1997 and $23,575,094 in 1996. The year-to-year improvement in net loss reflects revenue growth, coupled with the impact of work force reductions implemented during 1996 and 1997, cost controls, increased production volumes and manufacturing process improvements. The Company is targeting continued improvement in net loss in 1999.


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998, the Company had working capital of approximately $11.4 million, a decrease of $1.1 million from the working capital of $12.5 million reported at December 31, 1997. The net decrease primarily reflects the impact of the amount and timing of proceeds from private equity placements in 1997 and 1998, and net cash used in operating activities for the year ended December 31, 1998. Through December 31, 1998, the Company raised approximately $130 million through the public and private sales of its equity securities and the issuance of convertible promissory notes.

Net cash used in operating activities totaled $18.8 million for the year ended December 31, 1998, compared to $16.6 million and $20.3 million for the same periods in 1997 and 1996, respectively. This was the result of net losses of $17.4 million, $21 million and $23.6 million for these same periods in 1998, 1997 and 1996, respectively, adjusted by changes in key operating assets and liabilities, primarily accounts receivable, inventories and accounts payable and accrued expenses.

As discussed in note 19 of Notes to Consolidated Financial Statements, effective January 1, 1998, the Company changed the year-end of its wholly-owned subsidiary, DML, to December 31 from November 30 to produce a consis-tent reporting period for the consolidated entity. As a result of this change in year-end, DML's net results of operations for the month of December 1997 were closed to beginning accumulated deficit as of January 1, 1998. Additionally, the changes in DML's operating assets and liabilities during the month of December 1997 are included in the Consolidated Statement of Cash Flows for the year ended December 31, 1998. The discussion below of changes in accounts receivable, inventories, accounts payable and accrued expenses includes the impact of the DML year-end change on these balances.

Net accounts receivable increased $1.7 million for the year ended December 31, 1998, compared to $1.2 million in 1997 and $581,000 in 1996. The year-to-year increases are primarily due to increased sales in each year and the timing of sales and related customer payments.

Inventories increased $1.3 million for the year ended December 31, 1998, after a decrease of $876,000 in 1997 and an increase of $633,000 in 1996. The increase in 1998 is due to increased inventory levels needed to begin internal assembly of the Company's IRMA SL analyzers and to meet an expected increase in demand. The prior year decrease was due primarily to an improvement in inventory turnover during the year, stemming from improved inventory management.

Accounts payable and accrued expenses decreased $1.5 million for the year ended December 31, 1998, after an increase of $418,000 and $348,000 in 1997 and 1996, respectively. The decrease in 1998 is affected primarily by a reduction in accrued interest payable, due to the timing of interest payments and reductions in product upgrade accruals as upgrades are completed, combined with timing of payments to vendors and employees. Increases in 1997 and 1996 were primarily the result of the timing of vendor payments.

Net cash provided by investing activities totaled $3.2 million for the year ended December 31, 1998, following a net use of cash in 1997 of $7.8 million and net cash provided by investing activities of $19.8 million in 1996. These year-to-year changes were primarily affected by the amounts and timing of private equity placements, which affected the amount of cash available for the purchase of marketable securities. Purchases of property and equipment also affected net cash provided by or used in investing activities, and totaled $2.3 million for the year ended December 31, 1998, $3 million in 1997 and $1.6 million in 1996. Capital additions in each year consisted primarily of investments in development and production equipment and instruments for internal use in R&D and sales. In 1999, the Company expects total capital expenditures and new lease commitments to approximate $2.4 million for the year, primarily reflecting investments to support new product development and production.

Net cash provided by financing activities totaled $16.4 million for the year ended December 31, 1998, compared to $25.3 million in 1997 and $278,000 in 1996. The year-to-year changes were due primarily to the amounts and timing of private equity placements in 1997 and 1998.

In late 1996 and throughout 1997, the Company entered into long-term debt obligations of approximately $8.9 million. The original debt consisted of a $7.3 million senior secured fixed rate loan note issued to Pfizer Inc. in connection with the Company's acquisition of DML and approximately $1.6 million in notes payable for equipment financing. Proceeds from the issuance in August 1998 of $7.3 million of Convertible Senior Secured Fixed Rate Notes, issued in conjunction with a private equity placement, were simultaneously used to retire the $7.3 million Pfizer note. The Company's long-term debt and capital lease obligations require principal and interest repayments of approximately $1 million in 1999, $900,000 in each of years 2000 and 2001, $600,000 in 2002 and
$7.6 million in 2003.

Effective March 31, 1998, the Company secured a $1,000,000 receivable backed line of credit. The loan agreement requires the Company's accounts receivable collections to be applied to reduce the loan balance, including advances, interest and fees. At December 31, 1998, the Company had an outstanding balance owed of $828,823 under the line of credit.

At December 31, 1998, the Company had U.S. net operating loss and research and development tax credit carryforwards for income tax purposes of approximately $103.8 million and $939,000, respectively. Pursuant to the Tax Reform Act of 1986, use of the Company's net operating loss carryforwards are limited due to a "change in ownership." (See note 12 of Notes to Consolidated Financial Statements for further discussion).

In August 1998, the Company completed a private equity placement of 2,142,858 shares of Common Stock which generated aggregate proceeds to the Company of $15,000,006. Also, as part of an exclusive Distribution Agreement initiated on October 1, 1998, the Company entered into a $5,000,000 Put Option and Stock Purchase Agreement with Johnson & Johnson Development Corporation who committed to purchase up to $5,000,000 of the Company's Common Stock at the Company's option over the twelve month period ending September 30, 1999. The Company believes proceeds from the $5,000,000 Put Option & Stock Purchase Agreement along with currently available funds and cash generated from projected operating revenues, supplemented by proceeds from employee stock plans, warrant exercises, asset based credit and corporate alliances, will meet the Company's working capital needs through 1999. If the amount or timing of funding from these sources or cash requirements vary materially from those currently planned, the Company could require additional capital. The Company's long-term capital requirements will depend upon numerous factors, including the rate of market acceptance of the Company's products and the level of resources devoted to expanding the sales and marketing organization, manufacturing capabilities and research and development activities. While there can be no assurance that adequate funds will be available when needed or on acceptable terms, management believes that the Company will be able to raise adequate funding if needed.

YEAR  2000 COMPLIANCE

The Company is addressing the issues associated with computing difficulties that may affect existing computer systems as a result of programming code malfunction in distinguishing 21st century dates from 20th century dates (the "Year 2000" issue). The Year 2000 issue is a pervasive problem affecting many information technology systems and embedded technologies in all industries. The Company has identified teams of internal staff to review its products; its internal financial, manufacturing and other process control systems; and its interface with major customers and suppliers in order to assess and remediate Year 2000 concerns.

The Company's information technology (IT) systems consist of computer hardware systems and software supplied by third parties. IT systems in the Company's U.S. operations are Year 2000 compliant. The Company has identified necessary software and hardware upgrades to achieve compliance for IT systems in its U.K. operations, with completion scheduled for mid 1999, allowing adequate time for testing and training.

The Company's assessment of internal systems includes a review of non IT systems (systems that contain embedded technology in manufacturing or process control equipment containing microprocessors or other similar circuitry). This assessment includes a review of the Company's internal manufacturing equipment and facilities (including building maintenance, security, electrical, lighting, fire protection, telephone, heating and cooling systems). Based upon this review, the Company believes that its manufacturing processes and equipment and internal process control equipment are Year 2000 compliant company wide.

The Company has assessed Year 2000 compliance of its products offered for sale to customers, and believes that all are currently compliant. Contacts are being made with the Company's customers regarding test procedures they can apply to verify compliance of the Company's products.

The Company has identified third parties with which it has material relationships, including suppliers of components for its products and providers of critical utility services. The majority of the raw materials and purchased components used to manufacture the Company's products are readily available. Most of the raw materials are or may be obtained from more than one source. A small number of these materials, however, are unique in their nature, and are therefore single sourced. The Company has contacted all major U.S. third party suppliers and has received representations that if not currently compliant, each has plans in place to ensure that products purchased by the Company from such suppliers will function properly in the Year 2000 and that such suppliers' internal systems will be Year 2000 compliant no later than June 1999. The Company is in the process of contacting all major international suppliers to assess their status of compliance, and expects to complete that process by June 30, 1999. The Company is also currently evaluating alternative supplier sources, where appropriate, in cases where it is single sourced. These actions are intended to help mitigate the possible external impact of the Year 2000 problem. Even assuming that all material third parties confirm that they are or expect to be Year 2000 compliant by December 31, 1999, it is not possible to state with certainty that such parties will be so compliant. It is impossible to fully assess the potential consequences in the event service interruptions from component suppliers occur or in the event that there are disruptions in such infrastructure areas as utilities, communications, transportation, banking and government.

The total estimated incremental cost required to address the Company's Year 2000 compliance is approximately $150,000, including the cost of software and hardware upgrades. The majority of this cost will be incurred in 1999. The actual cost, however, could exceed this estimate. These costs are not expected to have a material effect on the Company's financial position, results of operations or cash flows.

Based upon its assessments to date, the Company believes it will not experience any material disruption in its operations as a result of Year 2000 problems in its products, in its internal financial, manufacturing and other process control systems, or in its interface with major customers and suppliers. However, if major suppliers, including those providing component parts, electricity, communications and transportation services, experience difficulties resulting in disruption of critical supplies or services to the Company, a shutdown of the Company's operations could occur for the duration of the disruption. As previously noted, the Company is working on minimizing the component supply risk by evaluating alternative suppliers, where appropriate, in cases where it is single-sourced, with completion of this evaluation expected by June 1999. The Company has not yet developed a contingency plan to provide for continuity of normal business operations in the event the other described problem scenarios arise, but it will assess the need to develop such a plan based upon the outcome of compliance areas currently under review, and the results of remaining survey feedback from its major suppliers. Assuming no major disruption in service from critical third party providers, the Company believes that it will be able to manage the Year 2000 transition without any material effect on the Company's results of operations or financial position. There can be no assurance, however, that unexpected difficulties will not arise and, if so, that the Company will be able to timely develop and implement a contingency plan.

MARKET RISK

The Company's primary market risk exposure is foreign exchange rate fluctuations of the British pound sterling to the U.S. dollar as the financial results of the Company's U.K. subsidiary, DML, are translated into U.S. dollars in consolidation. The Company's exposure to foreign exchange rate fluctuations also arises from certain intercompany payable or receivable balances which are expected to be settled in the foreseeable future under the terms of the Company's intercompany agreement. Additionally, the Company has a small exposure to currency risk arising from German deutschemark denominated sales from DML to German customers. DML sells continuous monitoring products to customers and distributors located outside of North America. The Company also sells intermittent testing products from its U.S. operations to distributors located throughout the world. All sales from the Company's U.S. operations are denominated in U.S. dollars, and, with the exception of sales to customers in Germany, all sales made from DML are denominated in British pounds sterling. As sales to German customers have historically comprised only 5% of consolidated sales, the Company's method of minimizing exposure to currency risk due to fluctuations between the exchange rates for the British pound sterling and the German deutschemark has been to offset deutschemark denominated payment obligations with deutschemark denominated receipts to the full extent possible. Remaining exposure due to German deutschemark denominated sales is not expected to be material.

The effect of foreign exchange rate fluctuations on the Company's financial results for the years ended December 31, 1998, 1997 and 1996 was not material. The Company does not currently use derivative financial instruments to hedge against exchange rate risk. Because foreign exchange exposure to these rate fluctuations increases as sales and intercompany balances grow, the Company will continue to evaluate the need to initiate hedging programs to mitigate the impact on intercompany balances of changes in the exchange rate of the British pound sterling to the U.S. dollar.

The Company's exposure to interest rate risk is limited to short-term borrowings under its $1,000,000 receivable backed credit line. Any advances under the line of credit bear interest on the unpaid principal amount at a fluctuating rate tied to the Prime Rate. The Company does not use derivative financial instruments to manage interest rate risk. As borrowings at any one time are limited to $1,000,000 and are generally repaid within a few months, the Company's exposure is not believed to be material. All other existing debt agreements of the Company bear interest at fixed rates, and are therefore not subject to exposure from fluctuating interest rates.


EURO CONVERSION

Effective January 1, 1999, 11 of the 15 member countries of the European Union
(EU) adopted the euro as their common legal currency. On that date, the participating countries established fixed euro conversion rates between their existing local currencies and the euro. During the three-and-a-half year transition period following its introduction, participating countries will be allowed to transact business both in the euro and in their local currencies. On July 1, 2002, the euro will be the sole official currency in participating EU countries.

The Company sells and distributes its products globally, with significant sales in Europe. Additionally, as noted under "Market Risk", the Company's subsidiary, DML, conducts its operations from the U.K. All sales from the Company's U.S. operations are denominated in U.S. dollars and the majority of sales from the Company's U.K. operations are denominated in British pounds sterling. The U.K. is one of the four countries of the EU that did not adopt the euro as its legal currency effective January 1, 1999; however, the U.K. may convert to the euro at a later date. The conversion to the euro by the participating countries of the EU is not expected to result in large-scale changes to the denominations or pricing of the Company's sales contracts, unless the U.K. were to adopt the euro as its official currency, in which case all sales from the Company's U.K. operations would be denominated in euros.

The Company has assessed the potential impact of the euro conversion on business processes, information technology systems and fixed assets in its U.K. operations, and is making required changes in tandem with required Year 2000 related upgrades.

The Company is in the process of addressing these and other issues raised by the conversion to the euro. The Company does not presently expect that the conversion to the euro will result in any material increase in costs to the Company. While the Company will continue to evaluate the impact of the euro conversion over time, based upon currently available information, management does not believe that the conversion to the euro currency will have a material impact on the Company's financial condition or overall trends in results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company plans to adopt the new standard in 1999. The Company is currently evaluating SFAS No. 133, but does not expect that it will have a material effect on its financial statements.

In 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and does not require additional disclosures. The Company intends to adopt SOP 98-1 in 1999. Costs incurred prior to the initial application of the SOP will not be adjusted to conform with SOP 98-1. The adoption is not expected to have a material impact on the Company's financial position or results of operations.

The Company's discussion and analysis of results of operations and financial condition, including statements regarding the Company's expectations about new and existing products, future financial performance, Year 2000 compliance, market risk exposure and other forward looking statements are subject to various risks and uncertainties, including, without limitation, demand and acceptance of new and existing products, technological advances and product obsolescence, competitive factors, stability of domestic and international financial markets and the availability of capital to finance growth. These and other risks are discussed in greater detail in an exhibit in the Company's Form 10-K filed with the U.S. Securities and Exchange Commission.

Consolidated Statements of Operations


                                                                  Years ended December 31,
                                                 --------------------------------------------------------------
DIAMETRICS MEDICAL, INC. AND SUBSIDIARY              1998                  1997                   1996
---------------------------------------------------------------------------------------------------------------
Net sales                                         $    12,155,526         $  10,434,366        $     3,796,816
Cost of sales                                          11,334,721            11,666,142              9,860,259
                                                 --------------------------------------------------------------

        Gross profit (loss)                               820,805            (1,231,776)            (6,063,443)

Operating expenses:
     Research and development                           6,466,154             7,231,669              6,359,844
     Sales and marketing                                8,009,318             7,893,284              6,781,943
     General and administrative                         3,261,098             3,689,036              3,242,320
     Restructuring and other charges                            -               463,816              1,334,661
                                                 --------------------------------------------------------------

                                                       17,736,570            19,277,805             17,718,768
                                                 --------------------------------------------------------------

        Operating loss                                (16,915,765)          (20,509,581)           (23,782,211)

Interest income                                           422,441               658,625                929,603
Interest expense                                         (807,411)           (1,017,657)              (607,342)
Other expense, net                                        (86,927)             (167,930)              (115,144)
                                                 --------------------------------------------------------------

        Net loss                                  $   (17,387,662)        $ (21,036,543)       $   (23,575,094)
                                                 ==============================================================

Basic and diluted net loss per common share       $         (0.79)        $       (1.13)       $         (1.56)
                                                 ==============================================================

Weighted average common shares outstanding             21,996,382            18,665,837             15,088,493
                                                 ==============================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

                                                                                                 December 31,
                                                                                     ---------------------------------------
DIAMETRICS MEDICAL, INC. AND SUBSIDIARY                                                   1998                   1997
----------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                                         $    3,432,614         $    3,358,684
    Marketable securities                                                                  2,976,443              8,401,642
    Accounts receivable, net of allowance for doubtful accounts of
        $280,000 in 1998 and $188,599 in 1997                                              5,420,092              3,768,528
    Inventories                                                                            4,767,537              3,588,218
    Prepaid expenses and other current assets                                                454,291                311,173
                                                                                     ---------------------------------------
      Total current assets                                                                17,050,977             19,428,245
                                                                                     ---------------------------------------

PROPERTY AND EQUIPMENT, NET                                                                6,922,793              7,385,972

OTHER ASSETS, NET                                                                          1,372,544              1,847,316
                                                                                     ---------------------------------------

                                                                                      $   25,346,314         $   28,661,533
                                                                                     =======================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable                                                                  $    2,535,343         $    2,261,822
    Accrued expenses                                                                       1,855,004              3,687,597
    Short-term borrowings                                                                    828,823                      -
    Current portion of long-term liabilities                                                 416,509                969,950
                                                                                     ---------------------------------------
      Total current liabilities                                                            5,635,679              6,919,369
                                                                                     ---------------------------------------

LONG-TERM LIABILITIES:
    Long-term liabilities, excluding current portion                                       8,163,307              8,537,742
    Other liabilities                                                                        181,764                431,145
                                                                                     ---------------------------------------
      Total liabilities                                                                   13,980,750             15,888,256
                                                                                     ---------------------------------------

SHAREHOLDERS' EQUITY:
     Preferred stock, $.01 par value: 5,000,000 shares
      authorized, none issued                                                                    --                       -
    Common stock, $.01 par value: 35,000,000 shares authorized, 23,391,597 and 20,889,945 shares issued and outstanding at December 31, 1998
      and 1997, respectively                                                                 233,916                208,899
    Additional paid-in capital                                                           130,477,220            113,970,247
    Accumulated other comprehensive loss                                                   (225,165)              (350,189)
    Accumulated deficit                                                                (119,120,407)          (101,055,680)
                                                                                     ---------------------------------------
      Total  shareholders' equity                                                         11,365,564             12,773,277
                                                                                     ---------------------------------------
Commitments and contingencies (notes 7, 8, 16, and 17)
                                                                                      $   25,346,314         $   28,661,533
                                                                                     =======================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of  Shareholders' Equity

                                                                                                                 Accumulated
                                                                               Additional                           other
                                                     Preferred      Common       paid-in         Accumulated    comprehensive
DIAMETRICS MEDICAL, INC. AND SUBSIDIARY                stock        stock        capital           deficit       income (loss)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                           $       -   $  149,001    $   87,489,392    $ (56,444,043)  $          -
                                                   -----------------------------------------------------------------------------

Net loss                                                     -            -                 -      (23,575,094)             -

Foreign currency translation adjustment                      -            -                 -                -         89,309

                                                   -----------------------------------------------------------------------------
Comprehensive loss for the year ended
    December 31, 1996                                        -            -                 -      (23,575,094)        89,309

Issued common stock under
    employee stock purchase plan                             -          741           300,140                -              -

Exercise of options to common stock                          -        2,353           662,440                -              -
                                                   -----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                                   -      152,095        88,451,972      (80,019,137)        89,309
                                                   -----------------------------------------------------------------------------

Net loss                                                     -            -                 -      (21,036,543)             -

Foreign currency translation adjustment                      -            -                 -                -        (69,725)

Minimum pension liability                                    -            -                 -                -       (369,773)

                                                   -----------------------------------------------------------------------------
Comprehensive loss for the year ended
    December 31, 1997                                        -            -                 -      (21,036,543)      (439,498)

Issued preferred stock
    on January 30, 1997                                  7,500            -        11,857,799                -              -

Conversion of preferred stock
    to common stock on April 10, 1997                   (7,500)      30,000           (22,500)               -              -

Issued common stock
    on June 10, 1997                                         -       14,933         7,840,236                -              -

Issued common stock under
    employee stock purchase plan                             -          554           205,574                -              -

Exercise of options to common stock                          -        2,291         1,057,733                -              -

Exercise of warrants to common stock                         -        9,026         4,551,025                -              -

Issued stock options in lieu of
    cash compensation                                        -            -            28,408                -              -
                                                   -----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                                   -      208,899       113,970,247     (101,055,680)      (350,189)
                                                   -----------------------------------------------------------------------------

Net loss                                                     -            -                 -      (17,387,662)             -

Foreign currency translation adjustment                      -            -                 -                -        (98,328)

Minimum pension liability                                    -            -                 -                -        223,352

                                                   -----------------------------------------------------------------------------
Comprehensive loss for the year ended
    December 31, 1998                                        -            -                 -      (17,387,662)       125,024

Issued common stock
    on August 4, 1998                                        -       21,582        14,792,052                -              -

Issued common stock under
    employee stock purchase plan                             -          450           209,646                -              -

Exercise of options to common stock                          -        2,441         1,183,531                -              -

Exercise of warrants to common stock                         -          544           309,144                -              -

Issued stock options in lieu of
    cash compensation                                        -            -            12,600                -              -

Effect of subsidiary's year-end change                       -            -                 -         (677,065)             -
                                                   -----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                           $       -   $  233,916    $  130,477,220    $(119,120,407)  $   (225,165)
                                                   =============================================================================

                                                        Total                Total
                                                    shareholders'        comprehensive
DIAMETRICS MEDICAL, INC. AND SUBSIDIARY                equity            income (loss)
-----------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                          $  31,194,350
                                                   --------------------------------------------

Net loss                                              (23,575,094)       $  (23,575,094)

Foreign currency translation adjustment                    89,309                89,309

                                                   --------------------------------------------
Comprehensive loss for the year ended
    December 31, 1996                                           -        $  (23,485,785)

Issued common stock under
    employee stock purchase plan                          300,881

Exercise of options to common stock                       664,793
                                                   --------------------------------------------
BALANCE, DECEMBER 31, 1996                              8,674,239
                                                   --------------------------------------------

Net loss                                              (21,036,543)       $  (21,036,543)

Foreign currency translation adjustment                   (69,725)              (69,725)

Minimum pension liability                                (369,773)             (369,773)

                                                   --------------------------------------------
Comprehensive loss for the year ended
    December 31, 1997                                           -        $  (21,476,041)

Issued preferred stock
    on January 30, 1997                                11,865,299

Conversion of preferred stock
    to common stock on April 10, 1997                           -

Issued common stock
    on June 10, 1997                                    7,855,169

Issued common stock under
    employee stock purchase plan                          206,128

Exercise of options to common stock                     1,060,024

Exercise of warrants to common stock                    4,560,051

Issued stock options in lieu of
    cash compensation                                      28,408
                                                   --------------------------------------------
BALANCE, DECEMBER 31, 1997                             12,773,277
                                                   --------------------------------------------

Net loss                                              (17,387,662)       $  (17,387,662)

Foreign currency translation adjustment                   (98,328)              (98,328)

Minimum pension liability                                 223,352               223,352
                                                   --------------------------------------------
Comprehensive loss for the year ended
    December 31, 1998                                           -        $  (17,262,638)

Issued common stock
    on August 4, 1998                                  14,813,634

Issued common stock under
    employee stock purchase plan                          210,096

Exercise of options to common stock                     1,185,972

Exercise of warrants to common stock                      309,688

Issued stock options in lieu of
    cash compensation                                      12,600

Effect of subsidiary's year-end change                   (677,065)
                                                   --------------------------------------------
BALANCE, DECEMBER 31, 1998                          $  11,365,564
                                                   ============================================


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                                        Years ended December 31,
                                                                      -----------------------------------------------------------
DIAMETRICS MEDICAL, INC. AND SUBSIDIARY                                   1998                  1997                  1996
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                          $ (17,387,662)        $ (21,036,543)       $ (23,575,094)
    Adjustments to reconcile net loss to net cash
      used in operating activities:
        Depreciation and amortization                                     3,147,460             4,162,997            3,114,293
        Write-off of acquired in-process technology                               -                     -              464,460
        Common stock and options issued in lieu of cash compensation         12,600                28,408                    -
        (Gain) loss on disposal of property and equipment                       652               (80,921)              (1,686)
        Changes in operating assets and liabilities
        (net of effects of acquisition in 1996):
           Receivables, net                                              (1,652,185)           (1,178,760)            (580,891)
           Inventories                                                   (1,325,613)              875,881             (632,551)
           Prepaid expenses and other current assets                        (44,360)              232,582              523,050
           Accounts payable                                                 393,253               649,432              (97,319)
           Accrued expenses                                              (1,899,428)             (231,365)             445,619
                                                                      -----------------------------------------------------------
             Net cash used in operating activities                      (18,755,283)          (16,578,289)         (20,340,119)
                                                                      -----------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment                                  (2,252,544)           (2,957,958)          (1,597,218)
    Purchases of marketable securities                                   (6,558,430)          (26,208,044)          (8,343,433)
    Proceeds from maturities of marketable securities                    11,983,629            21,209,000           30,730,100
    Acquisition of DML, net of cash received                                      -                     -           (1,067,848)
    Other assets                                                             11,891               199,954               65,694
                                                                      -----------------------------------------------------------
             Net cash provided by (used in) investing activities          3,184,546            (7,757,048)          19,787,295
                                                                      -----------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Principal payments on borrowings                                     (1,306,067)             (129,714)            (108,477)
    Proceeds from borrowings                                              1,818,823             1,058,626              500,000
    Net proceeds from issuance of preferred stock                                 -            11,865,299                    -
    Net proceeds from issuance of common stock                           16,519,390            13,681,372              965,674
    Principal payments on capital lease obligations                        (611,809)           (1,165,522)          (1,078,802)
                                                                      -----------------------------------------------------------
             Net cash provided by financing activities                   16,420,337            25,310,061              278,395
                                                                      -----------------------------------------------------------

EFFECT OF SUBSIDIARY'S YEAR-END CHANGE ON CASH AND CASH EQUIVALENTS        (664,819)                    -                    -

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS               (110,851)              (68,033)              24,190

             Net increase (decrease) in cash and cash equivalents            73,930               906,691             (250,239)

Cash and cash equivalents at beginning of year                            3,358,684             2,451,993            2,702,232
                                                                      -----------------------------------------------------------
Cash and cash equivalents at end of year                              $   3,432,614         $   3,358,684        $   2,451,993
                                                                      ===========================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for interest                            $   1,544,161         $     377,849        $     510,399
                                                                      ===========================================================

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

On November 6, 1996, the Company entered into a senior secured fixed rate loan note of $7,300,000 in connection with the acquisition of DML. On August 4, 1998, the Company entered into a convertible senior secured fixed rate note of $7,300,000 in connection with a private equity placement and used the proceeds to retire the 1996 note.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF THE BUSINESS Diametrics Medical, Inc. along with its subsidiary (the Company), is a medical device company engaged in the development, manufacture and commercialization of critical care blood and tissue analysis systems which provide immediate or continuous diagnostic results at the point-of-patient care.

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

     TRANSLATION OF FOREIGN CURRENCIES The financial statements of the Company's foreign subsidiary are translated in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52. Under this Statement, all assets and liabilities are translated using period-end exchange rates and statements of operations items are translated using average exchange rates for the period. The resulting translation adjustments are recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in determining net income, but have not been material in any of the years presented.

     CASH AND CASH EQUIVALENTS The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1998, cash and cash equivalents consist mainly of U.S. government money market funds and investment grade commercial paper.

     MARKETABLE SECURITIES In accordance with the provisions of SFAS No. 115, Investment in Certain Instruments in Debt and Equity Securities, investments in marketable debt securities are classified as held to maturity and are stated at amortized cost, which approximates estimated fair value. At December 31, 1998, marketable securities consist mainly of investment grade commercial paper, with original maturities ranging from three to eight months. These securities are classified as held-to-maturity because of the Company's intent and ability to hold its investments to maturity.

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

     OTHER ASSETS Other assets consist principally of intangible assets representing purchased completed technology and other intangible assets resulting from the excess of the cost of a purchased business over the fair value of the net assets acquired. The intangible assets are amortized using the straight-line method over five years. The recoverability of the purchased completed technology and other intangible assets is assessed quarterly based upon an analysis of undiscounted cash flows projected to be generated by the acquired business.

     REVENUE RECOGNITION The Company recognizes revenue upon shipment of product to customers or, in the case of trial instruments and monitors, upon the customer's acceptance of the product.

     NET LOSS PER COMMON SHARE In accordance with SFAS No. 128, Earnings per Share, basic EPS is calculated by dividing net earnings (loss) by the weighted average common shares outstanding during the period. Diluted EPS reflects the potential dilution to basic EPS that could occur upon conversion or exercise of securities, options, or other such items, to common shares using the treasury stock method based upon the weighted average fair value of the Company's common shares during the period. For each period presented, basic and diluted loss per share amounts are identical, as the effect of potential common shares is antidilutive.

     PRODUCT WARRANTY The Company, in general, warrants its new hardware and software products to the original purchaser to be free from defects in material and workmanship under normal use and service for a period of one year after date of shipment, and warrants its disposable products to be free from defects in material and workmanship under normal use until its stated expiration date. Provisions are made for the estimated cost of maintaining product warranties for the hardware, software and disposable products at the time the products are sold.

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

     STOCK BASED COMPENSATION The Company applies the intrinsic value method prescribed in APB Opinion No. 25 to account for the issuance of stock incentives to employees and directors and, accordingly, no compensation expense related to employees' and directors' stock incentives has been recognized in the financial statements. Effective January 1, 1996, in accordance with SFAS No. 123, Accounting for Stock Based Compensation, pro forma information reflecting compensation cost for such issuances is presented in note 9.

     IMPAIRMENT OF LONG-LIVED ASSETS The Company utilizes the undiscounted cash flows alternative to detect impairment in long-lived assets.

     COMPREHENSIVE INCOME In the current year, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" which establishes new rules for the reporting and display of comprehensive income and its components.

     RECLASSIFICATIONS Certain 1997 and 1996 amounts have been reclassified from prior reported balances to conform to the 1998 presentation.

(2)  LIQUIDITY

     As reflected in the accompanying consolidated financial statements, the Company incurred a net loss of $17,387,662 for the year ended December 31, 1998. In addition, the Company has incurred net losses and has had negative cash flows from operating activities since inception. In August 1998, the Company completed a private equity placement of 2,142,858 shares of Common Stock which generated aggregate proceeds to the Company of $15,000,006. Also, as part of an exclusive Distribution Agreement initiated on October 1, 1998, the Company entered into a $5,000,000 Put Option and Stock Purchase Agreement with Johnson & Johnson Development Corporation who committed to purchase up to $5,000,000 of the Company's Common Stock at the Company's option over the twelve month period ending September 30, 1999. The Company believes proceeds from the $5,000,000 Put Option & Stock Purchase Agreement along with currently available funds and cash generated from projected operating revenues, supplemented by proceeds from employee stock plans, warrant exercises, asset based credit and corporate alliances, will meet the Company's working capital needs through 1999. If the amount or timing of funding from these sources or cash requirements vary materially from those currently planned, the Company could require additional capital. The Company's long-term capital requirements will depend upon numerous factors, including the rate of market acceptance of the Company's products and the level of resources devoted to expanding the sales and marketing organization, manufacturing capabilities and research and development activities. While there can be no assurance that adequate funds will be available when needed or on acceptable terms, management believes the Company will be able to raise adequate funding if needed.

(3)  INVENTORIES

     Inventories consist of the following at December 31:

                                      1998           1997
                                 --------------------------
     Raw materials               $   974,886    $   957,049
     Works-in-process                741,719        442,527
     Finished goods                3,050,932      2,188,642
                                 --------------------------
                                 $ 4,767,537    $ 3,588,218
                                 ==========================

(4)  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31:

                                                            1998              1997
                                                      ---------------------------------
     Manufacturing equipment                           $   5,653,623      $  4,649,831
     Laboratory fixtures and equipment                     1,970,294         1,956,841
     Office furniture and equipment                        3,421,541         3,409,351
     Leasehold improvements                                3,388,445         3,359,680
     Tooling                                               2,069,438         1,870,755
     Demonstration instruments                             2,513,659         1,864,042
     Capital-in-progress                                   1,060,383           949,627
                                                      ---------------------------------
                                                          20,077,383        18,060,127
     Less accumulated depreciation
       & amortization                                    (13,154,590)      (10,674,155)
                                                      ---------------------------------

                                                       $   6,922,793      $  7,385,972
                                                      =================================

(5)  OTHER ASSETS

     Other assets consist of the following at December 31:

                                                          1998               1997
                                                     ----------------------------------
     Purchased completed technology, net               $  1,122,569        $ 1,516,630
     Acquired customer base and
       other intangible assets, net                         222,615            303,326
     Other                                                   27,360             27,360
                                                     ----------------------------------
                                                       $  1,372,544        $ 1,847,316
                                                      =================================

     Amortization charged to expense for intangible assets was $474,772, $507,981 and $45,925 in 1998, 1997 and 1996, respectively.

(6)  ACCRUED EXPENSES

     Accrued expenses consist of the following at December 31:


                                                        1998              1997
                                                ----------------------------------
     Employee compensation                         $  1,015,850      $  1,171,572
     Product upgrades                                    73,629           711,168
     Deferred revenue                                   174,662                 -
     Interest payable                                         -           736,750
     Other                                              590,863         1,068,107
                                                ----------------------------------
                                                   $  1,855,004      $  3,687,597
                                                ==================================

(7)  BORROWINGS

     Borrowings consist of the following at December 31:

                                                                    1998               1997
                                                           -------------------------------------
     Long-term debt:
          Convertible senior secured fixed
              rate notes                                        $  7,300,000       $          -
          Senior secured fixed rate loan note                              -          7,300,000
          Notes payable                                            1,177,821          1,460,846
                                                           -------------------------------------
                                                                   8,477,821          8,760,846
     Less current portion of long-term debt                         (314,514)          (283,025)
                                                           -------------------------------------
                                                                $  8,163,307       $  8,477,821
                                                           =====================================

     Short-term borrowings:
          Credit line                                           $    828,823       $          -
                                                           =====================================

     The aggregate maturities of outstanding long-term debt are:

     Year ending December 31:
     1999                                    $     314,514
     2000                                          349,511
     2001                                          388,400
     2002                                          125,396
     2003                                        7,300,000
                                             --------------
                                             $   8,477,821
                                             ==============

     On August 4, 1998, the Company issued Convertible Senior Secured Fixed Rate Notes to an investor group, with proceeds aggregating $7,300,000. Proceeds of the notes were paid by the investor group directly to Pfizer Inc. to retire a $7,300,000 senior secured fixed rate loan note issued to Pfizer in connection with the Company's acquisition of DML in November 1996. Interest on the Convertible Senior Secured Fixed Rate Notes is payable on December 31, 1998 and quarterly in arrears thereafter, at 7.00% per annum. The full principal balance is due August 4, 2003. The notes are secured by the issued and outstanding shares of Diametrics Medical, Ltd., 100% of which are owned by the Company.

     The Convertible Senior Secured Fixed Rate Note agreements contain provisions, which in the event of a change in control of the Company, allow the note holders to require the Company to repurchase all or a portion of the holder's notes at a purchase price of 100% of the principal amount plus accrued and unpaid interest. In addition, the note agreements contain provisions under which the note holders may convert the notes into shares of Common Stock of the Company at a conversion price of $8.40 per share, subject to adjustment for the impact of certain transactions initiated by the Company that result in dilution of the note holders investment in the Company.

     The notes payable balance requires principal and interest payments in monthly installments at varying amounts through September 2002, at annual interest rates ranging from 10.1% to 10.95%. Maturity dates of the notes range from December 1, 2001 to September 25, 2002, and all notes are secured by equipment. See also note 14.

     The Company has a $1,000,000 receivable backed credit line. The loan agreement requires the Company's accounts receivable collections be applied to reduce the loan balance, including advances, interest and fees. All advances under the line of credit bear interest on the unpaid principal amount at a fluctuating rate equal to the Prime Rate plus three percent. Interest is payable monthly in arrears. The loan agreement requires the monthly payment of an annualized unutilized loan fee equal to one half of one percent (.5%) of the difference between the committed available loan amount and the average outstanding loan balance. The unused portion of the line of credit at December 31, 1998 was $171,177. See also note 14.

(8)  LEASES

     The Company is obligated under various capital leases for furniture and equipment that expire at various dates in 1999. The gross amount included in property and equipment and related accumulated amortization relating to capital leases is as follows at December 31:

                                                    1998            1997
                                             -------------------------------
     Manufacturing equipment                 $     144,370      $  1,415,465
     Laboratory fixtures and equipment              40,202           377,019
     Office furniture and equipment                345,090         1,180,893
     Leasehold improvements                              -            16,668
     Tooling                                             -             7,030
                                             -------------------------------
                                                   529,662         2,997,075
     Less accumulated amortization                (524,667)       (2,733,165)
                                             -------------------------------
                                             $       4,995      $    263,910
                                             ===============================

The present value of future minimum capital lease payments is as follows:

Total minimum lease payments year ending
   December 31, 1999                                        $  103,217
Less amount representing interest                               (1,222)
                                                            ----------
   Present value of minimum capital lease payments          $  101,995
                                                            ==========


(9)  STOCK OPTIONS AND WARRANTS

     Under the terms of the 1990 Stock Option Plan, incentive stock options and non-qualified stock options to purchase up to 3,750,000 shares of common stock may be granted to Company employees and consultants.

     Additionally, the 1993 Directors' Stock Option Plan provides grants to non-employee directors of the Company of non-qualified stock options to purchase up to an aggregate of 367,500 shares of common stock.

     Under the plans, the option price is equal to the fair value on the date of grant. Under the 1990 Stock Option Plan, options become exercisable over varying periods and terminate up to ten years from the date of grant.
     Under the 1993 Directors' Stock Option Plan, initial grants of options to new directors become exercisable over a three year period and terminate ten years from the date of grant. Subsequent annual grants to directors vest six months after the date of grant. At December 31, 1998, 632,913 and 166,284 additional shares were available for grant under the 1990 Stock Option Plan and 1993 Directors' Stock Option Plan, respectively.

     The following tables reflect the per share weighted-average fair value of stock options granted during 1998, 1997 and 1996 under each of the plans on the date of grant using the Black Scholes option-pricing model with the following assumptions: annualized volatility of 84.42%, 74.15% and 70.81% for 1998, 1997 and 1996, respectively; risk-free interest rate of 5.0% in 1998, 5.7% in 1997 and 5.5% in 1996; and for each year, an expected life of five and three years for the 1990 Stock Option Plan and 1993 Directors' Stock Option Plan, respectively.

     Summarized below is the status of the Company's stock option plans as of December 31, 1998, 1997 and 1996 and changes during those years:

                                                                  1998                                      1997
                                                   --------------------------------------    --------------------------------------
                                                                          WEIGHTED                                  WEIGHTED
                                                                          AVERAGE                                   AVERAGE
     1990 Stock Option Plan                            SHARES          EXERCISE PRICE           SHARES           EXERCISE PRICE
                                                   --------------   --------------------    --------------    ---------------------

     Outstanding at beginning of year                   2,387,797         $    5.26               2,290,395          $   5.15
     Granted                                              317,140              6.61                 452,415              5.94
     Exercised                                           (236,062)             4.87                (210,621)             4.63
     Expired                                              (63,575)             6.12                (144,392)             6.57
                                                   --------------                            --------------
     Outstanding at end of year                         2,405,300              5.45               2,387,797              5.26
                                                   ==============                            ==============

     Options exercisable at year-end                    1,422,903              5.06               1,258,262              4.85

     Weighted-average fair value of
      options granted during the year              $         4.59                            $         3.84

     1993 DIRECTORS' STOCK OPTION PLAN

     Outstanding at beginning of year                     122,000         $    6.13                 170,000          $   6.16
     Granted                                               53,466              7.82                  40,000              6.00
     Exercised                                             (8,000)             4.63                 (18,500)             4.63
     Expired                                                    -                 -                 (69,500)             6.53
                                                   --------------                            --------------
     Outstanding at end of year                           167,466              6.74                 122,000              6.13
                                                   ==============                            ==============

     Options exercisable at year-end                      138,591              6.83                  76,625              5.81

     Weighted-average fair value of
      options granted during the year              $         4.45                            $         3.13

                                                                1996
                                                ----------------------------------------
                                                                          WEIGHTED
                                                                          AVERAGE
1990 STOCK OPTION PLAN                              SHARES             EXERCISE PRICE
                                                --------------      --------------------
Outstanding at beginning of year                      1,450,188           $   4.66
Granted                                               1,322,400               5.47
Exercised                                              (235,244)              2.83
Expired                                                (246,949)              6.25
                                                 --------------
Outstanding at end of year                            2,290,395               5.15
                                                 ==============

Options exercisable at year-end                       1,172,405               4.70

Weighted-average fair value of
 options granted during the year                  $        3.44

1993 DIRECTORS' STOCK OPTION PLAN

Outstanding at beginning of year                        126,500           $   6.89
Granted                                                  55,500               4.95
Exercised                                                     -                  -
Expired                                                 (12,000)              8.27
                                                 --------------
Outstanding at end of year                              170,000               6.16
                                                 ==============

Options exercisable at year-end                         112,000               6.08

Weighted-average fair value of
 options granted during the year                 $         2.50


     The following table summarizes information concerning stock options outstanding and exercisable options at December 31, 1998 for the above plans:

                             OPTIONS OUTSTANDING                                                       OPTIONS EXERCISABLE
       -----------------------------------------------------------------------------             --------------------------------
                                                   WEIGHTED           WEIGHTED                                        WEIGHTED
                                                    AVERAGE           AVERAGE                                          AVERAGE
           RANGE OF               NUMBER           REMAINING          EXERCISE                      NUMBER            EXERCISE
        EXERCISE PRICES         OUTSTANDING          LIFE              PRICE                      EXERCISABLE           PRICE
       -----------------------------------------------------------------------------             --------------------------------
       $  1.72 -  1.72            160,910              2.0           $  1.72                           160,910        $  1.72
          3.25 -  3.88            161,675              3.2              3.52                           155,675           3.51
          4.13 -  4.88            613,075              7.6              4.63                           338,825           4.65
          5.00 -  5.94            482,200              8.0              5.32                           284,991           5.31
          6.00 -  6.88            726,100              6.7              6.15                           440,375           6.15
          7.00 -  7.95             99,210              8.2              7.30                            70,360           7.32
          8.00 - 12.00            329,596              8.7              8.50                           110,358           9.10
                               ----------          -------           -------                     -------------      ---------
                                2,572,766              7.0              5.53                         1,561,494           5.21
                               ==========                                                        =============

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

                                             1998                  1997               1996
                                           -----------------------------------------------------
     Net loss as reported                  $(17,387,662)       $(21,036,543)       $(23,575,094)
     Net loss pro forma                    $(19,284,933)       $(23,365,049)       $(26,017,576)

     Net loss per share as reported        $      (0.79)       $      (1.13)       $      (1.56)
     Net loss per share pro forma          $      (0.88)       $      (1.25)       $      (1.72)

     Pro forma net loss reflects only options granted in 1998, 1997, 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented, because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

     In connection with certain financing and marketing arrangements, the Company has granted stock purchase warrants for the purchase of 3,044,680 shares of common stock. The stock purchase warrants become exercisable over varying periods and expire up to 10 years from the date of grant. At December 31, 1998, stock purchase warrants representing 1,671,753 shares were exercisable with an additional 33,333 shares becoming exercisable on a monthly basis over 16 months and an additional 8,000 shares becoming exercisable upon achieving certain purchasing levels of the Company's products. Stock warrants outstanding under these arrangements are summarized as follows:

                                                1998                         1997                         1996
                                     ----------------------------   ------------------------   ---------------------------
                                                      EXERCISE                    EXERCISE                     EXERCISE
                                                        PRICE                       PRICE                        PRICE
                                        SHARES        PER SHARE       SHARES      PER SHARE       SHARES       PER SHARE
                                     ------------   ------------    ----------   -----------   ------------  -------------
Outstanding at beginning of year      1,028,160    $ 1.72 - 6.75      786,814   $ 1.72 - 6.13     843,314    $ 1.72 - 6.13

Granted                                 739,286      5.19 - 8.40    1,328,334     4.53 - 6.75      16,000             5.00
Exercised                               (54,360)     5.19 - 6.13     (902,617)    4.77 - 6.75           -                -
Expired                                       -                -     (184,371)    4.77 - 5.06     (72,500)               -

                                     ----------    -------------    ---------   -------------    --------    -------------
Outstanding at end of year            1,713,086      1.72 - 8.40    1,028,160     1.72 - 6.75     786,814      1.72 - 6.13
                                     ==========                     =========                    ========
Warrants exercisable at year-end      1,671,753      1.72 - 8.40      961,827     1.72 - 6.75     706,314      1.72 - 6.13

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

     Participant elections resulted in the issuance of 45,012 shares at an average price per share of $4.67 in 1998, 55,394 shares at an average price per share of $3.72 in 1997 and 74,096 shares at an average price per share of $4.06 in 1996.

(11) EMPLOYEE BENEFIT PLANS

     In the current year, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" which standardizes employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of these plans.

     The Company has a 401(k) savings plan for its U.S. employees. U.S. employees of the Company who meet certain age and service requirements may contribute up to 20 percent of their salaries to the plan on a pre-tax basis. The Company has the discretion to match employee contributions up to 6 percent of compensation. The Company has not made any contributions to the plan.

     As part of its acquisition of DML in November 1996, the Company assumed sponsorship of the subsidiary's contributory defined benefit retirement plan (the "Retirement Plan"), covering the majority of the subsidiary's employees. The Retirement Plan provides benefits based upon final pensionable salary and years of credited service. The Company's funding policy for the Retirement Plan is to contribute into a trust fund at a rate that is intended to remain at a level percentage of total pensionable payroll.

     The assets of the Retirement Plan are held separately from those of the Company and invested in the London and Manchester Secure Growth Fund, Balanced Fund and a small holding in the Performance Fund. A portion of the Retirement Plan assets are also invested in the Scottish Equitable Funds.

     Contributions to the Retirement Plan are charged to expense so as to spread the cost of the pensions over the employees' working lives with the Company. The contributions are determined by a qualified actuary on the basis of a valuation using the "attained age" valuation method.

     The Company's Statement of Operations for the year ended December 31, 1996 includes approximately one month of activity for DML, and pension expense charged to operations during that period was minimal. The following provides a reconciliation of the projected benefit obligation, plan assets and funded status of the Retirement Plan at December 31, along with the components of net periodic pension cost for each year presented:

                                                                                   1998            1997
                                                                               ============================
     CHANGE IN PROJECTED BENEFIT OBLIGATION
          Projected benefit obligation at beginning of year                     $ 3,954,675    $ 2,762,245
          Service cost                                                              344,864        296,062
          Interest cost                                                             268,596        216,988
          Plan participants' contributions                                           95,537         86,327
          Actuarial (gain) loss                                                     363,268        736,104
          Benefits paid                                                            (135,495)      (126,450)
          Foreign currency exchange rate changes                                     33,013        (16,601)
                                                                               ----------------------------
          Projected benefit obligation at end of year                           $ 4,924,458    $ 3,954,675
                                                                               ============================

     CHANGE IN PLAN ASSETS
          Fair value of plan assets at beginning of year                        $ 3,234,425    $ 2,660,923
          Actual return on plan assets                                              465,437        405,314
          Employer contribution                                                     284,145        220,525
          Plan participants' contributions                                           95,537         86,327
          Benefits paid                                                            (135,495)      (126,450)
          Foreign currency exchange rate changes                                     26,148        (12,214)
                                                                               ----------------------------
          Fair value of plan assets at end of year                              $ 3,970,197    $ 3,234,425
                                                                               ============================

          Funded status                                                         $ (954,261)    $  (720,250)
          Unrecognized actuarial loss                                              918,918         658,878
                                                                               ----------------------------
          Net amount recognized                                                 $  (35,343)    $   (61,372)
                                                                               ============================

          Amounts recognized in the balance sheet consist of:
              Accrued benefit liability                                         $ (181,764)    $  (431,145)
              Minimum pension liability                                            146,421         369,773
                                                                            -------------------------------
          Net amount recognized                                                 $  (35,343)    $   (61,372)
                                                                            ===============================

          RATE ASSUMPTIONS:
          Discount rate                                                               6.00%          7.00%
          Rate of salary progression                                                  3.75%          5.00%
          Long-term rate of return on assets                                          7.75%          7.50%

                                                                               Years ended December 31,
     COMPONENTS OF NET PERIODIC BENEFIT COST                                     1998            1997
                                                                            ===============================
          Service cost                                                           $  344,864     $  296,062
          Interest cost                                                             268,596        216,988
          Expected return on plan assets                                           (271,912)      (246,156)
          Recognized net actuarial loss                                              13,264              -
                                                                            -------------------------------
                                                                                 $  354,812     $  266,894
                                                                            ===============================

(12) INCOME TAXES

     The Company has incurred net operating losses since inception. The Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements in accordance with SFAS No. 109.

     As of December 31, 1998 the Company had U.S. tax net operating loss and research and development tax credit carryforwards of approximately $103,800,000 and $939,000, respectively. Use of the Company's net operating loss carryforwards may be limited if a cumulative "change in ownership" of more than 50 percent occurs within a three-year period. In connection with prior sales by the Company of its securities in private and public offerings, the Company has experienced a "change in ownership". As a result, the utilization of the Company's net operating loss and certain credit carryforwards incurred prior to these changes are subject to annual limitations. The Company estimates that the use of the U.S. net operating losses incurred prior to August 4, 1995 are subject to annual limitations of approximately $9.8 million per year. Net operating losses incurred since August 4, 1995 are not currently subject to the "change in ownership" limitations. If not used, these net operating loss carryforwards begin to expire in 2005.

     The Company's foreign subsidiary also has a net operating loss carryforward of approximately $45,700,000 which can be carried forward indefinitely.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at December 31:

                                                             1998                   1997
                                                      ---------------------------------------
     Tax credits                                        $     939,000           $     889,000
     Federal net operating loss carryforward               38,424,000              33,643,000
     Foreign net operating loss carryforward               15,089,000              13,428,000
     Fixed asset depreciation                                 895,000                 910,000
     Amortization of goodwill                                 254,000                 137,000
     Vacation accrual                                         167,000                 125,000
     Inventory reserve                                         17,000                  34,000
     Product upgrade accrual                                   11,000                 153,000
     Other differences                                        141,000                 114,000
     Valuation allowance                                  (55,937,000)            (49,433,000)
                                                      ---------------------------------------

     Net deferred tax asset                             $           -           $           -
                                                      =======================================


     The provision for income taxes differs from the expected tax expense, computed by applying the federal corporate rate of 34% to earnings before income taxes as follows:

                                                        1998                  1997                  1996
                                                ----------------------------------------------------------------
Expected federal benefit                             $   (5,912,000)       $   (7,152,000)        $   (8,016,000)
State tax, net of federal benefit                          (522,000)             (493,000)              (699,000)
Other                                                       (70,000)              (88,000)               (28,000)
Increase in valuation allowance                           6,504,000             7,733,000             20,571,000
Decrease in valuation allowance of
   acquired foreign subsidiary                                    -                     -            (11,828,000)
                                                ----------------------------------------------------------------
                                                     $            -        $            -         $           -
                                                ================================================================

(13) RESTRUCTURING AND OTHER CHARGES

     Throughout 1996 and 1997, the Company made operational changes intended to better align its resources with its evolving strategy, improve its efficiency, and achieve a more competitive cost structure. Restructuring and other charges totaled $463,816 in 1997 and $1,334,661 in 1996. Charges in 1996 consisted of approximately $584,000 for severance costs related to restructuring of the management team in early 1996 and a work force reduction in November, $464,000 for the write-off of purchased in-process research and development created from the DML acquisition, and $287,000 for the write-down of excess and obsolete equipment, resulting from the work force reductions and process changes. Charges in 1997 consisted of severance costs of approximately $319,000 associated with work force reductions, primarily in the Company's U.S. manufacturing, research and development and general and administrative areas, and $145,000 for the write-down of excess and obsolete equipment resulting from the work force reductions and further process changes. These restructuring activities were completed before or shortly after the end of the quarter of the years in which charges were incurred, and the Company does not have any material future cash obligations relative to the described restructuring activities. The impact of work force reductions on future operating results and cash flows is not expected to be material in future periods, as savings achieved in these areas have been and will continue to be reinvested in other areas of the Company, including the Company's international operations.

(14) RELATED PARTY TRANSACTIONS

     In August 1998, the Company completed the sale in a private placement of 2,142,858 shares of Common Stock at a price of $7.00 per share as part of a Common Stock Purchase Agreement, resulting in aggregate proceeds to the Company of $15,000,006. The purchasers also received five-year warrants to purchase 714,286 shares of Common Stock at $8.40 per share. In addition, the Company issued Convertible Senior Secured Fixed Rate Notes, with proceeds aggregating $7,300,000, which were used to retire other debt of the Company. The investor group in both transactions was led by BCC Acquisition II LLC.

     Two of the directors of the Company are affiliated with BCC Acquisition II LLC, and one of these directors participated in the Common Stock Purchase Agreement and the related sale of Convertible Senior Secured Fixed Rate Notes. This director is also a director of DVI, Inc., a health care finance company with which the Company has an outstanding credit line and notes payable as of December 31, 1998. See note 7 for further detail on the credit line, notes payable and Convertible Senior Secured Fixed Rate Notes.

(15) BUSINESS SEGMENT INFORMATION

     In the current year, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for disclosure about operating segments, products, geography and major customers.

     The Company develops, manufactures and markets blood and tissue analysis systems that provide immediate or continuous diagnostic results at the point-of-patient care. The Company's blood and tissue analysis systems consist of two technology platforms. The first platform includes intermittent blood testing products based on electrochemical and optical technology, and the second platform includes continuous monitoring products based on fiberoptic technology. The Company's products are sold primarily to acute care hospitals via direct sales (primarily in the United States, United Kingdom and Germany) or third party distribution channels including corporate partners strategically positioned to access foreign markets. The Company's disposable cartridges and sensors for the intermittent and continuous monitoring technology platforms, respectively, are manufactured at the Company's facilities. Hardware components of both technology platforms are sub-contracted to outside vendors with portions of the hardware assembly performed internally at the Company's facilities. Both technology platforms are subject to similar regulatory monitoring by the United States Food and Drug Administration and comparable agencies in other countries. The Company's long term outlook for the two technology platforms is that with increased sales volumes, they will exhibit similar financial performance in terms of sales trends and gross margins. Based upon the above, the Company has identified one reportable operating segment consisting of medical diagnostic products which provide blood and tissue analysis at the point-of-patient care.

     Information regarding the Company's operations in different geographies for the years ended December 31 is as follows:

                                                    1998                  1997                 1996
                                             --------------------------------------------------------
     Sales to unaffiliated customers
         United States                         $   4,879,367         $   3,947,287       $  2,318,038
         Japan                                     1,215,037             2,222,610            465,770
         All other foreign countries               6,061,122             4,264,469          1,013,008
                                             --------------------------------------------------------
                                               $  12,155,526         $  10,434,366       $  3,796,816
                                             ========================================================

     Long-lived assets
         United States                         $   3,682,879         $   4,053,383       $  4,908,408
         United Kingdom                            3,239,914             3,332,589          3,379,344
                                             --------------------------------------------------------
                                               $   6,922,793         $   7,385,972       $  8,287,752
                                             ========================================================

     Sales attributed to geographic areas are based upon customer location. Long-lived assets consist of property and equipment located at the Company's facilities in the United States and the United Kingdom.

     Sales to one major customer exceeded 10% of total net sales for the years ended December 31, 1998 and 1997 and resulted in sales of approximately $1,675,000 and $2,284,000, respectively. The customer for which the sales were generated is a distributor of the Company operating in the medical diagnostic device industry. No single customer comprised 10% of total net sales in 1996.

(16) COMMITMENTS

     The Company leases its facilities and some of its equipment under non-cancelable operating lease arrangements. The rental payments under these leases are charged to expense as incurred. Rent expense included in the accompanying consolidated statements of operations was $940,027, $829,106 and $412,295 for the years ended December 31, 1998, 1997 and 1996, respectively.

     The following is a schedule of future minimum rental payments, excluding property taxes and other operating expenses, required under all non-cancelable operating leases:

     Year ending December 31:
        1999                                                 $    848,542
        2000                                                      613,162
        2001                                                      458,348
        2002                                                      199,757
        2003                                                      173,250
        Thereafter                                                476,438
                                                            -------------

        Total minimum lease payments                         $  2,769,497
                                                            =============

(17) LEGAL PROCEEDINGS

     There are no legal proceedings pending, threatened against or involving the Company, which, in the opinion of management, will have a material adverse effect upon consolidated results of operations or financial condition.

(18) ACQUISITIONS

     On November 6, 1996, the Company acquired all the outstanding capital stock of Biomedical Sensors, Ltd. ("BSL"), an operating unit of Pfizer Inc. and certain assets from Howmedica, Inc. (a wholly-owned subsidiary of Pfizer Inc.), for $1,500,000 in cash and a $7,300,000 senior secured fixed rate loan note, due November 4, 2002 (see note 7). In the purchase of BSL (now known as Diametrics Medical, Ltd.), the Company acquired fiberoptic and electrochemical technology for monitoring blood gases on a continual basis via sensors that dwell inside arterial lines. Core technology was also purchased for future product derivatives under development.

     The Company accounted for the acquisition using the purchase method. As such, the excess of the purchase price over the fair value of the identifiable tangible assets acquired was allocated to purchased completed technology (70%), purchased in-process technology (16%), and the value of the acquired customer base and other unidentifiable intangible assets or goodwill (14%), totaling $2,770,359. The in-process technology ($464,460) was written off to operating expenses, leaving $2,305,899 of intangible assets and goodwill on the balance sheet at the acquisition date. Due to the rapid pace of technological change in the medical device industry, the completed technology has an estimated useful life of five years. The customer base has an estimated useful life of three years and other unidentifiable assets, seven years. This results in a weighted average amortization period of five years for the intangible assets not immediately written off.

     The unaudited pro forma consolidated condensed results of operations for the Company for fiscal year 1996, had the acquisition occurred at the beginning of that year, are as follows:

                                               1996
                                            -----------
     Net sales                              $  7,021,000
     Net loss                                (33,586,000)
     Net loss per common share                     (2.23)

     Included in total revenue and net loss for 1996 are revenues and net loss from DML's operations of $326,000 and $(421,000), respectively.

(19) CHANGE IN YEAR-END OF SUBSIDIARY

     Effective January 1, 1998, the Company changed the year-end of its wholly-owned subsidiary, DML, to December 31 from November 30 to produce a consistent reporting period for the consolidated entity. As a result of this change in year-end, DML's net results of operations for the month of December 1997 were closed to beginning accumulated deficit on the balance sheet as of January 1, 1998. The impact of this change was an increase in the beginning accumulated deficit of approximately $677,000.

(20) SUBSEQUENT EVENT (UNAUDITED)

     As part of an exclusive Distribution Agreement initiated on October 1, 1998, the Company entered into a $5,000,000 Put Option and Stock Purchase Agreement with Johnson & Johnson Development Corporation (JJDC) who committed to purchase up to $5,000,000 of the Company's Common Stock at the Company's option over the twelve month period ending September 30, 1999. Effective March 26, 1999, the Company exercised approximately $4 million of the available Put Option, resulting in the issuance of 773,184 shares of the Company's Common Stock to JJDC at a per share price of $5.1734. Proceeds to the Company of approximately $4 million will be used for product development, sales and marketing and other general corporate purposes. The Company may exercise the remaining available $1,000,000 balance of the Put Option through September 30, 1999.

(21) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                          FIRST           SECOND          THIRD           FOURTH
                                         QUARTER         QUARTER         QUARTER         QUARTER
                                   ----------------------------------------------------------------
     1998
        Net sales                    $ 2,416,703     $ 3,052,048     $ 3,102,430     $ 3,584,345
        Gross profit                      14,013         241,980         155,952         408,860
        Operating loss                (4,121,949)     (4,089,871)     (4,705,886)     (3,998,059)
        Net loss                      (4,303,193)     (4,326,440)     (4,792,354)     (3,965,675)
        Net loss per common share          (0.21)          (0.20)          (0.21)          (0.17)


     1997
        Net sales                    $ 1,954,966     $ 2,607,679     $ 2,829,279     $ 3,042,442
        Gross profit (loss)             (872,980)       (213,895)       (189,668)         44,767
        Operating loss                (5,602,223)     (5,090,759)     (4,960,888)     (4,855,711)
        Net loss                      (5,772,013)     (5,254,034)     (5,153,267)     (4,857,229)
        Net loss per common share          (0.38)          (0.29)          (0.25)          (0.23)

REPORT  OF INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND SHAREHOLDERS
DIAMETRICS MEDICAL, INC.:


We have audited the accompanying consolidated balance sheets of Diametrics Medical, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diametrics Medical, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                    /s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
February 8, 1999

CORPORATE AND SHAREHOLDER INFORMATION


     EXECUTIVE OFFICERS

     David T. Giddings
     President, Chief Executive Officer and
     Chairman of the Board

     Roy S. Johnson
     Executive Vice President
     President and Managing Director of
     Diametrics Medical, Ltd.

     Laurence L. Betterley
     Senior Vice President and Chief Financial
     Officer

     James R. Miller
     Senior Vice President
     Sales and Marketing and Commercial
     Development


     DIRECTORS

     Andre de Bruin (2)
     President and Chief Executive Officer
     QUIDEL Corporation


     Gerald L. Cohn (1)(2)
     Consultant and Private Investor

     David T. Giddings

     Roy S. Johnson

     Mark B. Knudson, Ph.D. (1)
     Chairman and Founder
     HeartStent

     David V. Milligan, Ph.D.
     Vice President
     Bay City Capital

     Richard A. Norling (1) (2)
     Chief Executive Officer
     Premier, Inc.


     (1)  Member of the Compensation Committee of the Board of Directors

     (2)  Member of the Audit Committee of the Board of Directors


SHAREHOLDER INFORMATION

     STOCK LISTING

     The Company's common stock is traded on The Nasdaq National Market under the symbol DMED.

     STOCK TRANSFER AGENT

     American Stock Transfer & Trust Company
     40 Wall Street
     New York, NY 10005
     Phone: (800) 937-5449

     FORM 10-K

     A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission is available to stockholders free of charge by writing to Diametrics Medical, Inc.

     ANNUAL MEETING

     The annual meeting of Diametrics Medical, Inc. shareholders will be held May 12, 1999, at 3:30 p.m. at the Minneapolis Marriott City Center, 30 South Seventh Street, Minneapolis, Minnesota. All shareholders and other interested parties are invited to attend.

     INVESTOR INQUIRIES

     Please direct all inquiries to Laurence L. Betterley, Senior Vice President and Chief Financial Officer, at the Company's corporate offices.

     STOCK INFORMATION

     High and low quarterly closing prices for Diametrics Medical, Inc., common stock as quoted on The Nasdaq National Market were:

                                                                         1998
                                                              High                  Low
     ----------------------------------------------------------------------------------------
     First Quarter                                         $  8 1/4              $ 5 1/4
     Second Quarter                                           8 7/8                6 5/8
     Third Quarter                                          7 15/16                3 5/8
     Fourth Quarter                                           5 1/2                2 3/4

                                                                         1997
                                                              High                  Low
     ----------------------------------------------------------------------------------------
     First Quarter                                         $  5 3/4              $3  1/2
     Second Quarter                                           9 1/4               3
     Third Quarter                                          9 15/16               6 9/16
     Fourth Quarter                                          10 1/8               4  5/8

     There were 521 common shareholders of record and the Company estimates approximately 5,800 shareholders holding stock in "street name" accounts as of December 31, 1998. The Company has not paid any stock dividends on its common stock since its inception, and management does not anticipate paying cash dividends in the foreseeable future.

     CORPORATE ADDRESS                  INTERNATIONAL SUBSIDIARY

     Diametrics Medical, Inc.           Diametrics Medical, Ltd.
     2658 Patton Road                   5 Manor Court Yard, Hughenden Ave.
     St. Paul, Minnesota 55113          High Wycombe, Bucks. HP13 5RE
     Phone: (651) 639-8035              England
     Website:  www.diametrics.com       Phone: +44(0)1494 446651