Form 10-K, Exhibit 13
period 1999-12-31
DIAMETRICS MEDICAL INC
filed 2000-03-30
CIK 895380

SELECTED FIVE-YEAR FINANCIAL DATA

(in thousands, except share and per share amounts)                             Years ended December 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                                 1999             1998          1997          1996         1995
Statement of Operations Data:(3)
Net sales                                                       $    18,687   $    12,156   $    10,434   $     3,797  $     1,607
Operating loss                                                      (10,044)      (17,175)      (20,737)      (23,831)     (23,469)
Net loss                                                            (10,244)      (17,388)      (21,037)      (23,575)     (23,046)
Net loss per share (1), (2)                                           (0.41)        (0.79)        (1.13)        (1.56)       (1.82)
Weighted average shares outstanding                              24,719,038    21,996,382    18,665,837    15,088,493   12,640,212

Balance Sheet Data:
Working capital                                                 $    15,009   $    11,415   $    12,509   $     6,649  $    27,123
Total assets (3)                                                     31,972        25,346        28,662        24,059       36,620
Long-term liabilities                                                 7,823         8,345         8,969         8,582        1,851
Shareholders' equity                                                 13,841        11,366        12,773         8,674       31,194

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

     SUMMARY

     Diametrics Medical, Inc., which began operations in 1990, is engaged in the development, manufacturing and commercialization of critical care blood and tissue analysis systems which provide immediate or continuous diagnostic results at the point-of-patient care.

     Since its commencement of operations in 1990, the Company has transitioned from a development stage company to a full-scale development, manufacturing and sales organization. As of December 31, 1999, the primary funding for the operations of the Company has been approximately $144 million raised through public and private sales of its equity securities and issuance of convertible promissory notes.

     The Company's trend of achieving successive improvements in annual operating results continued in 1999, with annual sales growth of 54%; continued growth in gross profit, increasing 254% over 1998; and further reductions in operating expenses, declining 28% from 1998; all resulting in a 41% improvement in annual operating loss. The implementation of two key distribution partnerships in late 1998 and mid 1999 contributed significantly to the favorable financial trend in 1999, with further improvements expected in 2000 and future years.

     The Company's partnering strategy for distribution and commercialization of its products includes Agilent Technologies, Inc. (Agilent), the exclusive global distributor of the Company's leading critical care blood monitoring products, the IRMA(R)SL blood analysis system and the Trendcare(R) continuous blood gas monitoring systems, including Paratrend(R) and Neotrend(TM); and CODMAN, a Johnson & Johnson company, who is the exclusive worldwide distributor of the Neurotrend(TM) Cerebral Tissue Monitoring System. Neurotrend, which was cleared for marketing by the U.S. Food and Drug Administration in November 1999, is a multiparameter fiber optic system which continuously monitors oxygen, carbon dioxide, acidity and temperature in the brain, providing critical information to guide clinicians and surgeons in treating patients with severe head trauma or those requiring surgical intervention in the brain.

     The CODMAN distribution agreement was initiated in October 1998, has a term of six years and is renewable for two years. If minimum sales levels and marketing expenditure levels are not achieved by CODMAN, certain payments will be due to the Company. Also, CODMAN has the right of first refusal to market new continuous monitoring products developed for the neuro market. In addition, Johnson & Johnson Development Corporation (JJDC) committed to purchase up to $5 million of the Company's Common Stock at the Company's option over the twelve-month period ended September 30, 1999 at the then current market value. The Company exercised approximately $4 million of the available Put Option during 1999.

     The Agilent distribution agreement was completed in June 1999, initially as an agreement between the Company and Hewlett Packard Company (HP). Under the terms of the distribution agreement, the Company transferred full responsibility for marketing, sales and distribution of the blood monitoring products described above to HP. The initial term of the agreement is three and a half years, with the option for extensions. Concurrently with the execution of the agreement, HP made a $9.5 million equity investment in the Company. In addition to HP's equity investment, the agreement also provides for minimum purchase commitments, market development commitments, research and development funding and royalty payments over the initial term of the agreement, as well as funding of sales and marketing costs during the sales transition period in 1999. In late 1999, HP assigned the distribution agreement and its equity investment with the Company to Agilent, a leading provider of test and measurement solutions and communications components, which was formed as a new company and subsidiary of HP, expected to be spun-off as an independent company in 2000.

     The Company's partnerships with these market leaders were instrumental in driving the significant sales growth and operating expense reductions achieved in 1999. Also contributing to improved financial performance was a significant improvement in IRMA cartridge yields, resulting in lower unit manufacturing costs and improved margins. In mid 1999, the Company implemented a fully automated manufacturing line for assembly of its new snap-fit cartridge format, which helped facilitate the improvement in cartridge yields, while increasing plant capacity. Further automation of the Company's manufacturing processes is planned for 2000, with expected continued improvements in production yields and unit manufacturing costs.

     RESULTS OF OPERATIONS

     Sales Sales of the Company's products were $18,687,184 for 1999, compared to $12,155,526 for 1998 and $10,434,366 for 1997. The 16% increase in sales from 1997 to 1998 reflects a 15% growth in sales of instruments and a 19% increase in disposable cartridge and sensor sales. Sales grew 54% in 1999 from 1998, reflecting a 99% increase in sales of instruments and a slight increase in disposable cartridge and sensor sales. The significant increase in instrument sales between 1998 and 1999 was impacted primarily by sales to the Company's new distribution partners, Agilent and CODMAN, partially offset by the impact of sales returns from distributors that were displaced as a result of the new exclusive distribution agreements. While unit sales of disposable cartridges and sensors grew 25% between 1998 and 1999, related revenues were relatively flat due to the impact of lower average sales prices under the Agilent and CODMAN distribution agreements. The Company's direct sales to Agilent and CODMAN comprised approximately 3% and 69% of total sales in 1998 and 1999, respectively, and are expected to increase as a percentage of total sales in 2000. Intermittent testing products represented 39%, 63% and 59% of sales in 1999, 1998 and 1997, respectively, with continuous monitoring products comprising the remaining sales in each year.

     For the year ended December 31, 1999, intermittent blood testing products revenue was comprised of 56% instrument related revenue and 44% disposable cartridge related revenue. Continuous monitoring products revenue was comprised of 77% instrument related revenue and 23% disposable sensor revenue. The high concentration of instrument related revenue in 1999 was largely impacted by sales to CODMAN and Agilent.

     The Company's revenues are affected principally by the number of instruments, both monitors and IRMA analyzers, placed with customers and the rate at which disposable sensors and cartridges are used in connection with these products. As of December 31, 1999, the Company has sold approximately 5,000 instruments. Unit sales of instruments in 1999 increased approximately 105% from 1998, while disposable sensor and cartridge unit sales increased approximately 25%. As the Company grows, it is expected that the growing end-user customer base will increase the rate of usage of disposable products, with the result that overall disposable product sales will exceed that of instrument sales.

     The Company has targeted continued revenue growth in 2000, as a result of further planned expansion of its blood and tissue analysis product lines and continued commercialization of these products by market leading distribution partners.

     Cost of Sales Cost of sales totaled $15,779,694 for 1999, compared to $11,334,721 for 1998 and $11,666,142 for 1997. Cost of sales as a percentage of revenue was 84% in 1999, 93% in 1998 and 112% in 1997. The year-to-year improvement in the Company's cost of sales as a percentage of revenue reflects increased sales volumes, improved cartridge yields, and the impact of cost controls and manufacturing process changes. Also favorably affecting gross profit in 1999 was a higher mix of instrument sales, including the sale to Agilent of a pool of used or refurbished instruments. This pool carried a lower cost value than new instrument inventory due to the impact of depreciation being recorded since initially being placed into service. These improvements were partially offset by the impact of lower average sales prices under the Agilent distribution agreement and the impact of sales returns from distributors that were displaced as a result of the Company's new exclusive distribution agreements. The Company is targeting continued improvements in gross profit during 2000 as a result of expected continued improvements in manufacturing yields and higher unit volumes.

     Operating Expenses Total operating expenses decreased by $5 million or 28% from 1998 to 1999, following a decrease of $1.5 million or 8% from 1997 to 1998. On a pre-restructure charge basis, 1998 operating expenses decreased $1 million or 5% relative to 1997, primarily the result of work force reductions in 1997, which reduced average headcount between years by 13% in the Company's U.S. operations. The significant decline in operating expenses from 1998 to 1999 is primarily the result of research and development funding received from Agilent as part of the distribution agreement and the transfer of the Company's sales and marketing functions to Agilent.

     Research and development expenses totaled $4,847,463 in 1999, compared to $6,466,154 in 1998 and $7,231,669 in 1997. The 11% reduction in expenses between 1997 and 1998 is primarily the result of work force reductions during 1997, with average headcount declining 16% between years. The 25% decline in expenses from 1998 to 1999 is primarily due to the recognition in 1999 of research and development funding received from Agilent as part of the distribution agreement. The Company is targeting 2000 expenses at levels comparable to 1999, due to the impact of the expected recognition in 2000 of a full year of research and development funding, offset by additional investments to support new research and development projects.

     Sales and marketing expenses totaled $4,352,859 in 1999, compared to $8,268,824 in 1998 and $8,120,529 in 1997. The 2% increase in expenses from 1997 to 1998 is primarily impacted by higher commissions on increased direct sales and increased sales support costs for placement of the Company's products with new customers. The 47% reduction in expenses from 1998 to 1999 is primarily due to the recognition in 1999 of sales and marketing funding received from Agilent to cover costs during a sales transition period. Further contributing to the decline was a reduction in marketing activities in anticipation of the transition of significant portions of the Company's sales and marketing functions to Agilent. This transition was completed in late 1999, and as a result, sales and marketing expenses in 2000 are expected to decrease significantly from 1999.

     General and administrative expenses totaled $3,750,967 in 1999, compared to $3,261,098 in 1998 and $3,689,036 in 1997. The 12% decline in expenses from
     1997 to 1998 is primarily the result of work force reductions during 1997. The 15% increase in expenses from 1998 to 1999 is primarily due to additional costs incurred in completing the Agilent transaction and increased compensation costs due to improved performance against Company objectives.

     Restructuring and other charges totaled $463,816 in 1997, and no charges were recorded in 1998 and 1999. Charges in 1997 consisted of severance costs of approximately $319,000 associated with work force reductions, primarily in the Company's U.S. manufacturing, research and development and general and administrative areas, and $145,000 for the write-down of excess and obsolete equipment resulting from the work force reductions and process changes.

     Other Income (Expense) Net other expense in 1999 was $199,748, compared to $212,391 in 1998 and $299,717 in 1997. The Company realized interest income of $528,787 in 1999, compared to $422,441 in 1998 and $658,625 in
     1997. The year-to-year fluctuations reflect the impact of the timing of the Company's financing activities between 1996 and 1999 on average cash and investment balances during each year.

     Interest expense totaled $630,459 in 1999, compared to $807,411 in 1998 and $1,017,657 in 1997. The year-to-year decline in expense primarily reflects lower average debt balances each successive year and a reduction in the amount of higher interest bearing capital lease debt relative to total debt outstanding.

     Net Loss Net loss for the year ended December 31, 1999 was $10,243,547, compared to $17,387,662 in 1998 and $21,036,543 in 1997. The year-to-year improvement in net loss reflects revenue growth; improved margins, influenced by higher unit volumes, changes in product mix and improved manufacturing yields; and reduced operating expenses due primarily to research and development funding received from Agilent and the transfer of the Company's sales and marketing functions to Agilent, partially offset by costs incurred to complete the Agilent transaction. The Company is targeting continued significant improvement in net loss in 2000 relative to 1999.

     LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1999, the Company had working capital of approximately $15 million, an increase of $3.6 million from the working capital of $11.4 million reported at December 31, 1998. The net increase primarily reflects the impact of the amount and timing of proceeds from private equity placements in 1998 and 1999, and an improvement in net cash used in operating activities for the year ended December 31, 1999. Through December 31, 1999, the Company raised approximately $144 million through the public and private sales of its equity securities and the issuance of convertible promissory notes.

     Net cash used in operating activities totaled $3 million for the year ended December 31, 1999, compared to $18.8 million and $16.6 million for the same periods in 1998 and 1997, respectively. This was the result of net losses of $10.2 million, $17.4 million and $21 million for these same periods in 1999, 1998 and 1997, respectively, adjusted by changes in key operating assets and liabilities, primarily accounts receivable, inventories, accounts payable, accrued expenses and deferred credits and revenue.

     As discussed in note 19 of Notes to Consolidated Financial Statements, effective January 1, 1998, the Company changed the year-end of its wholly-owned subsidiary, Diametrics Medical, Ltd. (DML), to December 31 from November 30 to produce a consistent reporting period for the consolidated entity. As a result of this change in year-end, DML's net results of operations for the month of December 1997 were closed to beginning accumulated deficit as of January 1, 1998. Additionally, the changes in DML's operating assets and liabilities during the month of December 1997 are included in the Consolidated Statement of Cash Flows for the year ended December 31, 1998. The discussion below of changes in accounts receivable, inventories, accounts payable and accrued expenses includes the impact of the DML year-end change on these balances.

     Net accounts receivable increased $1.4 million for the year ended December 31, 1999, compared to $1.7 million in 1998 and $1.2 million in 1997. The increases are primarily due to increased sales in each year. The reduced growth in accounts receivable in 1999 relative to 1998 on a significantly larger increase in sales between years is primarily due to an improvement in days sales outstanding and the timing of sales.

     Inventories decreased $651,000 for the year ended December 31, 1999, after an increase of $1.3 million in 1998 and a decrease of $876,000 in 1997.
     The decrease in 1999 primarily reflects a decrease in finished goods inventory due to significant sales to the Company's distributors, partially offset by an increase in raw material inventory to meet anticipated production requirements in the first quarter 2000. The overall net decline in 1999 inventory levels is also impacted by an improvement in inventory turnover during the year, stemming from improved inventory management. The increase in 1998 was due to increased inventory levels needed to begin internal assembly of the Company's IRMA SL analyzers and to meet an expected increase in demand.

     Accounts payable and accrued expenses increased $405,000 for the year ended December 31, 1999, after a decrease of $1.5 million in 1998 and an increase of $418,000 in 1997. The increase in 1999 is primarily due to increased accruals for costs to complete committed product upgrades, and employee bonuses. The decrease in 1998 was affected primarily by a reduction in accrued interest payable, due to the timing of interest payments, and reductions in product upgrade accruals as upgrades were completed from a prior upgrade program, combined with timing of payments to vendors and employees. The increase in 1997 was primarily the result of the timing of vendor payments.

     Deferred credits and revenue increased $5.1 million during 1999, representing the remaining balance of prepaid funding of $9.5 million received from Agilent under the distribution agreement. The prepayment provided partial funding of current and future research and development expenses, sales and marketing costs during a sales transition period, and royalty payments.

     Net cash used in investing activities totaled $9.1 million for the year ended December 31, 1999, following net cash provided by investing activities of $3.2 million in 1998 and a net use of cash in 1997 of $7.8 million. These year-to-year changes were primarily affected by the amounts and timing of private equity placements, which affected the amount of cash available for the purchase of marketable securities. Purchases of property and equipment also affected net cash provided by or used in investing activities, and totaled $1.7 million for the year ended December 31, 1999, $2.3 million in 1998 and $3 million in 1997. Capital additions in each year consisted primarily of investments in development and production equipment and instruments for internal use in research and development and sales. In 2000, the Company expects total capital expenditures and new lease commitments to approximate $3 million for the year, primarily reflecting investments to support new product development and production.

     Net cash provided by financing activities totaled $11.8 million for the year ended December 31, 1999, compared to $16.4 million in 1998 and $25.3 million in 1997. The year-to-year changes were due primarily to the amounts and timing of private equity placements in each of these years.

     In late 1996 and throughout 1997, the Company entered into long-term debt obligations of approximately $8.9 million. The original debt consisted of a $7.3 million senior secured fixed rate loan note issued to Pfizer Inc. in connection with the Company's acquisition of DML and approximately $1.6 million in notes payable for equipment financing. Proceeds from the issuance in August 1998 of $7.3 million of Convertible Senior Secured Fixed Rate Notes, issued in conjunction with a private equity placement, were simultaneously used to retire the $7.3 million Pfizer note. The Company's long-term debt obligations require principal and interest repayments of approximately $900,000 in each of years 2000 and 2001, $600,000 in 2002 and $7.6 million in 2003.

     Effective March 31, 1998, the Company secured a $1 million receivable backed line of credit. The loan agreement requires the Company's accounts receivable collections be applied to reduce the loan balance, including advances, interest and fees. At December 31, 1999, no advances were outstanding under the line of credit.

     At December 31, 1999, the Company had U.S. net operating loss and research and development tax credit carryforwards for income tax purposes of approximately $112.8 million and $1.2 million, respectively. Pursuant to the Tax Reform Act of 1986, use of a portion of the Company's net operating loss carryforwards are limited due to a "change in ownership." (See note 13 of Notes to Consolidated Financial Statements for further discussion).

     As part of an exclusive distribution agreement initiated on October 1, 1998, the Company entered into a $5 million Put

     Option and Stock Purchase Agreement with JJDC who committed to purchase up to $5 million of the Company's Common Stock at the Company's option over the twelve month period ended September 30, 1999. Effective March 26, 1999, the Company exercised approximately $4 million of the available Put Option resulting in the issuance of 773,184 shares of the Company's Common Stock to JJDC at a per share price of $5.17. As part of an exclusive Distribution Agreement and Common Stock Purchase Agreement with HP completed in June 1999, the Company issued 1,357,143 shares of Common Stock to HP at a price of $7.00 per share, for aggregate proceeds of $9.5 million. HP also received a warrant to purchase 452,381 shares of Common Stock at $8.40 per share, providing additional funding potential of $3.8 million. In addition, HP agreed to minimum purchase commitments, market development commitments, research and development funding and royalty payments over the initial term of the agreement. In late 1999, HP assigned the distribution agreement and its equity investment with the Company to Agilent, which was formed as a new company and subsidiary of HP. The Company believes proceeds from the funding agreements with Agilent, currently available funds and cash generated from projected revenues, supplemented by proceeds from employee stock plans, warrant exercises and asset based credit will meet the Company's working capital needs. If the amount or timing of funding from these sources or cash requirements vary materially from those currently planned, the Company could require additional capital. The Company's long-term capital requirements will depend upon numerous factors, including the rate of market acceptance of the Company's products and the level of resources devoted to expanding the Company's business, manufacturing capabilities and research and development activities. While there can be no assurance that adequate funds will be available when needed or on acceptable terms, management believes that the Company will be able to raise adequate funding if needed.



     YEAR 2000 COMPLIANCE

     During 1999, the Company completed the process of assessing and preparing for the Year 2000 date change. This process involved the review and remediation, where applicable, of date recognition issues in its products; its internal financial, manufacturing and other process control systems; and its interface with major customers and suppliers.

     As a result of its efforts in addressing Year 2000 concerns, the Company to date has not experienced any significant difficulties attributed to Year 2000 issues, nor has it received notice from its customers of any material incidents or difficulties related to its products or services as a result of the Year 2000 event. The incremental costs required to address the Company's Year 2000 compliance approximated $150,000, including the cost of software and hardware upgrades. The majority of this cost was incurred in 1999.

     MARKET RISK

     The Company's primary market risk exposure is foreign exchange rate fluctuations of the British pound sterling to the U.S. dollar as the financial position and operating results of the Company's U.K. subsidiary, DML, are translated into U.S. dollars for consolidation. The Company's exposure to foreign exchange rate fluctuations also arises from transferring funds to its U.K. subsidiary in British pounds sterling. Effective November 1, 1999, most of the Company's sales are made to distributors and denominated in U.S. dollars, thereby significantly mitigating the risk of exchange rate fluctuations on trade receivables. November 1, 1999 marked the completion of a sales transition period with Agilent, the Company's exclusive global distributor of the IRMA SL blood analysis system and the Trendcare continuous blood monitoring products, which followed the completion of a distribution agreement in the fourth quarter 1998 with CODMAN, who is the exclusive global distributor of Neurotrend, a continuous cerebral tissue monitoring product.

     The effect of foreign exchange rate fluctuations on the Company's financial results for the years ended December 31, 1999, 1998 and 1997 was not material. The Company does not currently use derivative financial instruments to hedge against exchange rate risk. Because foreign exchange exposure to these rate fluctuations increases as intercompany balances grow, the Company will continue to evaluate the need to initiate hedging programs to mitigate the impact on intercompany balances of changes in the exchange rate of the British pound sterling to the U.S. dollar.

     The Company's exposure to interest rate risk is limited to short-term borrowings under its $1 million receivable backed credit line. Any advances under the line of credit bear interest on the unpaid principal amount at a fluctuating rate tied to the Prime Rate. The Company does not
     use derivative financial instruments to manage interest rate risk.    As
     borrowings at any one time are limited to $1 million and are generally repaid within a few months, the Company's exposure is not believed to be material. All other existing debt agreements of the Company bear interest at fixed rates, and are therefore not subject to exposure from fluctuating interest rates.

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

     As noted under "Market Risk", the Company sells and distributes most of its products globally through distributors, with sales denominated in U.S. dollars. The Company's subsidiary, DML, conducts its operations from the U.K. The U.K. is one of the four countries of the EU that did not adopt the euro as its legal currency effective January 1, 1999; however, the U.K. may convert to the euro at a later date. The conversion to the euro by the participating countries of the EU is not expected to result in large-scale changes to the denominations or pricing of the Company's sales contracts.

     The Company has assessed the potential impact of the euro conversion on business processes, information technology systems and fixed assets in its U.K. operations, and has made required changes in tandem with required Year 2000 related upgrades.

     While the Company will continue to evaluate the impact of the euro conversion over time, based upon currently available information, management does not believe that the conversion to the euro currency will have a material impact on the Company's financial condition or overall trends in results of operations.

     NEW ACCOUNTING PRONOUNCEMENTS

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," (as amended by SFAS No. 137 with respect to the effective date) will be effective for the Company in January 2001. SFAS No. 133 requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value on a mark-to-market basis. This applies whether the derivatives are stand-alone instruments, such as forward currency exchange contracts and interest rate swaps or collars, or embedded derivatives, such as call options contained in convertible debt investments. Along with the derivatives, the underlying hedged items are also to be marked-to-market on an ongoing basis. These market value adjustments are to be included either in net earnings or loss in the statement of operations or in other comprehensive income (and accumulated in stockholders' equity), depending on the nature of the transaction. The Company is currently evaluating SFAS No. 133, but does not expect that it will have a material effect on its financial statements.

     In December 1999, the SEC staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 will be effective for the Company in the first quarter of 2000. The Company believes that its revenue recognition policies are in compliance with SAB 101, and does not expect it to have a material impact on its financial condition or results of operations.

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

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                          Years ended December 31,
                                                                      -------------------------------------------------------------
DIAMETRICS MEDICAL, INC. AND SUBSIDIARY                                     1999                    1998                    1997
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $ 18,687,184            $ 12,155,526     $ 10,434,366
Cost of sales                                                                15,779,694              11,334,721       11,666,142
                                                                      -------------------------------------------------------------

      Gross profit (loss)                                                     2,907,490                 820,805       (1,231,776)

Operating expenses:
   Research and development                                                   4,847,463               6,466,154        7,231,669
   Sales and marketing                                                        4,352,859               8,268,824        8,120,529
   General and administrative                                                 3,750,967               3,261,098        3,689,036
   Restructuring and other charges                                                    -                       -          463,816
                                                                   -------------------------------------------------------------

                                                                             12,951,289              17,996,076       19,505,050
                                                                   -------------------------------------------------------------

      Operating loss                                                        (10,043,799)            (17,175,271)     (20,736,826)

Interest income                                                                 528,787                 422,441          658,625
Interest expense                                                               (630,459)               (807,411)      (1,017,657)
Other income (expense), net                                                     (98,076)                172,579           59,315
                                                                   --------------------------------------------------------------

      Net loss                                                             $(10,243,547)           $(17,387,662)    $(21,036,543)
                                                                   ==============================================================

Basic and diluted net loss per common share                                $      (0.41)           $      (0.79)    $      (1.13)
                                                                   ==============================================================

Weighted average common shares outstanding                                   24,719,038              21,996,382       18,665,837
                                                                   ==============================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

                                                                                         December 31,
                                                                             ---------------------------------
Diametrics Medical, Inc. and Subsidiary                                             1999              1998
--------------------------------------------------------------------------------------------------------------
Assets

Current assets:
   Cash and cash equivalents                                                    $ 2,786,162       $ 3,432,614
   Marketable securities                                                         11,339,009         2,976,443
   Accounts receivable, net of allowance for doubtful accounts of
       $200,000 in 1999 and $280,000 in 1998                                      6,790,673         5,420,092
   Inventories                                                                    4,116,348         4,767,537
   Prepaid expenses and other current assets                                        285,336           454,291
                                                                             ---------------------------------
     Total current assets                                                        25,317,528        17,050,977
                                                                             ---------------------------------

Property and equipment, net                                                       5,774,497         6,922,793

Other assets, net                                                                   880,171         1,372,544
                                                                             ---------------------------------

                                                                                $31,972,196       $25,346,314
                                                                             ---------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable                                                             $ 2,438,550       $ 2,535,343
   Accrued expenses                                                               2,414,785         1,855,004
   Deferred credits and revenue                                                   5,105,214                 -
   Short-term borrowings                                                                  -           828,823
   Current portion of long-term liabilities                                         349,511           416,509
                                                                             ---------------------------------
     Total current liabilities                                                   10,308,060         5,635,679
                                                                             ---------------------------------

Long-term liabilities:
   Long-term liabilities, excluding current portion                               7,813,796         8,163,307
   Other liabilities                                                                  9,684           181,764
                                                                             ---------------------------------
     Total liabilities                                                           18,131,540        13,980,750
                                                                             ---------------------------------

Shareholders' equity:
    Preferred stock, $.01 par value: 5,000,000 shares
     authorized, none issued                                                              -                 -
   Common stock, $.01 par value: 35,000,000 shares authorized, 25,778,499 and 23,391,597 shares issued and outstanding at December 31, 1999
     and 1998, respectively                                                         257,785           233,916
   Additional paid-in capital                                                   143,463,332       130,477,220
   Accumulated other comprehensive loss                                            (516,507)         (225,165)
   Accumulated deficit                                                         (129,363,954)     (119,120,407)
                                                                             ---------------------------------
     Total  shareholders' equity                                                 13,840,656        11,365,564
                                                                             ---------------------------------
Commitments and contingencies (notes 8, 17, and 18)
                                                                                $31,972,196       $25,346,314
                                                                             ---------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of  Shareholders' Equity

                                                                            Additional
                                                 Preferred      Common       paid-in        Accumulated
Diametrics Medical, Inc. and Subsidiary            stock         stock       capital          deficit
----------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                           $     -    $152,095    $ 88,451,972    $ (80,019,137)
                                              ------------------------------------------------------------

Net loss                                                   -           -               -      (21,036,543)

Foreign currency translation adjustment                    -           -               -                -

Minimum pension liability                                  -           -               -                -
                                              ------------------------------------------------------------

Comprehensive loss for the year ended
  December 31, 1997                                        -           -               -      (21,036,543)

Issued preferred stock                                 7,500           -      11,857,799                -

Conversion of preferred stock to common stock         (7,500)     30,000         (22,500)               -

Issued common stock                                        -      14,933       7,840,236                -

Issued common stock under
  employee stock purchase plan                             -         554         205,574                -

Exercise of options to common stock                        -       2,291       1,057,733                -

Exercise of warrants to common stock                       -       9,026       4,551,025                -

Issued stock options in lieu of cash
 compensation                                              -           -          28,408                -
                                              ------------------------------------------------------------
Balance, December 31, 1997                                 -     208,899     113,970,247     (101,055,680)
                                              ------------------------------------------------------------

Net loss                                                   -           -               -      (17,387,662)

Foreign currency translation adjustment                    -           -               -                -

Minimum pension liability                                  -           -               -                -
                                              ------------------------------------------------------------

Comprehensive loss for the year ended
  December 31, 1998                                        -           -               -      (17,387,662)

Issued common stock                                        -      21,582      14,792,052                -

Issued common stock under
  employee stock purchase plan                             -         450         209,646                -

Exercise of options to common stock                        -       2,441       1,183,531                -

Exercise of warrants to common stock                       -         544         309,144                -

Issued stock options in lieu of cash
 compensation                                              -           -          12,600                -

Effect of subsidiary's year-end change                     -           -               -         (677,065)
                                              ------------------------------------------------------------
Balance, December 31, 1998                                 -     233,916     130,477,220     (119,120,407)
                                              ------------------------------------------------------------

Net loss                                                   -           -               -      (10,243,547)

Foreign currency translation adjustment                    -           -               -                -

Minimum pension liability                                  -           -               -                -
                                              ------------------------------------------------------------

Comprehensive loss for the year ended
  December 31, 1999                                        -           -               -      (10,243,547)

Issued common stock                                        -      21,303      11,849,017                -

Issued common stock under
  employee stock purchase plan                             -         329         146,284                -

Exercise of options to common stock                        -       2,237         976,708                -

Issued stock options in lieu of cash
 compensation                                              -           -          14,103                -
                                              ------------------------------------------------------------
Balance, December 31, 1999                           $     -    $257,785    $143,463,332    $(129,363,954)
                                              ------------------------------------------------------------





                                                 Accumulated other           Total              Total
                                                   comprehensive         shareholders'      comprehensive
Diametrics Medical, Inc. and Subsidiary            income (loss)             equity         income (loss)
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                        $   89,309               $  8,674,239
                                              -----------------------------------------

Net loss                                                   -                (21,036,543)       $(21,036,543)

Foreign currency translation adjustment              (69,725)                   (69,725)            (69,725)

Minimum pension liability                           (369,773)                  (369,773)           (369,773)
                                              -------------------------------------------------------------

Comprehensive loss for the year ended
  December 31, 1997                                 (439,498)                         -        $(21,476,041)
                                                                                               ------------
Issued preferred stock                                     -                 11,865,299

Conversion of preferred stock to common stock              -                          -

Issued common stock                                        -                  7,855,169

Issued common stock under
  employee stock purchase plan                             -                    206,128

Exercise of options to common stock                        -                  1,060,024

Exercise of warrants to common stock                       -                  4,560,051

Issued stock options in lieu of cash
 compensation                                              -                     28,408
                                              -----------------------------------------
Balance, December 31, 1997                          (350,189)                12,773,277
                                              -----------------------------------------

Net loss                                                   -                (17,387,662)       $(17,387,662)

Foreign currency translation adjustment              (98,328)                   (98,328)            (98,328)

Minimum pension liability                            223,352                    223,352             223,352
                                              -------------------------------------------------------------

Comprehensive loss for the year ended
  December 31, 1998                                  125,024                          -        $(17,262,638)
                                                                                               ------------
Issued common stock                                        -                 14,813,634

Issued common stock under
  employee stock purchase plan                             -                    210,096

Exercise of options to common stock                        -                  1,185,972

Exercise of warrants to common stock                       -                    309,688

Issued stock options in lieu of cash
 compensation                                              -                     12,600

Effect of subsidiary's year-end change                     -                   (677,065)
                                              -----------------------------------------
Balance, December 31, 1998                          (225,165)                11,365,564
                                              -----------------------------------------

Net loss                                                   -                (10,243,547)       $(10,243,547)

Foreign currency translation adjustment             (405,483)                  (405,483)           (405,483)

Minimum pension liability                            114,141                    114,141             114,141
                                              -------------------------------------------------------------

Comprehensive loss for the year ended
  December 31, 1999                                 (291,342)                         -        $(10,534,889)
                                                                                               ------------
Issued common stock                                        -                 11,870,320

Issued common stock under
  employee stock purchase plan                             -                    146,613

Exercise of options to common stock                        -                    978,945

Issued stock options in lieu of cash
 compensation                                              -                     14,103
                                              -----------------------------------------
Balance, December 31, 1999                         $(516,507)              $ 13,840,656
                                              -----------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows


                                                                              Years ended December 31,
                                                                     -------------------------------------------
Diametrics Medical, Inc. and Subsidiary                                  1999           1998           1997
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net loss                                                          $(10,243,547) $ (17,387,662) $ (21,036,543)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
      Depreciation and amortization                                     2,224,519      3,147,460      4,162,997
      Other                                                                12,988         13,252        (52,513)
      Changes in operating assets and liabilities
        Receivables, net                                               (1,370,581)    (1,652,185)    (1,178,760)
        Inventories                                                       651,189     (1,325,613)       875,881
        Prepaid expenses and other current assets                         168,955        (44,360)       232,582
        Accounts payable                                                  (96,793)       393,253        649,432
        Accrued expenses                                                  501,842     (1,899,428)      (231,365)
        Deferred credits and revenue                                    5,105,214              -              -
                                                                     -------------------------------------------
         Net cash used in operating activities                         (3,046,214)   (18,755,283)   (16,578,289)
                                                                     -------------------------------------------

Cash flows from investing activities:
   Purchases of property and equipment                                 (1,689,372)    (2,252,544)    (2,957,958)
   Sale of evaluation and demonstration instruments                       944,737              -              -
   Purchases of marketable securities                                 (16,026,009)    (6,558,430)   (26,208,044)
   Proceeds from maturities of marketable securities                    7,663,443     11,983,629     21,209,000
   Other                                                                   25,819         11,891        199,954
                                                                     -------------------------------------------
         Net cash provided by (used in) investing activities           (9,081,382)     3,184,546     (7,757,048)
                                                                     -------------------------------------------

Cash flows from financing activities:
   Principal payments on borrowings                                    (1,143,337)    (1,306,067)      (129,714)
   Proceeds from borrowings                                                     -      1,818,823      1,058,626
   Net proceeds from issuance of preferred stock                                -              -     11,865,299
   Net proceeds from issuance of common stock                          12,995,878     16,519,390     13,681,372
   Principal payments on capital lease obligations                       (101,995)      (611,809)    (1,165,522)
                                                                     -------------------------------------------
         Net cash provided by financing activities                     11,750,546     16,420,337     25,310,061
                                                                     -------------------------------------------

Effect of subsidiary's year-end change on cash and cash equivalents             -       (664,819)             -

Effect of exchange rate changes on cash and cash equivalents             (269,402)      (110,851)       (68,033)

         Net increase (decrease) in cash and cash equivalents            (646,452)        73,930        906,691

Cash and cash equivalents at beginning of year                          3,432,614      3,358,684      2,451,993
                                                                     -------------------------------------------
Cash and cash equivalents at end of year                              $ 2,786,162    $ 3,432,614    $ 3,358,684
                                                                     -------------------------------------------

Supplemental disclosures of cash flow information:
   Cash paid during the year for interest                               $ 630,459    $ 1,544,161      $ 377,849
                                                                     ===========================================

Supplemental disclosure of noncash investing and financing activities:
On August 4, 1998, the Company entered into a convertible senior secured fixed rate note of $7,300,000 in connection with a private equity placement and used the proceeds to retire another note.

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

     The Company markets its products to health care organizations primarily through distribution partners with exclusive global distribution rights, and on an interim basis, certain third-party distributors where pre-existing contracts with the Company apply until the distribution rights are transitioned to the Company's exclusive distributors. The Company also continues to sell direct to end-users for a small volume of products and transactions that are not subject to the exclusive distribution agreements.

     PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of Diametrics Medical, Inc. and Diametrics Medical, Ltd., its wholly-owned subsidiary (the Company). All material intercompany accounts and transactions have been eliminated.

     TRANSLATION OF FOREIGN CURRENCIES The financial statements of the Company's foreign subsidiary are translated into U.S. dollars for consolidation. All assets and liabilities are translated using period-end exchange rates and statements of operations items are translated using average exchange rates for the period. The resulting translation adjustments are recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in determining net income, but have not been material in any of the years presented.

     CASH AND CASH EQUIVALENTS The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1999, cash and cash equivalents consist mainly of U.S. government money market funds.

     MARKETABLE SECURITIES Investments in marketable debt securities are classified as held to maturity and are stated at amortized cost, which approximates estimated fair value. At December 31, 1999, marketable securities consist mainly of investment grade commercial paper, with original maturities ranging from five to nine months. These securities are classified as held-to-maturity because of the Company's intent and ability to hold its investments to maturity.

     CONCENTRATION OF CREDIT RISK Financial instruments that may subject the Company to significant concentrations of credit risk consist primarily of trade receivables. The Company has two major distribution partners in the medical diagnostic device industry who market and sell the Company's products globally under exclusive distribution agreements. As of December 31, 1999, outstanding accounts receivable for one of these distributors represented 80% of total outstanding accounts receivable, and sales to this distributor represented 62% of sales for the year ended December 31, 1999. Customer creditworthiness is routinely monitored and collateral is not required.

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

     REVENUE RECOGNITION The Company recognizes revenue upon shipment of product to its distributors or customers or, in the case of trial instruments and monitors placed directly with end-user customers, upon the customer's acceptance of the product.

     NET LOSS PER COMMON SHARE Basic earnings per share (EPS) is calculated by dividing net loss by the weighted average common shares outstanding during the period. Diluted EPS reflects the potential dilution to basic EPS that could occur upon conversion or exercise of securities, options, or other such items, to common shares using the treasury stock method based upon the weighted average fair value of the Company's common shares during the period. For each period presented, basic and diluted loss per share amounts are identical, as the effect of potential common shares is antidilutive.

     PRODUCT WARRANTY The Company, in general, warrants its new hardware and operating system software products to be free from defects in material and workmanship under normal use and service for a period of eighteen months after date of shipment in the case of distributors, and one year after date of sale in the case of end-user customers. The Company warrants its disposable products to be free from defects in material and workmanship under normal use until its stated expiration date. Provisions are made for the estimated cost of maintaining product warranties for the hardware, software and disposable products at the time the products are sold.

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

     STOCK BASED COMPENSATION The Company applies the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to account for the issuance of stock incentives to employees and directors and, accordingly, no compensation expense related to employees' and directors' stock incentives has been recognized in the financial statements.

     IMPAIRMENT OF LONG-LIVED ASSETS The Company utilizes the undiscounted cash flows alternative to detect impairment in long-lived assets.

     RECLASSIFICATIONS Certain 1998 and 1997 amounts have been reclassified from prior reported balances to conform to the 1999 presentation.

(2)  LIQUIDITY

     The Company incurred a net loss of $10,243,547 for the year ended December 31, 1999. In addition, the Company has incurred net losses and has had negative cash flows from operating activities since inception. During 1999, the Company received proceeds totaling approximately $13.5 million from equity investments made under Common Stock Purchase Agreements with the Company's exclusive global distributors, CODMAN and Agilent. Additionally, the Agilent distribution agreement provides for minimum purchase commitments, market development commitments, research and development funding and royalty payments over the initial term of the agreement. The Company believes proceeds from the funding agreements with Agilent, currently available funds and cash generated from projected revenues, supplemented by proceeds from employee stock plans, warrant exercises and asset based credit, will meet the Company's working capital needs.

(3)  INVENTORIES

                                              December 31,
                                          1999            1998
                                       ----------------------------

Raw materials                            $2,260,586      $1,989,953
Work-in-process                             658,983         741,719
Finished goods                            1,196,779       2,035,865
                                       ----------------------------
                                         $4,116,348      $4,767,537
                                       ----------------------------

(4)  PROPERTY AND EQUIPMENT

                                                December 31,
                                            1999            1998
                                       ----------------------------
Manufacturing equipment                $  6,412,203    $  5,653,623
Laboratory fixtures and equipment         1,874,789       1,970,294
Office furniture and equipment            3,494,892       3,421,541
Leasehold improvements                    3,338,370       3,388,445
Tooling                                   2,071,556       2,069,438
Demonstration instruments                 1,300,443       2,513,659
Equipment-in-progress                       963,045       1,060,383
                                       ----------------------------
                                         19,455,298      20,077,383
Less accumulated depreciation
  & amortization                        (13,680,801)    (13,154,590)
                                       ----------------------------

                                       $  5,774,497    $  6,922,793
                                       ----------------------------

(5)  OTHER ASSETS

                                                    December 31,
                                                1999            1998
                                           ------------------------------

Purchased completed technology, net              $722,442      $1,122,569
Acquired customer base and
 other intangible assets, net                     147,970         222,615
Other                                               9,759          27,360
                                           ------------------------------
                                                 $880,171      $1,372,544
                                           ------------------------------

Amortization charged to expense for intangible assets was $474,772, $474,772 and $507,981 in 1999, 1998 and 1997, respectively.

(6)  ACCRUED EXPENSES

                                              December 31,
                                          1999            1998
                                   --------------------------------

Employee compensation                    $1,236,319      $1,015,850
Product upgrades                            292,746          73,629
Customer advance payments                   167,501         174,662
Distributor reserve                          93,091               -
Other                                       625,128         590,863
                                   --------------------------------
                                         $2,414,785      $1,855,004
                                   --------------------------------

(7)  DEFERRED CREDITS AND REVENUE

                                                   December 31,
                                             1999               1998
                                             ------------------------

Deferred research and development funding    $2,833,334         $   -
Deferred royalty payments                     2,271,880             -
                                             ------------------------
                                             $5,105,214         $   -
                                             ------------------------


   The Company's distribution agreement with Agilent provides for prepaid funding of research and development costs and royalty payments over the initial term of the agreement. These prepayments will be recognized over the periods benefited.

(8)  BORROWINGS

                                                           December 31,
                                                        1999          1998
                                                      ------------------------
Long-term debt:

    Convertible senior secured fixed
      rate notes                                      $7,300,000    $7,300,000
    Notes payable                                        863,307     1,177,821
                                                      ------------------------
                                                       8,163,307     8,477,821
Less current portion of long-term debt                  (349,511)     (314,514)
                                                      ------------------------
                                                      $7,813,796    $8,163,307
                                                      ------------------------

Short-term borrowings:
    Credit line                                       $        -    $  828,823
                                                      ------------------------

The aggregate maturities of outstanding long-term debt are:

Year ending December 31:
2000                                                                $  349,511
2001                                                                   388,400
2002                                                                   125,396
2003                                                                 7,300,000
                                                                    ----------
                                                                    $8,163,307
                                                                    ==========

     On August 4, 1998, the Company issued Convertible Senior Secured Fixed Rate Notes with proceeds aggregating $7,300,000. Interest on the Convertible Senior Secured Fixed Rate Notes is payable quarterly in arrears, at 7.00% per annum. The full principal balance is due August 4, 2003. The notes are secured by the issued and outstanding shares of DML, 100% of which are owned by the Company.

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

     The notes payable balance requires principal and interest payments in monthly installments at varying amounts through September 2002, at annual interest rates ranging from 10.1% to 10.95%. Maturity dates of the notes range from December 1, 2001 to September 25, 2002, and all notes are secured by equipment. See also note 15.

     The Company has a $1,000,000 receivable backed credit line. The loan agreement requires the Company's accounts receivable collections be applied to reduce the loan balance, including advances, interest and fees. All advances under the line of credit bear interest on the unpaid principal amount at a fluctuating rate equal to the Prime Rate plus three percent. Interest is payable monthly in arrears. The loan agreement requires the monthly payment of an annualized unutilized loan fee equal to one half of one percent (.5%) of the difference between the committed available loan amount and the average outstanding loan balance. The full $1,000,000 available under the line of credit was unused at December 31, 1999. See also note 15.

(9)  LEASES

     At December 31, 1999 the Company had no outstanding obligations under capital leases. The gross amount included in property and equipment and related accumulated amortization relating to capital leases at December 31, 1998 was as follows:

                                              1998
                                           ---------
Manufacturing equipment                    $ 144,370
Laboratory fixtures and equipment             40,202
Office furniture and equipment               345,090
                                           ---------
                                             529,662
Less accumulated amortization               (524,667)
                                           ---------
                                           $   4,995
                                           ---------

(10) STOCK OPTIONS AND WARRANTS

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

     Under the plans, the option price is equal to the fair value on the date of grant. Under the 1990 Stock Option Plan, options become exercisable over varying periods and terminate up to ten years from the date of grant.
     Under the 1993 Directors' Stock Option Plan, initial grants of options to new directors become exercisable over a three-year period and terminate ten years from the date of grant. Subsequent annual grants to directors vest six months after the date of grant. At December 31, 1999, 529,818 and 129,588 additional shares were available for grant under the 1990 Stock Option Plan and 1993 Directors' Stock Option Plan, respectively.

     The following tables reflect the per share weighted-average fair value of stock options granted during 1999, 1998 and 1997 under each of the plans on the date of grant using the Black Scholes option-pricing model with the following assumptions: annualized volatility of 76.93%, 84.42% and 74.15% for 1999, 1998 and 1997, respectively; risk-free interest rate of 5.6% in 1999, 5.0% in 1998 and 5.7% in 1997; and for each year, an expected life of five and three years for the 1990 Stock Option Plan and 1993 Directors' Stock Option Plan, respectively.

     Summarized below is the status of the Company's stock option plans as of December 31, 1999, 1998 and 1997 and changes during those years:


                                                  1999                                    1998
                                   ------------------------------------    ------------------------------------
                                                          Weighted                                Weighted
                                                           average                                 average
1990 Stock Option Plan                  Shares         exercise price           Shares         exercise price
                                   -------------    -------------------    -------------    -------------------
Outstanding at beginning of year       2,388,425                  $5.43        2,387,797                 $ 5.26
Granted                                  444,550                   6.03          317,265                   6.61
Exercised                               (223,723)                  4.38         (236,062)                  4.87
Expired                                 (324,580)                  6.46          (80,575)                  6.63
                                   -------------                           -------------
Outstanding at end of year             2,284,672                   5.50        2,388,425                   5.43
                                   -------------                           -------------

Options exercisable at year-end        1,421,954                   5.22        1,420,403                   5.05

Weighted-average fair value of
 options granted during the year      $     4.00                                   $4.59

1993 Directors' Stock Option Plan

Outstanding at beginning of year         160,131                  $6.12          114,375                 $ 5.89
Granted                                   44,031                   6.38           64,631                   7.32
Exercised                                      -                      -           (8,000)                  4.63
Expired                                        -                      -          (10,875)                 12.00
                                   -------------                           -------------
Outstanding at end of year               204,162                   6.17          160,131                   6.12
                                   -------------                           -------------

Options exercisable at year-end          195,162                   6.13          131,256                   6.08

Weighted-average fair value of
 options granted during the year      $     3.42                                   $4.45

                                                     1997
                                    ------------------------------------
                                                           Weighted
                                                            average
1990 Stock Option Plan                   Shares         exercise price
                                    -------------    -------------------
Outstanding at beginning of year        2,290,395                  $5.15
Granted                                   452,415                   5.94
Exercised                                (210,621)                  4.63
Expired                                  (144,392)                  6.57
                                    -------------
Outstanding at end of year              2,387,797                   5.26
                                    -------------

Options exercisable at year-end         1,258,262                   4.85

Weighted-average fair value of
 options granted during the year            $3.84

1993 Directors' Stock Option Plan

Outstanding at beginning of year          170,000                  $6.16
Granted                                    40,000                   6.00
Exercised                                 (18,500)                  4.63
Expired                                   (77,125)                  6.84
                                    -------------
Outstanding at end of year                114,375                   5.89
                                    -------------

Options exercisable at year-end            76,625                   5.81

Weighted-average fair value of
 options granted during the year            $3.13

The following table summarizes information concerning stock options outstanding and exercisable options at December 31, 1999 for the above plans:


      OPTIONS OUTSTANDING                                                                        OPTIONS EXERCISABLE
 ------------------------------------------------------------------------------       -----------------------------------
                                                    Weighted          Weighted                               Weighted
                                                     average           average                               average
    Range of                     Number             remaining         exercise             Number            exercise
    exercise                   outstanding            life              price            exercisable          price
     prices
 ------------------------------------------------------------------------------       --------------------------------
 $   1.72   -    1.72               130,910               1.0             $1.72               130,910          $1.72
     3.25   -    3.88                89,175               3.9              3.57                86,175           3.57
     4.13   -    4.94               588,193               6.3              4.64               428,943           4.66
     5.00   -    5.94               644,966               7.2              5.55               269,399           5.27
     6.00   -    6.88               695,858               5.9              6.14               507,733           6.14
     7.00   -    7.95               128,960               7.3              7.36                70,360           7.30
     8.00   -   12.00               210,772               6.9              8.31               123,596           8.44
                            ---------------       -----------       -----------       ---------------       ----------
                                  2,488,834               6.2              5.56             1,617,116           5.33
                            ---------------                                           ---------------

     The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans as they relate to employees and directors. Had the Company determined compensation cost based upon the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss and net loss per share would have increased to the pro forma amounts indicated below:

                                       1999                1998                1997
                                 --------------------------------------------------------
Net loss as reported                 $(10,243,547)       $(17,387,662)       $(21,036,543)
Net loss pro forma                   $(12,045,839)       $(19,284,933)       $(23,331,303)

Net loss per share as reported       $      (0.41)       $      (0.79)       $      (1.13)
Net loss per share pro forma         $      (0.49)       $      (0.88)       $      (1.25)

     In connection with certain financing and marketing arrangements entered into since the Company's inception, the Company has granted stock purchase warrants for the purchase of common stock. The stock purchase warrants become exercisable over varying periods and expire up to ten years from the date of grant. At December 31, 1999, stock purchase warrants representing 2,112,880 shares were exercisable with an additional
     8,337 shares becoming exercisable over the first four months of 2000. Stock warrants outstanding under these arrangements are summarized as follows:

                                               1999                                 1998
                                  ----------------------------------   ----------------------------------
                                                         Exercise                             Exercise
                                                           price                                price
                                       Shares            per share          Shares            per share
                                  --------------     ---------------   --------------     ---------------

Outstanding at beginning of year       1,713,086   $   1.72  -  8.40        1,028,160   $   1.72  -  6.75

Granted                                  452,381                8.40          739,286       5.19  -  8.40

Exercised                                      -                   -          (54,360)      5.19  -  6.13
Expired                                  (44,250)               6.00                -                   -
                                  --------------                       --------------
Outstanding at end of year             2,121,217       1.72  -  8.40        1,713,086       1.72  -  8.40

                                  --------------                       --------------

Warrants exercisable at year-end       2,112,880       1.72  -  8.40        1,671,753       1.72  -  8.40


                                                  1997
                                    ----------------------------------
                                                            Exercise
                                                             price
                                          Shares           per share
                                    ---------------     --------------

Outstanding at beginning of year            786,814   $  1.72  - 6.13
Granted                                   1,328,334      4.53  - 6.75
Exercised                                  (902,617)     4.77  - 6.75
Expired                                    (184,371)     4.77  - 5.06
                                    ---------------
Outstanding at end of year                1,028,160      1.72  - 6.75
                                    ---------------

Warrants exercisable at year-end            961,827      1.72  - 6.75


(11) EMPLOYEE STOCK PURCHASE PLAN

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

     Participant elections resulted in the issuance of 32,852 shares at an average price per share of $4.46 in 1999, 45,012 shares at an average price per share of $4.67 in 1998 and 55,394 shares at an average price per share of $3.72 in 1997.

(12) EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) savings plan for its U.S. employees. U.S. employees of the Company who meet certain age and service requirements may contribute up to 20 percent of their salaries to the plan on a pre-tax basis. The Company has the discretion to match employee contributions up to 6 percent of compensation. As of December 31, 1999, the Company has not made any contributions to the plan.

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

     The following provides a reconciliation of the projected benefit obligation, plan assets and funded status of the Retirement Plan at December 31, along with the components of net periodic pension cost for each year presented:

                                                                                          1999                1998
                                                                                --------------------------------------
Change in Projected Benefit Obligation
    Projected benefit obligation at beginning of year                                    $4,924,458         $3,954,675
    Service cost                                                                            373,689            344,864
    Interest cost                                                                           279,862            268,596
    Plan participants' contributions                                                         94,316             95,537
    Actuarial (gain) loss                                                                   (16,021)           265,965
    Benefits paid                                                                           (10,352)           (38,192)
    Foreign currency exchange rate changes                                                 (203,544)            33,013
                                                                                   -----------------------------------
    Projected benefit obligation at end of year                                          $5,442,408         $4,924,458
                                                                                   ===================================

Change in Plan Assets
    Fair value of plan assets at beginning of year                                       $3,970,197         $3,234,425
    Actual return on plan assets                                                            830,259            368,134
    Employer contribution                                                                   292,580            284,145
    Plan participants' contributions                                                         94,316             95,537
    Benefits paid                                                                           (10,352)           (38,192)
    Foreign currency exchange rate changes                                                 (165,530)            26,148
                                                                                --------------------------------------
    Fair value of plan assets at end of year                                             $5,011,470         $3,970,197
                                                                                ======================================

    Funded status                                                                        $ (430,938)        $ (954,261)
    Unrecognized actuarial loss                                                             453,534            918,918
                                                                                --------------------------------------
    Net amount recognized                                                                $   22,596         $  (35,343)
                                                                                ======================================

    Amounts recognized in the balance sheet consist of:
           Accrued benefit liability                                                     $   (9,684)        $ (181,764)
           Minimum pension liability                                                         32,280            146,421
                                                                                --------=-----------------------------
           Net amount recognized                                                         $   22,596         $  (35,343)
                                                                                ======================================



    Rate assumptions:
    Discount rate                                                                              5.75%              6.00%
    Rate of salary progression                                                                 3.50%              3.75%
    Long-term rate of return on assets                                                         9.50%              7.75%

                                                                                          Years ended December 31,
Components of Net Periodic Benefit Cost                                                   1999                1998
                                                                                --------------------------------------
    Service cost                                                                         $  373,689         $  344,864
    Interest cost                                                                           279,862            268,596
    Expected return on plan assets                                                         (310,598)          (271,912)
    Recognized net actuarial loss                                                            21,030             13,264
                                                                                --------------------------------------
                                                                                         $  363,983         $  354,812
                                                                                ======================================


(13) INCOME TAXES

     The Company has incurred net operating losses since inception. The Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements.

     As of December 31, 1999 the Company had U.S. tax net operating loss and research and development tax credit carryforwards of approximately $112,842,000 and $1,181,000, respectively. Use of the Company's net operating loss carryforwards may be limited if a cumulative "change in ownership" of more than 50 percent occurs within a three-year period. In connection with prior sales by the Company of its securities in private and public offerings, the Company has experienced a "change in ownership". As a result, the utilization of the Company's net operating loss and certain credit carryforwards incurred prior to these changes are subject to annual limitations. The Company estimates that as of December 31, 1999, U.S. net operating loss carryforwards of $2,900,000 are not available due to these annual limitations. Net operating losses incurred since August 4, 1995 are not currently subject to the "change in ownership" limitations. If not used, these net operating loss carryforwards begin to expire in 2005.

     The Company's foreign subsidiary also has a net operating loss carryforward of approximately $46,693,000 which can be carried forward indefinitely.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at December 31:

                                                 1999              1998
                                             -----------------------------------
Tax credits                                  $  1,181,000          $    939,000
Federal net operating loss carryforward        41,752,000            38,424,000
Foreign net operating loss carryforward        15,409,000            15,089,000
Fixed asset depreciation                          705,000               895,000
Amortization of goodwill                          371,000               254,000
Accrued expenses                                  163,000               195,000
Other differences                                 100,000               141,000
Valuation allowance                           (59,681,000)          (55,937,000)
                                             ----------------------------------

Net deferred tax asset                       $          -          $          -
                                             ----------------------------------

     The provision for income taxes differs from the expected tax expense, computed by applying the federal corporate rate of 34% to earnings before income taxes as follows:

Expected federal benefit                     $ (3,483,000)         $ (5,912,000)        $ (7,152,000)
State tax, net of federal benefit                (293,000)             (522,000)            (493,000)
Other                                              32,000               (70,000)             (88,000)
Increase in valuation allowance                 3,744,000             6,504,000            7,733,000
                                             -------------------------------------------------------

                                             $          -          $          -           $        -
                                             -------------------------------------------------------

(14) RESTRUCTURING AND OTHER CHARGES

     During 1997, the Company continued to make operational changes initiated in 1996 which were intended to better align its resources with its evolving strategy, improve its efficiency, and achieve a more competitive cost structure. Restructuring and other charges totaled $463,816 in 1997. Charges consisted of severance costs of approximately $319,000 associated with work force reductions, primarily in the Company's U.S. manufacturing, research and development and general and administrative areas, and $145,000 for the write-down of excess and obsolete equipment resulting from the work force reductions and process changes. These restructuring activities were completed before or shortly after the end of the quarter in which charges were incurred, and the Company does not have any material future cash obligations relative to the described restructuring activities. The impact of work force reductions on future operating results and cash flows is not expected to be material in future periods, as savings achieved in these areas have been and will continue to be reinvested in other areas of the Company, including the Company's international operations.

(15) RELATED PARTY TRANSACTIONS

     In August 1998, the Company completed the sale in a private placement of 2,142,858 shares of Common Stock at a price of $7.00 per share as part of a Common Stock Purchase Agreement, resulting in aggregate proceeds to the Company of $15,000,006. The purchasers also received five-year warrants to purchase 714,286 shares of Common Stock at $8.40 per share. In addition, the Company issued Convertible Senior Secured Fixed Rate Notes, with proceeds aggregating $7,300,000, which were used to retire other debt of the Company. The investor group in both transactions was lead by BCC Acquisition II LLC.

     Two of the directors of the Company are affiliated with BCC Acquisition II LLC, and one of these directors participated in the Common Stock Purchase Agreement and the related sale of Convertible Senior Secured Fixed Rate Notes. This director is also a director of DVI, Inc., a health care finance company with which the Company has outstanding notes payable as of December 31, 1999 and an available receivable backed credit line. See note 8 for further detail on the credit line, notes payable and Convertible Senior Secured Fixed Rate Notes.

     The Company's exclusive distributors, CODMAN and Agilent, are shareholders of the Company. Sales to these parties were approximately $12.8 million for the year ended December 31, 1999.

(16) BUSINESS SEGMENT INFORMATION

     The Company develops, manufactures and markets blood and tissue analysis systems that provide immediate or continuous diagnostic results at the point-of-patient care. The Company's blood and tissue analysis systems consist of two technology platforms. The first platform includes intermittent blood testing products based on electrochemical and optical technology, and the second platform includes continuous monitoring products based on fiberoptic technology. Effective November 1, 1999, the Company's products are sold primarily to acute care hospitals via third party distribution channels including corporate partners strategically positioned to access foreign markets. Prior to this, sales in the U.S., United Kingdom and Germany were made through the Company's direct sales force. The Company's disposable cartridges and sensors for the intermittent and continuous monitoring technology platforms, respectively, are manufactured at the Company's facilities. Hardware components of both technology platforms are sub-contracted to outside vendors with portions of the hardware assembly performed internally at the Company's facilities. Both technology platforms are subject to similar regulatory monitoring by the United States Food and Drug Administration and comparable agencies in other countries. The Company's long term outlook for the two technology platforms is that with increased sales volumes, they will exhibit similar financial performance in terms of sales trends and gross margins. Based upon the above, the Company has identified one reportable operating segment consisting of medical diagnostic products which provide blood and tissue analysis at the point-of-patient care.

     Information regarding the Company's operations in different geographies for the years ended December 31 is as follows:

                                              1999                   1998              1997
                                   ------------------------------------------------------------
Sales to unaffiliated customers
    United States                          $10,281,646           $ 4,879,367        $ 3,947,287
    Germany                                  6,250,366               150,101            596,000
    Japan                                      968,118             1,215,037          2,222,610
    All other foreign countries              1,187,054             5,911,021          3,668,469
                                   ------------------------------------------------------------
                                           $18,687,184           $12,155,526        $10,434,366
                                   ------------------------------------------------------------

Long-lived assets
    United States                          $ 3,301,162           $ 3,682,879        $ 4,053,383
    United Kingdom                           2,473,335             3,239,914          3,332,589
                                   ------------------------------------------------------------
                                           $ 5,774,497           $ 6,922,793        $ 7,385,972
                                   ------------------------------------------------------------

     Sales attributed to geographic areas are based upon customer location. Long-lived assets consist of property and equipment located at the Company's facilities in the United States and the United Kingdom.

     Sales to major customers that exceeded 10% of total net sales for the years ended December 31 were as follows:

              1999     1998     1997
           -----------------------------
Customer A     62%        -        -
Customer B      -        14%      22%


     The customers for which the above sales were generated are distributors of the Company operating in the medical diagnostic device industry.

(17) COMMITMENTS

     The Company leases its facilities and some of its equipment under non-cancelable operating lease arrangements. The rental payments under these leases are charged to expense as incurred. Rent expense included in the accompanying consolidated statements of operations was $873,687, $940,027 and $829,106 for the years ended December 31, 1999, 1998 and 1997, respectively.

     The following is a schedule of future minimum rental payments, excluding property taxes and other operating expenses, required under all non-cancelable operating leases:

Year ending December 31:
 2000                                       $   847,639
 2001                                           757,519
 2002                                           618,918
 2003                                           548,558
 2004                                           231,444
 Thereafter                                     127,103
                                            -----------

     Total minimum lease payments           $ 3,131,181
                                            -----------

(18) LEGAL PROCEEDINGS

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

(20) QUARTERLY RESULTS OF OPERATIONS (unaudited)

                                  First           Second          Third           Fourth
                                 Quarter         Quarter         Quarter         Quarter
                            ---------------------------------------------------------------
1999
   Net sales                  $ 4,243,187     $ 4,639,746     $ 4,694,294     $ 5,109,957
   Gross profit                   726,281         723,373         603,890         853,946
   Operating loss              (3,736,242)     (2,718,719)     (1,983,824)     (1,605,014)
   Net loss                    (3,907,742)     (2,782,173)     (1,981,187)     (1,572,445)
   Net loss per common share        (0.17)          (0.11)          (0.08)          (0.06)

1998
   Net sales                  $ 2,416,703     $ 3,052,048     $ 3,102,430     $ 3,584,345
   Gross profit                    14,013         241,980         155,952         408,860
   Operating loss              (4,240,007)     (4,094,835)     (4,710,851)     (4,129,578)
   Net loss                    (4,303,193)     (4,326,440)     (4,792,354)     (3,965,675)
   Net loss per common  share       (0.21)          (0.20)          (0.21)          (0.17)

REPORT  OF INDEPENDENT AUDITORS



The Board of Directors and Shareholders
Diametrics Medical, Inc.:


We have audited the accompanying consolidated balance sheets of Diametrics Medical, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diametrics Medical, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



                                    /s/ KPMG LLP

Minneapolis, Minnesota
January 27, 2000

CORPORATE AND SHAREHOLDER INFORMATION


     EXECUTIVE OFFICERS

     David T. Giddings
     President, Chief Executive Officer and Chairman of the Board

     Roy S. Johnson
     Executive Vice President and
     President and Managing Director of
     Diametrics Medical, Ltd.

     Laurence L. Betterley
     Senior Vice President and Chief Financial Officer

     James R. Miller
     Senior Vice President
     Sales and Marketing and Commercial Development



     DIRECTORS

     Andre de Bruin (2)
     President and Chief Executive Officer
     QUIDEL Corporation


     Gerald L. Cohn (1) (2)
     Consultant and Private Investor

     David T. Giddings

     Hans-Guenter Hohmann (1)
     Managing Director,
     Agilent Technologies, GmbH and
     General Manager, Point-of-Care Diagnostics Division, Agilent Technologies

     Roy S. Johnson

     Mark B. Knudson, Ph.D. (1)
     Chairman and CEO
     Venturi Group, LLC and
     Chairman and Founder
     HeartStent

     David V. Milligan, Ph.D. (2)
     Vice President
     Bay City Capital



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

     ANNUAL MEETING

     The annual meeting of Diametrics Medical, Inc. shareholders will be held May 17, 2000, at 3:30 p.m. at the Minneapolis Marriott City Center, 30 South Seventh Street, Minneapolis, Minnesota. All shareholders and other interested parties are invited to attend.

     INVESTOR INQUIRIES

     Please direct all inquiries to Laurence L. Betterley, Senior Vice President and Chief Financial Officer, at the Company's corporate offices.

     STOCK INFORMATION

     High and low quarterly closing prices for Diametrics Medical, Inc., common stock as quoted on The Nasdaq National Market were:

                                                                 1999
                                                       High                Low
     ---------------------------------------------------------------------------------------
     First Quarter                                    $  8 9/16               $  4 1/32
     Second Quarter                                      6 3/4                   4 13/16
     Third Quarter                                       7 1/2                   5 5/16
     Fourth Quarter                                      6 13/16                 3 3/4

                                                                 1998
                                                       High                Low
     ---------------------------------------------------------------------------------------
     First Quarter                                    $  8 1/4                $  5 1/4
     Second Quarter                                      8 7/8                   6 5/8
     Third Quarter                                       7 15/16                 3 5/8
     Fourth Quarter                                      5 1/2                   2 3/4

     There were 463 common shareholders of record and the Company estimates approximately 7,100 shareholders holding stock in "street name" accounts as of December 31, 1999. The Company has not paid any stock dividends on its common stock since its inception, and management does not anticipate paying cash dividends in the foreseeable future.

     CORPORATE ADDRESS                  INTERNATIONAL SUBSIDIARY

     Diametrics Medical, Inc.           Diametrics Medical, Ltd.
     2658 Patton Road                   5 Manor Court Yard, Hughenden Ave.
     St. Paul, Minnesota 55113          High Wycombe, Bucks. HP13 5RE
     Phone: (651) 639-8035              England
     Website:  www.diametrics.com       Phone: +44(0)1494 446651