Form 10-K, Exhibit 13
period 2000-12-31
DIAMETRICS MEDICAL INC
filed 2001-03-30
CIK 895380

SELECTED FIVE-YEAR FINANCIAL DATA

(in thousands, except share and per share amounts)                                       Years ended December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       2000          1999          1998          1997          1996
Statement of Operations Data:(3)
Net sales                                                       $    25,258   $    18,687   $    12,156   $    10,434   $     3,797
Operating loss                                                       (2,743)      (10,044)      (17,175)      (20,737)      (23,831)
Net loss                                                             (2,648)      (10,244)      (17,388)      (21,037)      (23,575)
Net loss per share (1), (2)                                           (0.10)        (0.41)        (0.79)        (1.13)        (1.56)
Weighted average shares outstanding                              26,490,826    24,719,038    21,996,382    18,665,837    15,088,493

Balance Sheet Data:(3)
Working capital                                                 $    14,334   $    15,009   $    11,415   $    12,509   $     6,649
Total assets                                                         27,811        31,972        25,346        28,662        24,059
Long-term liabilities                                                 7,886         7,823         8,345         8,969         8,582
Shareholders' equity                                                 14,185        13,841        11,366        12,773         8,674

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

SUMMARY

Diametrics Medical, Inc., which began operations in 1990, is engaged in the development, manufacture and commercialization of critical care blood and tissue analysis systems which provide immediate or continuous diagnostic results at the point-of-patient care.

Since its commencement of operations in 1990, the Company has transitioned from a development stage company to a full-scale development, manufacturing and marketing organization. As of December 31, 2000, the primary funding for the operations of the Company has been approximately $148 million raised through public and private sales of its equity securities and issuance of convertible promissory notes.

Financial results for 2000 reflect a continuation of the Company's trend of achieving successive operational improvements, with annual sales growth of 35%; additional improvements in gross profit, increasing 159% over 1999; and further reductions in operating expenses, declining 21% from 1999, all resulting in a 74% reduction in annual operating loss. The Company's distribution partnerships initiated in late 1998 and mid 1999, discussed below, again contributed significantly to the favorable financial trend.

The Company's partnering strategy for distribution and commercialization of its products includes Agilent Technologies, Inc. ("Agilent"), the exclusive global distributor of the Company's leading critical care blood monitoring products, the IRMA(R) SL blood analysis system and the Trendcare(R) continuous blood gas monitoring systems, including Paratrend(R) and Neotrend(TM); and Codman & Shurtleff, a Johnson & Johnson company ("Codman"), who is the exclusive worldwide distributor of the Neurotrend(TM) Cerebral Tissue Monitoring System.

The Codman distribution agreement was initiated in October 1998, has a term of six years and is renewable for two years. If minimum sales levels and marketing expenditure levels are not achieved by Codman, certain payments will be due to the Company. Also, Codman has the right of first refusal to market new continuous monitoring products developed for the neuro market. In addition, Johnson & Johnson Development Corporation ("JJDC") committed to purchase up to $5 million of the Company's Common Stock at the Company's option over the twelve-month period ended September 30, 1999 at the then current market value. The Company exercised approximately $4 million of the available Put Option during 1999.

The Agilent distribution agreement was signed in June 1999, initially as an agreement between the Company and Hewlett Packard Company ("HP"). Under the terms of the distribution agreement, the Company transferred full responsibility for marketing, sales and distribution of the blood monitoring products described above to HP. The initial term of the agreement is three and a half years, with the option for extensions. Concurrently with the execution of the agreement, HP made a $9.5 million equity investment in the Company. In addition to HP's equity investment, the agreement also provides for minimum purchase commitments, market development commitments, research and development funding and royalty payments over its initial term, as well as funding of sales and marketing costs during the sales transition period in 1999. In late 1999, HP assigned the distribution agreement and its equity investment with the Company to Agilent, a leading provider of test and measurement solutions and communications components, which was formed as a new company and subsidiary of HP. HP spun off its ownership in Agilent to HP shareholders during 2000.

The Company's partnerships with these market leaders were instrumental in driving the significant sales growth and operating expense reductions achieved in 2000. Also contributing to improved financial performance was revenue mix and continued improvements in cartridge and sensor volumes and yields, resulting in lower unit manufacturing costs and improved margins. Increased automation of the Company's manufacturing processes as well as operational efficiencies and process improvements contributed to the improvement in production yields, with further improvements targeted for 2001.

RESULTS OF OPERATIONS

SALES Sales of the Company's products were $25,258,407 for 2000, compared to $18,687,184 for 1999, and $12,155,526 for 1998. The 54% increase in sales from
1998 to 1999 reflects a 99% growth in sales of instruments and a slight increase in disposable cartridge and sensor sales. Sales grew 35% in 2000 from 1999, reflecting a 32% increase in sales of instruments and a 9% increase in disposable cartridge and sensor sales. The significant increase in instrument sales each year was impacted primarily by sales to the Company's new distribution partners, Agilent and Codman, partially offset in 1999 by the impact of sales returns from distributors that were displaced as a result of the new exclusive distribution agreements. While unit sales of disposable cartridges and sensors grew 25% and 28% in 1999 and 2000, respectively, related revenues grew at a lower rate due to the impact of lower average sales prices under the Agilent and Codman distribution agreements. The impact of reduced pricing was partially mitigated by the recognition of royalty revenue from the Agilent distribution agreement of $240,000 in 1999 and $2,260,000 in 2000. The Company's sales to Agilent and Codman comprised approximately 90%, 69%, and 3% of total sales in 2000, 1999 and 1998, respectively, and are expected to approximate 2000 levels as a percentage of total sales in 2001. Intermittent testing products represented 44%, 39% and 63% of sales in 2000, 1999 and 1998, respectively, with continuous monitoring products comprising the remaining sales in each year.

For the year ended December 31, 2000, intermittent blood testing products revenue was comprised of 67% instrument related revenue and 33% disposable cartridge related revenue. Continuous monitoring products revenue was comprised of 78% instrument related revenue and 22% disposable sensor revenue. The Company's revenues are affected principally by the number of instruments, both monitors and IRMA analyzers, placed with customers and the rate at which disposable sensors and cartridges are used in connection with these products. As of December 31, 2000, the Company has sold approximately 7,600 instruments. Unit sales of instruments in 2000 increased approximately 40% from 1999, while disposable sensor and cartridge unit sales increased approximately 28%. As the Company grows, it is expected that the growing end-user customer base will increase the usage and rate of usage of disposable products, with the result that overall disposable product sales will exceed that of instrument sales.

COST OF SALES   Cost of sales totaled $17,738,103 for 2000, compared to
$15,779,694 for 1999 and $11,334,721 for 1998. Cost of sales as a percentage of revenue was 70% in 2000, 84% in 1999 and 93% in 1998. The year-to-year improvement in the Company's cost of sales as a percentage of revenue reflects increased unit sales volumes, a higher ratio of instrument sales to total sales, improved cartridge and sensor yields, a reduction in instrument material costs, and the impact of operational efficiencies and process improvements. These improvements were partially offset by lower average sales prices each year, and in 1999, the impact of sales returns from distributors that were displaced as a result of the Company's exclusive distribution agreement with Agilent. The impact of lower pricing was partially mitigated in 2000 by royalty revenue from the Agilent distribution agreement.

OPERATING EXPENSES   Total operating expenses decreased $2.7 million or 21% from
1999 to 2000, following a decrease of $5 million or 28% from 1998 to 1999. The significant year-to-year decline in operating expenses is primarily the result of research and development funding received from Agilent as part of the distribution agreement and the transfer during 1999 of the Company's sales and marketing functions to Agilent.

Research and development expenses totaled $4,962,348, compared to $4,847,463 in 1999 and $6,466,154 in 1998. The 25% decline in expenses from 1998 to 1999 was primarily due to the recognition in 1999 of approximately $1.2 million of research and development funding received from Agilent as part of the distribution agreement. Additional investments were made during 2000 to support new research and development projects, the impact of which was reduced by the recognition of $2 million of funding from Agilent.

Selling, general and administrative expenses totaled $5,300,918, compared to $8,103,826 in 1999 and $11,529,922 in 1998. The significant year-to-year decreases in expenses were primarily impacted by funding of sales activities by Agilent from June 1999 through October 1999 and the transfer in November 1999 of most of the Company's sales and marketing functions to Agilent.

INTEREST AND OTHER   The Company realized interest income of $787,396 in 2000,
compared to $528,787 in 1999 and $422,441 in 1998. The year-to-year improvements in interest income reflect the impact of higher average cash and investment balances each year, primarily affected by the timing of the Company's financing activities, funding received from Agilent and improved cash flows from operations.

Interest expense totaled $586,616 in 2000, compared to $630,459 in 1999 and $807,411 in 1998. The year-to-year decline in expense primarily reflects lower average debt balances each successive year, and in 1999, a reduction in the amount of higher interest bearing capital lease debt relative to total debt outstanding.

Other income (expense), net, was comprised of net other expense of $105,435 and $98,076 in 2000 and 1999, respectively, following net other income of $172,579 in 1998. The change in net amounts from 1998 to 1999 was primarily due to a reduction in foreign currency transaction gains.

NET LOSS   Net loss for the year ended December 31, 2000 was $2,647,617, compared to $10,243,547 in 1999 and $17,387,662 in 1998. The year-to-year improvement in net loss reflects revenue growth; improved margins, influenced by higher unit volumes, changes in revenue mix and improved manufacturing yields; and reduced operating expenses due primarily to research and development funding received from Agilent and the transfer of the Company's sales and marketing functions to Agilent.

The Company is currently operating in an environment with uncertainties and changes that may impact 2001 financial results. These include the initial impact of new product introductions on sales of existing hardware product lines, the impact on sales of reduced capital spending in the healthcare sector over the past year and the general slowdown of the U.S. economy, and the impact of a potential transition of the distribution channel as a result of the pending sale of Agilent's healthcare business to Royale Philips Electronics. Revenue and gross profit levels in 2001 will depend in part on the impact of the above as well as revenue mix. As a result, the Company's financial performance for 2001 may potentially not improve or substantially improve from that of 2000.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2000, the Company had working capital of approximately $14.3 million, a decrease of approximately $700,000 from the working capital of $15 million reported at December 31, 1999. The net decrease primarily reflects the impact of the amount and timing of proceeds from private equity placements in 1999 and the timing of proceeds from Agilent for funding of research and development expenses and royalties, partially offset by an improvement in net cash used in operating activities for the year ended December 31, 2000. Through December 31, 2000, the Company raised approximately $148 million through the public and private sales of its equity securities and the issuance of convertible promissory notes.

Net cash used in operating activities totaled $5.2 million for the year ended December 31, 2000, compared to $3 million and $18.8 million for the same periods in 1999 and 1998, respectively. This was the result of net losses of $2.6 million, $10.2 million and $17.4 million for these same periods in 2000, 1999 and 1998, respectively, adjusted by changes in key operating assets and liabilities, primarily accounts receivable, inventories, accounts payable, accrued expenses and deferred credits and revenue.

As discussed in note 17 of Notes to Consolidated Financial Statements, effective January 1, 1998, the Company changed the year-end of its wholly-owned subsidiary, Diametrics Medical, Ltd. ("DML"), to December 31 from November 30 to produce a consistent reporting period for the consolidated entity. As a result of this change in year-end, DML's net results of operations for the month of December 1997 were closed to beginning accumulated deficit as of January 1, 1998. Additionally, the changes in DML's operating assets and liabilities during the month of December 1997 are included in the Consolidated Statement of Cash Flows for the year ended December 31, 1998. The discussion below of changes in accounts receivable, inventories, accounts payable and accrued expenses includes the impact of the DML year-end change on these balances.

Net accounts receivable decreased $109,000 for the year ended December 31, 2000, compared to increases of $1.4 million and $1.7 million in 1999 and 1998, respectively. In spite of a significant increase in sales in each year, accounts receivable growth declined between 1998 and 1999 and the balance decreased in 2000 primarily due to an improvement in days sales outstanding each successive year, impacted by the Company's distribution partnerships, and the timing of sales.

Inventories increased $164,000 for the year ended December 31, 2000, after a decrease of $651,000 in 1999 and an increase of $1.3 million in 1998. The increase in 1998 was due to increased inventory levels needed to begin internal assembly of the Company's IRMA SL analyzers and to meet an expected increase in demand. The decrease in 1999 and small increase in 2000 reflect a decrease in finished goods inventories in both years. The decline in finished goods inventory in 2000 was offset by an increase in work-in-process inventory to meet anticipated production and sales requirements in the first quarter of 2001. Each year's average inventory balance was positively impacted by successive improvements in inventory turnover, stemming from improved inventory management.

Accounts payable and accrued expenses decreased $647,000 for the year ended December 31, 2000, after an increase of $405,000 in 1999 and a decrease of $1.5 million in 1998. The decrease in 1998 was affected primarily by a reduction in accrued interest payable, due to the timing of interest payments, and reductions in product upgrade accruals as upgrades were completed from a prior year's upgrade program, combined with timing of payments to vendors and employees. The increase in 1999 is primarily due to increased accruals for costs to complete additional committed product upgrades, and employee bonuses. The decline in 2000 was affected primarily by the timing of vendor payments and reductions in product upgrade accruals as upgrades were completed from the prior year program.

Deferred credits and revenue decreased $4.1 million during 2000, after a $5.1 million increase in 1999. The increase in 1999 primarily reflects the receipt of $9.5 million of prepaid funding from Agilent under the terms of the distribution agreement, partially offset by the recognition of approximately $4.4 million of the funding as a reduction of 1999 expenses. The decrease in 2000 represents the recognition of funding from Agilent for research and development and royalties of $4.3 million, partially offset by customer advance payments.

Net cash provided by investing activities totaled $1.4 million for the year ended December 31, 2000, following net cash used in investing activities of $9.1 million in 1999 and net cash provided by investing activities of $3.2 million in 1998. These year-to-year changes were primarily affected by the amounts and timing of equity funding, which affected the amount of cash available for the purchase of marketable securities. Purchases of property and equipment also affected net cash provided by or used in investing activities, and totaled $3.6 million for the year ended December 31, 2000, $1.7 million in 1999 and $2.3 million in 1998. Capital additions in each year consisted primarily of investments in development and production equipment and software and instruments for internal use in research and development and sales. In 2001, the Company expects total capital expenditures and new lease commitments to approximate $2.4 million for the year, primarily reflecting investments to support new product development and production.

Net cash provided by financing activities totaled $3.6 million for the year ended December 31, 2000, compared to $11.8 million in 1999 and $16.4 million in 1998. The year-to-year changes were due primarily to the amounts and timing of equity funding and the amount of proceeds from employee stock plans and warrant exercises in each of these years.

In late 1996 and throughout 1997, the Company entered into long-term debt obligations of approximately $8.9 million. The original debt consisted of a $7.3 million senior secured fixed rate loan note issued to Pfizer Inc. in connection with the Company's acquisition of DML and approximately $1.6 million in notes payable for equipment financing. Proceeds from the issuance in August 1998 of $7.3 million of Convertible Senior Secured Fixed Rate Notes, issued in conjunction with a private equity placement, were simultaneously used to retire the $7.3 million Pfizer note. The Company's long-term debt obligations require principal and interest repayments of approximately $1 million in 2001, $700,000 in 2002 and $7.6 million in 2003.

Effective March 31, 1998, the Company secured a $1 million receivable backed line of credit. The loan agreement requires the Company's accounts receivable collections to be applied to reduce the loan balance, including advances, interest and fees. At December 31, 2000, no advances were outstanding under the line of credit.

At December 31, 2000, the Company had U.S. net operating loss and research and development tax credit carryforwards for income tax purposes of approximately $117.5 million and $1.3 million, respectively. (See note 12 of Notes to Consolidated Financial Statements for further discussion).

The Company believes currently available funds and cash generated from projected operating revenues, supplemented by proceeds from employee stock plans, warrant exercises and asset based credit, along with proceeds from funding agreements with Agilent, will meet the Company's working capital needs. If the amount or timing of funding from these sources or cash requirements vary materially from those currently planned, the Company could require additional capital. The Company's long-term capital requirements will depend upon numerous factors, including the rate of market acceptance of the Company's products, the level of resources devoted to expanding the Company's business and manufacturing capabilities, and the level of research and development activities. While there can be no assurance that adequate funds will be available when needed or on acceptable terms, management believes that the Company will be able to raise adequate funding if needed.

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

The effect of foreign exchange rate fluctuations on the Company's financial results for the years ended December 31, 2000, 1999 and 1998 was not material. The Company does not currently use derivative financial instruments to hedge against exchange rate risk. Because foreign exchange exposure to these rate fluctuations increases as intercompany balances grow, the Company will continue to evaluate the need to initiate hedging programs to mitigate the impact on intercompany balances of changes in the exchange rate of the British pound sterling to the U.S. dollar.

The Company's exposure to interest rate risk is limited to borrowings under a $1 million receivable backed credit line and a bank loan. Any advances under the line of credit bear interest on the unpaid principal amount at a fluctuating rate tied to the Prime Rate, while amounts outstanding under the bank loan bear interest at a fluctuating rate tied to the bank's base rate. The Company does not use derivative financial instruments to manage interest rate risk. Borrowings under the line of credit are limited to $1 million and are generally repaid within a few months. The outstanding balance under the bank loan is less than $100,000. Given the above, the Company's exposure to interest rate risk is not believed to be material. All other existing debt agreements of the Company bear interest at fixed rates, and are therefore not subject to exposure from fluctuating interest rates.

EURO CONVERSION

As noted under "Market Risk," the Company sells and distributes most of its products globally through distributors, with sales denominated in U.S. dollars. The Company's subsidiary, DML, conducts its operations from the U.K. The U.K. is one of the four countries of the European Union ("EU") that did not adopt the euro as its legal currency effective January 1, 1999; however, the U.K. may convert to the euro at a later date. The conversion to the euro by the participating countries of the EU is not expected to result in large-scale changes to the denominations or pricing of the Company's sales contracts.

The Company has assessed the potential impact of the euro conversion on business processes, information technology systems and fixed assets in its U.K. operations, and has made required changes.

While the Company will continue to evaluate the impact of the euro conversion over time, based upon currently available information, management does not believe that the conversion to the euro currency will have a material impact on the Company's financial condition or overall trends in results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," (as amended by SFAS No. 137 with respect to the effective date and SFAS No. 138 with respect to certain hedging activities) is effective for the Company in January 2001. SFAS No. 133 requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value on a mark-to-market basis. This applies whether the derivatives are stand-alone instruments, such as forward currency exchange contracts and interest rate swaps or collars, or embedded derivatives, such as call options contained in convertible debt investments. Along with the derivatives, the underlying hedged items are also to be marked-to-market on an ongoing basis. These market value adjustments are to be included either in net earnings or loss in the statement of operations or in other comprehensive income (and accumulated in shareholders' equity), depending on the nature of the transaction. The Company has evaluated SFAS No. 133, and has concluded that it does not have a material effect on its financial statements.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No.101 which provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. As amended, SAB 101 is effective no later than the fourth fiscal quarter of all fiscal years beginning after December 15, 1999. The Company was required to adopt the guidance of this bulletin no later than the fourth quarter of 2000. In October 2000, the Office of the Chief Accountant issued guidance on frequently asked questions and answers regarding SAB 101. The Company has reviewed SAB 101 and its related guidance, and has concluded that its revenue recognition policies are in compliance with SAB 101.

The Company's discussion and analysis of results of operations and financial condition, including statements regarding the Company's expectations about new and existing products, future financial performance, market risk exposure and other forward looking statements are subject to various risks and uncertainties, including, without limitation, demand and acceptance of new and existing products, technological advances and product obsolescence, competitive factors, stability of domestic and international financial markets and economies, the performance of the Company's distributors and the availability of capital to finance growth. These and other risks are discussed in greater detail in an exhibit in the Company's Form 10-K filed with the U.S. Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           Years ended December 31,
                                                 -------------------------------------------------
Diametrics Medical, Inc. and Subsidiary              2000             1999                1998
--------------------------------------------------------------------------------------------------
Net sales                                       $ 25,258,407    $  18,687,184        $  12,155,526
Cost of sales                                     17,738,103       15,779,694           11,334,721
                                                --------------------------------------------------
       Gross profit                                7,520,304        2,907,490              820,805


Operating expenses:
     Research and development                      4,962,348        4,847,463            6,466,154
     Selling, general and administrative           5,300,918        8,103,826           11,529,922
                                                --------------------------------------------------

                                                  10,263,266       12,951,289           17,996,076
                                                --------------------------------------------------
       Operating loss                             (2,742,962)     (10,043,799)         (17,175,271)


Interest income                                      787,396          528,787              422,441
Interest expense                                    (586,616)        (630,459)            (807,411)
Other income (expense), net                         (105,435)         (98,076)             172,579
                                                --------------------------------------------------
       Net loss                                 $ (2,647,617)   $ (10,243,547)       $ (17,387,662)
                                                ==================================================

Basic and diluted net loss per common share     $      (0.10)   $       (0.41)       $       (0.79)
                                                ==================================================

Weighted average common shares outstanding        26,490,826       24,719,038           21,996,382
                                                ==================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                           December 31,
                                                                                    ----------------------------
Diametrics Medical, Inc. and Subsidiary                                                2000            1999
----------------------------------------------------------------------------------------------------------------
Assets

Current assets:
   Cash and cash equivalents                                                      $   2,431,704      $ 2,786,162
   Marketable securities                                                              6,281,761       11,339,009
   Accounts receivable, net of allowance for doubtful accounts of
      $153,750 in 2000 and $200,000 in 1999                                           6,682,129        6,790,673
   Inventories                                                                        4,280,234        4,116,348
   Prepaid expenses and other current assets                                            397,406          285,336
                                                                                  ------------------------------
     Total current assets                                                            20,073,234       25,317,528
                                                                                  ------------------------------

Property and equipment, net                                                           7,336,283        5,774,497

Other assets, net                                                                       401,240          880,171
                                                                                  ------------------------------
                                                                                  $  27,810,757      $31,972,196
                                                                                  ==============================

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable                                                               $   2,398,987      $ 2,438,550
   Accrued expenses                                                                   1,914,409        2,414,785
   Deferred credits and revenue                                                       1,000,365        5,105,214
   Current portion of long-term liabilities                                             425,775          349,511
                                                                                  ------------------------------
     Total current liabilities                                                        5,739,536       10,308,060
                                                                                  ------------------------------
Long-term liabilities:
   Long-term liabilities, excluding current portion                                   7,472,215        7,813,796
   Other liabilities                                                                    414,115            9,684
                                                                                  ------------------------------
     Total liabilities                                                               13,625,866       18,131,540
                                                                                  ------------------------------

Shareholders' equity:
    Preferred stock, $.01 par value: 5,000,000 shares
     authorized, none issued                                                                  -                -
   Common stock, $.01 par value: 35,000,000 shares authorized, 26,713,166 and 25,778,499 shares issued and outstanding at December 31, 2000
     and 1999, respectively                                                             267,132          257,785
   Additional paid-in capital                                                       147,291,259      143,463,332
   Accumulated deficit                                                             (132,011,571)    (129,363,954)
   Accumulated other comprehensive loss                                              (1,361,929)        (516,507)
                                                                                  ------------------------------
     Total  shareholders' equity                                                     14,184,891       13,840,656
                                                                                  ------------------------------
Commitments and contingencies (notes 8, 15, and 16)
                                                                                  $  27,810,757      $31,972,196
                                                                                  ==============================


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF  SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS

                                                        Additional                   Accumulated other     Total
Diametrics Medical, Inc.                      Common     paid-in       Accumulated     comprehensive   shareholders'
and Subsidiary                                stock      capital         deficit       income (loss)      equity
-----------------------------------------------------------------------------------------------------------------------
   Balance, December 31, 1997               $ 208,899 $ 113,970,247  $ (101,055,680)  $   (350,189)     $ 12,773,277
                                           =========================================================================

Net loss                                            -             -     (17,387,662)             -       (17,387,662)
Foreign currency translation adjustment             -             -               -        (98,328)          (98,328)
Minimum pension liability                           -             -               -        223,352           223,352
                                           -------------------------------------------------------------------------
Comprehensive loss for the year ended
   December 31, 1998                                -             -     (17,387,662)       125,024                 -
Issued common stock                            21,582    14,792,052               -              -        14,813,634
Issued common stock under
   employee stock purchase plan                   450       209,646               -              -           210,096
Exercise of options to common stock             2,441     1,183,531               -              -         1,185,972
Exercise of warrants to common stock              544       309,144               -              -           309,688
Issued stock options in lieu of cash
   compensation                                     -        12,600               -              -            12,600
Effect of subsidiary's year-end change              -             -        (677,065)             -          (677,065)
                                           -------------------------------------------------------------------------
   Balance, December 31, 1998                 233,916   130,477,220    (119,120,407)      (225,165)       11,365,564
                                           =========================================================================
Net loss                                            -             -     (10,243,547)             -       (10,243,547)
Foreign currency translation adjustment             -             -               -       (405,483)         (405,483)
Minimum pension liability                           -             -               -        114,141           114,141
                                           -------------------------------------------------------------------------
Comprehensive loss for the year ended
   December 31, 1999                                -             -     (10,243,547)      (291,342)                -
Issued common stock                            21,303    11,849,017               -              -        11,870,320
Issued common stock under
   employee stock purchase plan                   329       146,284               -              -           146,613
Exercise of options to common stock             2,237       976,708               -              -           978,945
Issued stock options in lieu of cash
   compensation                                     -        14,103               -              -            14,103
                                           -------------------------------------------------------------------------
   Balance, December 31, 1999                 257,785   143,463,332    (129,363,954)      (516,507)       13,840,656
                                           =========================================================================
Net loss                                            -             -      (2,647,617)             -        (2,647,617)
Foreign currency translation adjustment             -             -               -       (333,522)         (333,522)
Minimum pension liability                           -             -               -       (511,900)         (511,900)
                                           -------------------------------------------------------------------------
Comprehensive loss for the year ended
   December 31, 2000                                -             -      (2,647,617)      (845,422)                -
Issued common stock under
   employee stock purchase plan                   190       107,743               -              -           107,933
Exercise of options to common stock             3,134     1,332,694               -              -         1,335,828
Exercise of warrants to common stock            6,023     2,387,490               -              -         2,393,513
                                           -------------------------------------------------------------------------
   Balance, December 31, 2000               $ 267,132 $ 147,291,259  $ (132,011,571)  $ (1,361,929)     $ 14,184,891
                                           =========================================================================

                                                  Total
Diametrics Medical, Inc.                      comprehensive
and Subsidiary                                income (loss)
                                           -------------------
Balance, December 31, 1997


Net loss                                      $(17,387,662)
Foreign currency translation adjustment            (98,328)
Minimum pension liability                          223,352
                                              ------------
Comprehensive loss for the year ended
   December 31, 1998                          $(17,262,638)
                                              ============
Issued common stock
Issued common stock under
   employee stock purchase plan
Exercise of options to common stock
Exercise of warrants to common stock
Issued stock options in lieu of cash
   compensation
Effect of subsidiary's year-end change
   Balance, December 31, 1998
Net loss                                      $(10,243,547)
Foreign currency translation adjustment           (405,483)
Minimum pension liability                          114,141
                                              ------------
Comprehensive loss for the year ended
   December 31, 1999                          $(10,534,889)
                                              ============
Issued common stock
Issued common stock under
   employee stock purchase plan
Exercise of options to common stock
Issued stock options in lieu of cash
   compensation
   Balance, December 31, 1999
Net loss                                       $(2,647,617)
Foreign currency translation adjustment           (333,522)
Minimum pension liability                         (511,900)
                                               -----------
Comprehensive loss for the year ended
   December 31, 2000                           $(3,493,039)
                                               ===========
Issued common stock under
   employee stock purchase plan
Exercise of options to common stock
Exercise of warrants to common stock
   Balance, December 31, 2000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               Years ended December 31,
                                                                      --------------------------------------------
Diametrics Medical, Inc. and Subsidiary                                   2000           1999           1998
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net loss                                                           $ (2,647,617)  $ (10,243,547) $ (17,387,662)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
      Depreciation and amortization                                      2,157,034       2,224,519      3,147,460
      Other                                                                   (102)         12,988         13,252
      Changes in operating assets and liabilities:
        Receivables, net                                                   108,544      (1,370,581)    (1,652,185)
        Inventories                                                       (163,886)        651,189     (1,325,613)
        Prepaid expenses and other current assets                         (112,070)        168,955        (44,360)
        Accounts payable                                                   (39,563)        (96,793)       393,253
        Accrued expenses                                                  (607,845)        501,842     (1,899,428)
        Deferred credits and revenue                                    (4,104,849)      5,105,214              -
                                                                      --------------------------------------------
          Net cash used in operating activities                         (5,410,354)     (3,046,214)   (18,755,283)
                                                                      --------------------------------------------

Cash flows from investing activities:
   Purchases of property and equipment                                  (3,437,775)     (1,689,372)    (2,252,544)
   Sale of evaluation and demonstration instruments                              -         944,737              -
   Purchases of marketable securities                                  (18,230,499)    (16,026,009)    (6,558,430)
   Proceeds from maturities of marketable securities                    23,287,747       7,663,443     11,983,629
   Other                                                                     4,261          25,819         11,891
                                                                      --------------------------------------------
          Net cash provided by (used in) investing activities            1,623,734      (9,081,382)     3,184,546
                                                                      --------------------------------------------

Cash flows from financing activities:
   Principal payments on borrowings                                       (370,679)     (1,143,337)    (1,306,067)
   Proceeds from borrowings                                                115,846               -      1,818,823
   Net proceeds from issuance of common stock                            3,837,274      12,995,878     16,519,390
   Principal payments on capital lease obligations                               -        (101,995)      (611,809)
                                                                      --------------------------------------------
          Net cash provided by financing activities                      3,582,441      11,750,546     16,420,337
                                                                      --------------------------------------------

Effect of subsidiary's year-end change on cash and cash equivalents              -               -       (664,819)

Effect of exchange rate changes on cash and cash equivalents              (150,279)       (269,402)      (110,851)

          Net increase (decrease) in cash and cash equivalents            (354,458)       (646,452)        73,930

Cash and cash equivalents at beginning of year                           2,786,162       3,432,614      3,358,684
                                                                      --------------------------------------------
Cash and cash equivalents at end of year                              $  2,431,704   $   2,786,162  $   3,432,614
                                                                      ============================================

Supplemental disclosures of cash flow information:

   Cash paid during the year for interest                             $    586,616   $     630,459  $   1,544,161
                                                                      ============================================

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS Diametrics Medical, Inc. along with its subsidiary ("the Company"), is a medical device company engaged in the development, manufacture and commercialization of critical care blood and tissue analysis systems which provide immediate or continuous diagnostic results at the point-of-patient care.

The Company markets its products to health care organizations primarily through distribution partners with exclusive global distribution rights. The Company also continues to sell direct to end-users for a small volume of products and transactions that are not subject to the exclusive distribution agreements.

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of Diametrics Medical, Inc. and Diametrics Medical, Ltd., its wholly-owned subsidiary. All material intercompany accounts and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION/TRANSACTIONS The financial statements of the Company's foreign subsidiary are translated into U.S. dollars for consolidation. All assets and liabilities are translated using period-end exchange rates and statements of operations items are translated using average exchange rates for the period. The resulting translation adjustments are recorded as a separate component of shareholders' equity. Also recorded as translation adjustments in shareholders' equity are transaction gains and losses on intercompany transactions and balances for which settlement is not planned or anticipated in the foreseeable future. Other foreign currency transaction gains and losses are included in determining net income, but have not been material in any of the years presented.

CASH AND CASH EQUIVALENTS The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2000, cash and cash equivalents consist mainly of U.S. government money market funds.

MARKETABLE SECURITIES Investments in marketable debt securities are classified as held to maturity and are stated at amortized cost, which approximates estimated fair value. At December 31, 2000, marketable securities consist mainly of investment grade commercial paper, with original maturities ranging from five to six months. These securities are classified as held-to-maturity because of the Company's intent and ability to hold its investments to maturity.

CONCENTRATION OF CREDIT RISK Financial instruments that may subject the Company to significant concentrations of credit risk consist primarily of trade receivables. The Company has two major distribution partners in the medical diagnostic device industry who market and sell the Company's products globally under exclusive distribution agreements. As of December 31, 2000, outstanding accounts receivable for one of these distributors represented 85% of total outstanding accounts receivable, and sales to this distributor represented 82% of sales for the year ended December 31, 2000. Customer creditworthiness is routinely monitored and collateral is not required.

INVENTORIES Inventories are stated at the lower of cost or market using the first in, first out method.

PROPERTY AND EQUIPMENT Property and equipment and purchased software are recorded at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of 2 to 7 years for equipment and furniture and the term of the underlying lease for leasehold improvements. Costs of computer software to be sold are accounted for in accordance with SFAS No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," and are amortized over a three-year estimated product life pro-ratably with projected sales over that period. Maintenance and repairs are expensed as incurred.

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

REVENUE RECOGNITION The Company recognizes revenue upon shipment of product to its distributors or customers or, in the case of trial instruments and monitors placed directly with end-user customers, upon the customer's acceptance of the product. The Company's sales terms to its distributors and customers provide no right of return outside of the Company's standard warranty policy discussed below under "Product Warranty," and payment terms consistent with industry standards apply.

RESEARCH AND DEVELOPMENT   Research and development costs relate to hardware and
software development and enhancements to existing products. All such costs are expensed as incurred, with the exception of software costs incurred after the technological feasibility of a software product to be sold has been established. Such software costs are capitalized and amortized in accordance with SFAS 86, discussed under "Property and Equipment" above. Research and development funds earned by the Company under the Agilent distribution agreement are recorded as a reduction of the development costs incurred.

NET LOSS PER COMMON SHARE Basic earnings per share ("EPS") is calculated by dividing net loss by the weighted average common shares outstanding during the period. Diluted EPS reflects the potential dilution to basic EPS that could occur upon conversion or exercise of securities, options, or other such items, to common shares using the treasury stock method based upon the weighted average fair value of the Company's common shares during the period. For each period presented, basic and diluted loss per share amounts are identical, as the effect of potential common shares is antidilutive.

The following is a summary of outstanding securities which have been excluded from the calculation of diluted EPS because the effect on net loss per common share would have been antidilutive:

                                                                                December 31,
                                                                   2000             1999             1998
                                                              -------------------------------------------
Common stock options                                          2,424,141        2,496,241        2,552,845
Common stock warrants                                         1,414,667        2,121,217        1,713,086
Convertible senior secured fixed rate notes                     869,047          869,047          869,047

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

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK BASED COMPENSATION The Company applies the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for the issuance of stock incentives to employees and directors and, accordingly, no compensation expense related to employees' and directors' stock incentives has been recognized in the financial statements.

IMPAIRMENT OF LONG-LIVED ASSETS The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

RECLASSIFICATIONS Certain 1999 and 1998 amounts have been reclassified from prior reported balances to conform to the 2000 presentation.

(2)  LIQUIDITY

The Company incurred a net loss of $2,647,617 for the year ended December 31, 2000. In addition, the Company has incurred net losses and has had negative cash flows from operating activities since inception. The Company believes proceeds from the funding agreements with Agilent, currently available funds and cash generated from projected revenues, supplemented by proceeds from employee stock plans, warrant exercises and asset based credit, will meet the Company's working capital needs.

(3)  INVENTORIES

                                                         December 31,
                                                   2000                1999
                                                ------------------------------
Raw materials                                   $1,735,460          $1,920,706
Work-in-process                                  1,320,521             658,983
Finished goods                                   1,224,253           1,536,659
                                                ------------------------------
                                                $4,280,234          $4,116,348
                                                ------------------------------


(4)    PROPERTY AND EQUIPMENT


                                                         December 31,
                                                   2000               1999
                                              -------------------------------
Manufacturing equipment                       $  7,417,492       $  6,412,203
Laboratory fixtures and equipment                1,870,254          1,874,789
Data equipment and furniture                     3,678,089          3,494,892
Leasehold improvements                           3,352,540          3,338,370
Purchased software                               1,022,330                  -
Tooling                                          2,601,734          2,071,556
Demonstration instruments                        1,765,246          1,300,443
Equipment-in-progress                              766,562            963,045
                                              -------------------------------
                                                22,474,247         19,455,298
Less accumulated depreciation
  & amortization                               (15,137,964)       (13,680,801)
                                              -------------------------------

                                              $  7,336,283       $  5,774,497
                                              -------------------------------


(5)  OTHER ASSETS

                                                         December 31,
                                                   2000                1999
                                                 ----------------------------

Purchased completed technology, net              $328,381            $722,442
Acquired customer base and
  other intangible assets, net                     67,259             147,970
Other                                               5,600               9,759
                                                 ----------------------------
                                                 $401,240            $880,171
                                                 ----------------------------


Amortization charged to expense for intangible assets was $474,772 in 2000, 1999 and 1998.


(6)    ACCRUED EXPENSES

                                                        December 31,
                                                 2000                1999
                                              ------------------------------
Employee compensation                         $1,195,974          $1,236,319
Product upgrades                                 171,577             292,746
Other                                            546,858             885,720
                                              ------------------------------
                                              $1,914,409          $2,414,785
                                              ------------------------------


(7)  DEFERRED CREDITS AND REVENUE

                                                         December 31,
                                                    2000              1999
                                                 ----------------------------

Deferred research and development funding        $  833,334        $2,833,334
Deferred royalty payments                                 -         2,260,000
Other deferred                                      167,031            11,880
                                               ------------------------------
                                                 $1,000,365        $5,105,214
                                               ------------------------------


The Company's distribution agreement with Agilent provides for prepaid funding of research and development costs and royalty payments over the initial term of the agreement. These prepayments are recognized ratably over the periods earned.


(8)    BORROWINGS
                                                            December 31,
                                                        2000          1999
                                                     ------------------------
Long-term debt:
     Convertible senior secured fixed
      rate notes                                     $7,300,000    $7,300,000
     Notes payable and bank loan                        597,990       863,307
                                                     ------------------------
                                                      7,897,990     8,163,307
Less current portion of long-term debt                 (425,775)     (349,511)
                                                     ------------------------
                                                     $7,472,215    $7,813,796
                                                     ------------------------

The aggregate maturities of outstanding long-term debt are:

Year ending December 31:
2001                                                            $  425,775
2002                                                               162,771
2003                                                             7,309,444
                                                                ----------
                                                                $7,897,990
                                                                ----------

On August 4, 1998, the Company issued Convertible Senior Secured Fixed Rate Notes with proceeds aggregating $7,300,000. Interest on the Convertible Senior Secured Fixed Rate Notes is payable quarterly in arrears, at 7.00% per annum. The full principal balance is due August 4, 2003. The notes are secured by the issued and outstanding shares of DML, 100% of which are owned by the Company.

The Convertible Senior Secured Fixed Rate Note agreements contain provisions, which in the event of a change in control of the Company, allow the note holders to require the Company to repurchase all or a portion of the holders' notes at a purchase price of 100% of the principal amount plus accrued and unpaid interest. In addition, the note agreements contain provisions under which the note holders may convert the notes into shares of Common Stock of the Company at a conversion price of $8.40 per share, subject to adjustment for the impact of certain transactions initiated by the Company that result in dilution of the note holders' investment in the Company.

Amounts outstanding under notes payable total $513,796 and $863,307 at December 31, 2000 and 1999, respectively, and require principal and interest payments in monthly installments at varying amounts through September 2003. The annual interest rates for the notes range from 10.1% to 10.95%. The amount outstanding under the bank loan totals $84,194 at December 31, 2000 and bears interest at a fluctuating rate equal to the bank's base rate plus 2.25%. Maturity dates of the notes and loan range from December 1, 2001 to September 25, 2003, and all related borrowings are secured by equipment. See also note 13.

The Company has a $1,000,000 receivable backed credit line. The loan agreement requires the Company's accounts receivable collections be applied to reduce the loan balance, including advances, interest and fees. All advances under the line of credit bear interest on the unpaid principal amount at a fluctuating rate equal to the Prime Rate plus three percent. Interest is payable monthly in arrears. The loan agreement requires the monthly payment of an annualized unutilized loan fee equal to one half of one percent (.5%) of the difference between the committed available loan amount and the average outstanding loan balance. The full $1,000,000 available under the line of credit was unused at December 31, 2000. See also note 13.

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

Under the plans, the option price is equal to the fair value on the date of grant. Under the 1990 Stock Option Plan, options become exercisable over varying periods and terminate up to ten years from the date of grant. Under the 1993 Directors' Stock Option Plan, initial grants of options to new directors become exercisable over a three-year period and terminate ten years from the date of grant. Subsequent annual grants to directors vest six months after the date of grant. At December 31, 2000, 319,686 and 91,058 additional shares were available for grant under the 1990 Stock Option Plan and 1993 Directors' Stock Option Plan, respectively.

The following tables reflect the per share weighted-average fair value of stock options granted during 2000, 1999 and 1998 under each of the plans on the date of grant using the Black Scholes option-pricing model with the following assumptions: annualized volatility of 77.94%, 76.93% and 84.42% for 2000, 1999 and 1998, respectively; risk-free interest rate of 5.9% in 2000, 5.6% in 1999 and 5.0% in 1998; and for each year, an expected life of five and three years for the 1990 Stock Option Plan and 1993 Directors' Stock Option Plan, respectively.

Summarized below is the status of the Company's stock option plans as of December 31, 2000, 1999 and 1998 and changes during those years:

                                                   2000                             1999                             1998
                                         ----------------------------    ----------------------------      -------------------------
                                                          Weighted                        Weighted                       Weighted
                                                          average                         average                        average
1990 Stock Option Plan                    Shares       exercise price      Shares      exercise price       Shares    exercise price
                                         ----------------------------    ----------------------------      -------------------------
Outstanding at beginning of year         2,292,079          $ 5.50        2,392,714         $ 5.43         2,387,797        $ 5.26
Granted                                    286,000           11.80          447,668           6.02           321,554          6.59
Exercised                                 (280,236)           4.14         (223,723)          4.38          (236,062)         4.87
Expired                                    (83,275)           6.23         (324,580)          6.46           (80,575)         6.63
                                        ----------                       ----------                       ----------
Outstanding at end of year               2,214,568            6.46        2,292,079           5.50         2,392,714          5.43
                                        ----------                       ----------                       ----------

Options exercisable at year-end          1,572,067            5.57        1,422,129           5.22         1,420,403          5.05

Weighted-average fair value of
 options granted during the year        $     7.03                       $     4.00                       $     4.59

1993 Directors' Stock Option Plan

Outstanding at beginning of year           204,162          $ 6.17          160,131         $ 6.12           114,375        $ 5.89
Granted                                     57,334            8.80           44,031           6.38            64,631          7.32
Exercised                                  (33,119)           5.34                -              -            (8,000)         4.63
Expired                                    (18,804)           7.78                -              -           (10,875)        12.00
                                        ----------                       ----------                       ----------
Outstanding at end of year                 209,573            6.88          204,162           6.17           160,131          6.12
                                        ----------                       ----------                       ----------

Options exercisable at year-end            191,573            6.77          195,162           6.13           131,256          6.08

Weighted-average fair value of
 options granted during the year        $     4.79                       $     3.42                       $     4.45

The following table summarizes information concerning stock options outstanding and exercisable options at December 31, 2000 for the above plans:

                              OPTIONS OUTSTANDING                                                  OPTIONS EXERCISABLE
       ----------------------------------------------------------------------------        ----------------------------------
                                                      Weighted           Weighted                                  Weighted
                                                       average           average                                   average
              Range of               Number           remaining          exercise               Number             exercise
          exercise prices         outstanding           life              price              exercisable            price
       ----------------------------------------------------------------------------        ----------------------------------
        $ 1.72   -    3.88              89,875              2.5              $ 2.72                89,875              $ 2.72
          4.25   -    4.94             544,756              5.7                4.65               509,506                4.66
          5.00   -    5.94             522,716              7.2                5.60               277,191                5.41
          6.00   -    6.88             656,708              5.2                6.13               651,458                6.12
          7.00   -    7.94             100,356              6.5                7.43                63,718                7.32
          8.00   -    9.75             236,402              7.0                8.44               169,564                8.58
         11.25   -   12.63             273,328              9.2               12.00                 2,328               11.52
                                --------------                                             --------------
                                     2,424,141              6.3                6.50             1,763,640                5.70
                                --------------                                             --------------

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

                                                   2000                  1999                  1998
                                               --------------------------------------------------------
Net loss as reported                           $(2,647,617)         $(10,243,547)         $(17,387,662)
Net loss pro forma                             $(4,699,675)         $(12,045,839)         $(19,284,933)

Net loss per share as reported                 $     (0.10)         $      (0.41)         $      (0.79)
Net loss per share pro forma                   $     (0.18)         $      (0.49)         $      (0.88)

In connection with certain financing and marketing arrangements entered into since the Company's inception, the Company has granted stock purchase warrants for the purchase of common stock. The stock purchase warrants become exercisable over varying periods and expire up to ten years from the date of grant. Warrant holders exercised warrants for the purchase of 686,550 shares during 2000, which exceeded the number of related shares of common stock issued by the Company by 84,283 shares. This occurred due to cashless exercise provisions in certain of the warrant agreements that allowed the warrant holders to purchase shares of the Company's common stock by surrendering warrants valued at the then current market value of the common stock. At December 31, 2000, stock purchase warrants representing 1,414,667 shares were exercisable. Stock warrants outstanding under these arrangements are summarized as follows:

                                            2000                            1999                            1998
                                   ------------------------------------------------------------------------------------------------
                                                        Exercise                        Exercise                        Exercise
                                                          price                           price                           price
                                        Shares          per share       Shares          per share       Shares          per share
                                   -------------    ---------------  -----------    ---------------  -----------    ---------------
Outstanding at beginning of year       2,121,217   $  1.72  -  8.40    1,713,086   $  1.72  -  8.40    1,028,160   $  1.72  -  6.75
Granted                                        -                  -      452,381               8.40      739,286      5.19  -  8.40
Exercised                               (686,550)     1.72  -  6.75            -                  -      (54,360)     5.19  -  6.13
Expired                                  (20,000)              5.25      (44,250)              6.00            -                  -
                                   -------------                     -----------                     -----------
Outstanding at end of year             1,414,667      4.53  -  8.40    2,121,217      1.72  -  8.40    1,713,086      1.72  -  8.40
                                   -------------                     -----------                     -----------

Warrants exercisable at year-end       1,414,667      4.53  -  8.40    2,112,880      1.72  -  8.40    1,671,753      1.72  -  8.40

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

     Participant elections resulted in the issuance of 19,044 shares at an average price per share of $5.67 in 2000, 32,852 shares at an average price per share of $4.46 in 1999 and 45,012 shares at an average price per share of $4.67 in 1998.

(11) EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) savings plan for its U.S. employees. U.S. employees of the Company who meet certain age and service requirements may contribute up to 20 percent of their salaries to the plan on a pre-tax basis. The Company has the discretion to match employee contributions up to 6 percent of compensation. During 2000, the Company matched $.50 for each $1.00 contributed by an employee up to a maximum company contribution of $1,000 per year. The matching contributions in 2000 totaled $51,390.

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

     The following provides a reconciliation of the projected benefit obligation, plan assets and funded status of the Retirement Plan at December 31, along with the components of net periodic pension cost for each year presented:

                                                                            2000           1999
                                                                      ------------------------------
Change in Projected Benefit Obligation
     Projected benefit obligation at beginning of year                    $ 5,442,408    $ 4,924,458
     Service cost                                                             404,320        373,689
     Interest cost                                                            290,320        279,862
     Plan participants' contributions                                         143,201         94,316
     Actuarial (gain) loss                                                     35,266        (16,021)
     Benefits paid                                                            (26,466)       (10,352)
     Foreign currency exchange rate changes                                  (415,194)      (203,544)
                                                                      ------------------------------
     Projected benefit obligation at end of year                          $ 5,873,855    $ 5,442,408
                                                                      ------------------------------

Change in Plan Assets
     Fair value of plan assets at beginning of year                       $ 5,011,470    $ 3,970,197
     Actual return on plan assets                                            (150,062)       830,259
     Employer contribution                                                    308,448        292,580
     Plan participants' contributions                                         143,201         94,316
     Benefits paid                                                            (26,466)       (10,352)
     Foreign currency exchange rate changes                                  (374,021)      (165,530)
                                                                      ------------------------------
     Fair value of plan assets at end of year                             $ 4,912,570    $ 5,011,470
                                                                      ------------------------------

     Funded status                                                        $  (961,285)   $  (430,938)
     Unrecognized actuarial loss                                            1,091,350        453,534
                                                                      ------------------------------
     Net amount recognized                                                $   130,065    $    22,596
                                                                      ------------------------------

     Amounts recognized in the balance sheet consist of:
              Accrued benefit liability                                   $  (414,115)    $   (9,684)
              Minimum pension liability                                       544,180         32,280
                                                                      ------------------------------
     Net amount recognized                                                $   130,065     $   22,596
                                                                      ------------------------------

     Rate assumptions:
     Discount rate                                                              5.75%          5.75%
     Rate of salary progression                                                 3.75%          3.50%
     Long-term rate of return on assets                                         8.00%          9.50%

                                                                           Years ended December 31,
Components of Net Periodic Benefit Cost                                      2000           1999
                                                                      ------------------------------
     Service cost                                                         $  404,320     $  373,689
     Interest cost                                                           290,320        279,862
     Expected return on plan assets                                         (389,120)      (310,598)
     Recognized net actuarial loss                                                 -         21,030
                                                                      -----------------------------
                                                                          $  305,520     $  363,983
                                                                      -----------------------------

(12) INCOME TAXES

     The Company has incurred net operating losses since inception. The Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements.

     As of December 31, 2000 the Company had U.S. tax net operating loss and research and development tax credit carryforwards of approximately $117,451,000 and $1,307,000, respectively. Should a cumulative "change in ownership" occur within a three-year period, use of the Company's net operating loss carryforwards may be limited. If not used, these net operating loss carryforwards begin to expire in 2005.

     The Company's foreign subsidiary also has a net operating loss carryforward of approximately $46,288,000 which can be carried forward indefinitely, subject to review by the governmental taxing authority.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at December 31:

                                                        2000              1999
                                                    ------------------------------
Tax credits                                         $  1,307,000     $  1,234,000
Federal net operating loss carryforward               43,477,000       40,294,000
Foreign net operating loss carryforward               15,275,000       15,409,000
Deferred revenue                                         313,000        1,889,000
Fixed asset depreciation                                 524,000          705,000
Amortization of goodwill                                 488,000          371,000
Accrued expenses                                         163,000          160,000
Other differences                                        124,000          126,000
Valuation allowance                                  (61,671,000)     (60,188,000)
                                                    -----------------------------

Net deferred tax asset                              $          -     $          -
                                                    -----------------------------

     The provision for income taxes differs from the expected tax expense, computed by applying the federal corporate rate of 34% to earnings before income taxes as follows:

                                                            2000              1999             1998
                                                         ---------------------------------------------
Expected federal benefit                                 $ (900,000)     $(3,483,000)      $(5,912,000)
State tax, net of federal benefit                          (104,000)        (293,000)         (522,000)
Compensation expense for tax purposes
   in excess of amounts recognized for
   financial reporting purposes                            (238,000)               -          (107,000)
Other, net                                                 (241,000)        (259,000)           12,000
Increase in valuation allowance                           1,483,000        4,035,000         6,529,000
                                                         ---------------------------------------------

                                                         $        -      $         -       $         -
                                                         ---------------------------------------------

(13) RELATED PARTY TRANSACTIONS

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

     Two of the directors of the Company are affiliated with BCC Acquisition II LLC, and one of these directors participated in the Common Stock Purchase Agreement and the related sale of Convertible Senior Secured Fixed Rate Notes. This director is also a director of DVI, Inc., a health care finance company with which the Company has outstanding notes payable as of December 31, 2000 and an available receivable backed credit line. See note 8 for further detail on the credit line, notes payable and Convertible Senior Secured Fixed Rate Notes.

     The Company's exclusive distributors, Codman and Agilent Technologies, are shareholders of the Company. Sales to these parties were approximately $22.7 million for the year ended December 31, 2000. As of December 31, 2000, outstanding accounts receivable for these distributors represented 89% of total outstanding accounts receivable.

(14) BUSINESS SEGMENT INFORMATION

     The Company develops, manufactures and markets blood and tissue analysis systems that provide immediate or continuous diagnostic results at the point-of-patient care. The Company's blood and tissue analysis systems consist of two technology platforms. The first platform includes intermittent blood testing products based on electrochemical and optical technology, and the second platform includes continuous monitoring products based on fiberoptic technology. Effective November 1, 1999, the Company's products are sold primarily to acute care hospitals via third party distribution channels including corporate partners strategically positioned to access worldwide markets. Prior to this, sales in the U.S., United Kingdom and Germany were made through the Company's direct sales force. The Company's disposable cartridges and sensors for the intermittent and continuous monitoring technology platforms, respectively, are manufactured at the Company's facilities. Hardware components of both technology platforms are sub-contracted to outside vendors with portions of the hardware assembly performed internally at the Company's facilities. Both technology platforms are subject to similar regulatory monitoring by the United States Food and Drug Administration and comparable agencies in other countries. The Company's long term outlook for the two technology platforms is that with increased sales volumes, they will exhibit similar financial performance in terms of sales trends and gross margins. Based upon the above, the Company has identified one reportable operating segment consisting of medical diagnostic products which provide blood and tissue analysis at the point-of-patient care.

     Information regarding the Company's operations in different geographies for the years ended December 31 is as follows:

                                                 2000               1999              1998
                                          ----------------------------------------------------
Sales to unaffiliated customers
     Germany                                 $ 17,338,465       $  6,250,366       $  150,101
     United States                              6,219,310         10,281,646        4,879,367
     Japan                                        883,299            968,118        1,215,037
     All other foreign countries                  817,333          1,187,054        5,911,021
                                          ---------------------------------------------------
                                             $ 25,258,407       $ 18,687,184      $12,155,526
                                          ---------------------------------------------------
Long-lived assets
     United States                           $  4,770,092       $  3,301,162      $ 3,682,879
     United Kingdom                             2,566,191          2,473,335        3,239,914
                                          ---------------------------------------------------
                                             $  7,336,283       $  5,774,497      $ 6,922,793
                                          ---------------------------------------------------

     Sales attributed to geographic areas are based upon customer location. Long-lived assets consist of property and equipment located at the Company's facilities in the United States and the United Kingdom.

     Sales to major customers that exceeded 10% of total net sales for the years ended December 31 were as follows:

                           2000              1999              1998
                     ------------------------------------------------
Customer A                  82%               62%                -
Customer B                   -                 -                14%

     The customers for which the above sales were generated are distributors of the Company operating in the medical diagnostic device industry.

(15) COMMITMENTS

     The Company leases its facilities and some of its equipment under non-cancelable operating lease arrangements. The rental payments under these leases are charged to expense as incurred. Rent expense included in the accompanying consolidated statements of operations was $896,526, $873,687 and $940,027 for the years ended December 31, 2000, 1999 and 1998, respectively.

     The following is a schedule of future minimum rental payments, excluding property taxes and other operating expenses, required under all non-cancelable operating leases:

          Year ending December 31:

          2001                          $   805,774
          2002                              632,510
          2003                              538,012
          2004                              219,474
          2005                              118,125
                                        -----------

          Total minimum lease payments  $ 2,313,895
                                        ===========

(16) LEGAL PROCEEDINGS

     There are no legal proceedings pending, threatened against or involving the Company, which, in the opinion of management, will have a material adverse effect upon consolidated results of operations or financial condition.

(17) CHANGE IN YEAR-END OF SUBSIDIARY

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

(18) QUARTERLY RESULTS OF OPERATIONS (unaudited)

                                         First        Second         Third        Fourth
                                       Quarter       Quarter       Quarter       Quarter
                                 --------------------------------------------------------
2000
    Net sales                      $ 5,670,894   $ 6,090,343   $ 6,580,956   $ 6,916,214
    Gross profit                     1,400,937     1,648,834     1,987,875     2,482,658
    Operating loss                  (1,179,930)     (949,379)     (534,240)      (79,413)
    Net loss                        (1,143,409)     (892,620)     (487,271)     (124,317)
    Net loss per common share            (0.04)        (0.03)        (0.02)         0.00

1999
    Net sales                      $ 4,243,187   $ 4,639,746   $ 4,694,294   $ 5,109,957
    Gross profit                       726,281       723,373       603,890       853,946
    Operating loss                  (3,736,242)   (2,718,719)   (1,983,824)   (1,605,014)
    Net loss                        (3,907,742)   (2,782,173)   (1,981,187)   (1,572,445)
    Net loss per common share            (0.17)        (0.11)        (0.08)        (0.06)

Report of Independent Auditors

The Board of Directors and Shareholders
Diametrics Medical, Inc.:


We have audited the accompanying consolidated balance sheets of Diametrics Medical, Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diametrics Medical, Inc. and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


                                                 KPMG LLP


Minneapolis, Minnesota
February 2, 2001

CORPORATE INFORMATION


EXECUTIVE OFFICERS


David T. Giddings
President, Chief Executive Officer and Chairman of the Board

Roy S. Johnson
Executive Vice President and President
and Managing Director of
Diametrics Medical, Ltd.

Laurence L. Betterley
Senior Vice President and Chief Financial Officer


DIRECTORS

Andre de Bruin (2)
President and Chief Executive Officer of
QUIDEL Corporation

Gerald L. Cohn (1) (2)
Consultant and Private Investor

David T. Giddings

Carl S. Goldfischer, M.D. (2)
Private Investor and
Limited Partner of Bay City Capital

Hans-Guenter Hohmann (1)
Managing Director of
Agilent Technologies, GmbH

Roy S. Johnson

Mark B. Knudson, Ph.D. (1)
Chairman and CEO of
Venturi Group, LLC and
CEO of Pi Medical, Inc. and
Chairman and Founder of HeartStent

(1) Member of the Compensation Committee of the Board of Directors

(2) Member of the Audit Committee of the Board of Directors

SHAREHOLDER INFORMATION

STOCK LISTING

The Company's common stock is traded on The Nasdaq National Market under the symbol DMED.

STOCK TRANSFER AGENT

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
Phone: (800) 937-5449

FORM 10-K

A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission is available to shareholders free of charge by writing to Diametrics Medical, Inc.

ANNUAL MEETING

The annual meeting of Diametrics Medical, Inc. shareholders will be held May 23, 2001, at 3:30 p.m. at the Minneapolis Marriott City Center, 30 South Seventh Street, Minneapolis, Minnesota. All shareholders and other interested parties are invited to attend.

INVESTOR INQUIRIES

Please direct all inquiries to Laurence L. Betterley, Senior Vice President and Chief Financial Officer, at the Company's corporate offices.

STOCK INFORMATION

High and low quarterly closing prices for Diametrics Medical, Inc., common stock as quoted on The Nasdaq National Market were:

                                                         2000
                                               High              Low
                                            -------------------------------
First Quarter                               $ 12 5/8           $  7 5/8
Second Quarter                                10 3/8              5 21/32
Third Quarter                                  8 1/4              6 1/8
Fourth Quarter                                 9 1/4              5 3/8


                                                         1999
                                                High              Low
                                            -------------------------------
First Quarter                               $  8 9/16          $  4 1/32
Second Quarter                                 6 3/4              4 13/16
Third Quarter                                  7 1/2              5 5/16
Fourth Quarter                                 6 13/16            3 3/4


There were 392 common shareholders of record and the Company estimates approximately 4,800 shareholders holding stock in "street name" accounts as of December 31, 2000. The Company has not paid any stock dividends on its common stock since its inception, and management does not anticipate paying cash dividends in the foreseeable future.

CORPORATE ADDRESS                  INTERNATIONAL SUBSIDIARY

Diametrics Medical, Inc.           Diametrics Medical, Ltd.
2658 Patton Road                   5 Manor Court Yard, Hughenden Ave.
St. Paul, Minnesota 55113          High Wycombe, Bucks. HP13 5RE
Phone: (651) 639-8035              England
Website:  www.diametrics.com       Phone: +44(0)1494 446651

36